SEC Number	PW-55
File Number

________________________________________________

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY
________________________________________________
(Company’s Full Name)

Ramon Cojuangco Building
Makati Avenue, Makati City
_________________________________________________
(Company’s Address)

(632) 816-8556
______________________________________
(Telephone Number)

Not Applicable
______________________________________
(Fiscal Year Ending)
(month & day)

SEC Form 17-C
______________________________________
Form Type

Not Applicable
______________________________________
Amendment Designation (if applicable)

December 31, 2009
______________________________________
Period Ended Date

Not Applicable
__________________________________________________
(Secondary License Type and File Number)

March 2, 2010

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Director Justina Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with Management’s Discussion and Analysis and accompanying unaudited financial statements of the Company as at and for the year ended December 31, 2009.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

  P       W       -       5       5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd
Tuesday
-	-	-	-		-	-
Month			Day	FORM TYPE	Month			Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
2,183,134

As of January 31, 2010	N/A	N/A

Total No. of Stockholders Domestic	Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION
CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 2, 2010

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only) Province, country or other jurisdiction of Incorporation	Industry Classification Code
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Common Stock	186,797,304(1)

(1)	Represents the total outstanding common shares (net of 2,682,956 shares).

TABLE OF CONTENTS

Page

PART I - FINANCIAL INFORMATION 1

Item 1.	Consolidated Financial Statements 1

Item 2.	Management’s Discussion and Analysis of Financial

Condition and Results of Operations 1

Financial Highlights and Key Performance Indicators 2
Overview 3
Results of Operations 5

Wireless 6

Revenues 6
Expenses 12
Other Income (Expenses) 14
Provision for Income Tax 15
Net Income 15

Fixed Line 15

Revenues 15
Expenses 19
Other Expenses 20
Provision for Income Tax 21
Net Income 21

Information and Communications Technology 21

Revenues 21
Expenses 23
Other Income 25
Benefit from Income Tax 25
Net Income (Loss) 25

Liquidity and Capital Resources 26

Operating Activities 27
Investing Activities 27
Financing Activities 28

Off-Statement of Financial Position Arrangements 32

Equity Financing 32

Contractual Obligations and Commercial Commitments 33

Quantitative and Qualitative Disclosures about Market Risks 33
Impact of Inflation and Changing Prices 35

PART II – OTHER INFORMATION 35

Related Party Transactions 42

ANNEX – Aging of Accounts Receivable A-1

SIGNATURES S-1

PART I –– FINANCIAL INFORMATION

Item 1. Consolidated Financial Statements

Our consolidated financial statements as at December 31, 2009 (unaudited) and December 31, 2008 (audited) and for the years ended December 31, 2009, 2008 and 2007 and related notes (pages F-1 to F-130) are filed as part of this report on Form 17-C.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies of the accompanying unaudited consolidated financial statements for a list of these subsidiaries, including a description of their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which has certain differences from International Financial Reporting Standards as issued by the International Accounting Standards Board. PFRS differ in certain significant respects from generally accepted accounting principles in the U.S.

The financial information appearing in this report and in the accompanying audited consolidated financial statements is stated in Philippine pesos. All references to “Philippine pesos,” “Php” or “pesos” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “yen” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php46.43 to US$1.00, the volume weighted average exchange rate as at December 31, 2009 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, actual results may differ materially from any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights and Key Performance Indicators

	December 31,		Increase (Decrease)
	2009	2008	Amount	%
(in millions, except for earnings per common share, operational data and exchange rates)	(Unaudited)	(Audited)
Consolidated Statements of Financial Position
Total assets	Php280,148	Php252,558	Php27,590	11
Property, plant and equipment – net	161,256	160,326	930	1
Cash and cash equivalents and short-term investments	42,143	40,354	1,789	4
Total equity attributable to equity holders of PLDT	98,575	105,531	(6,956)	(7)
Notes payable and long-term debt	98,729	73,911	24,818	34
Net debt(1) to equity ratio	0.57x	0.32x	–	–
	Years Ended December 31,		Increase (Decrease)

	2009	2008	Amount	%

	(Unaudited)	(Audited)
Consolidated Income Statements
Revenues	Php147,993	Php145,582	Php2,411	2
Expenses	90,111	85,786	4,325	5
Other expenses	3,043	5,305	(2,262)	(43)
Income before income tax	54,839	54,491	348	1
Net income attributable to equity holders of PLDT	39,781	34,635	5,146	15
Pre-tax income margin	37%	37%	–	–
Net income margin	27%	24%	–	–
Earnings per common share
Basic	210.38	181.65	28.73	16
Diluted	210.36	181.64	28.72	16
Consolidated Statements of Cash Flows
Net cash provided by operating activities	74,386	78,302	(3,916)	(5)
Net cash used in investing activities	49,132	17,014	32,118	189
Capital expenditures	28,069	25,203	2,866	11
Net cash used in financing activities	20,293	45,464	(25,171)	(55)
Operational Data
Number of cellular subscribers	41,328,641	35,224,604	6,104,037	17
Number of fixed line subscribers	1,816,541	1,782,356	34,185	2
Number of broadband subscribers	1,614,407	995,916	618,491	62
Fixed Line	559,664	432,583	127,081	29
Wireless	1,054,743	563,333	491,410	87
Number of employees	29,035	29,904	(869)	(3)
Fixed Line(2)	7,947	7,813	134	2
Wireless	5,507	5,602	(95)	(2)
Information and Communications Technology	15,581	16,489	(908)	(6)

Exchange Rates	Php per US$
December 31, 2009	46.43
December 31, 2008	47.65
December 31, 2007	41.41

(1) Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt, including current portion).

(2) Increase in headcount was primarily due to the acquisition of Philcom.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main business segments:

•	Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, Pilipino Telephone Corporation, or Piltel, (on August 17, 2009, Smart acquired the cellular business of Piltel) and Connectivity Unlimited Resources Enterprises, or CURE, our cellular service providers; Smart Broadband, Inc., or SBI, Blue Ocean Wireless, or BOW, Airborne Access Corporation, and Primeworld Digital Systems, Inc., or PDSI, our wireless broadband service providers; Wolfpac Mobile, Inc., or Wolfpac, and Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group, our wireless content operators; Mabuhay Satellite Corporation, or Mabuhay Satellite, and ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, our satellite operators;

•	Fixed Line — fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Philcom, Inc. (formerly known as Philcom Corporation) or Philcom, PLDT-Maratel, Inc., SBI, PDSI, Bonifacio Communications Corporation, and PLDT Global Corporation, or PLDT Global, all of which together account for approximately 4% of our consolidated fixed line subscribers; and

•	Information and Communications Technology, or ICT — information and communications infrastructure and services for internet applications, internet protocol, or IP-based solutions and multimedia content delivery provided by ePLDT, Inc., or ePLDT, and BayanTrade, Inc.; knowledge processing solutions provided by SPi Technologies, Inc. and its subsidiaries, or SPi Group; customer interaction solutions provided under the umbrella brand name ePLDT Ventus, through ePLDT Ventus, Inc., or Ventus, Parlance Systems, Inc. and Vocativ Systems, Inc.; internet access and online gaming services provided by Infocom Technologies, Inc., or Infocom, Digital Paradise, Inc., netGames, Inc. and Level Up!, Inc., or Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 10 – Investments in Associates and Joint Ventures of the accompanying unaudited consolidated financial statements.

We registered consolidated revenues of Php147,993 million in 2009, an increase of Php2,411 million, or 2%, as compared with Php145,582 million in 2008, primarily due to an increase in our service revenues by Php2,774 million resulting largely from an increase in the service revenues of our wireless and fixed line businesses, which was primarily due to increases in the number of our cellular and broadband subscribers partially offset by decreases in average revenue per subscriber.

Consolidated expenses increased by Php4,325 million, or 5%, to Php90,111 million in 2009 from Php85,786 million in 2008, largely resulting from increases in compensation and employee benefits, depreciation and amortization, asset impairment, rent and other operating expenses partly offset by lower provisions, professional and other contracted services, and communication, training and travel.

Consolidated other expenses decreased by Php2,262 million, or 43%, to Php3,043 million in 2009 as compared with Php5,305 million in 2008. The decrease was primarily due to the combined effects of the following: (i) net foreign exchange gains of Php909 million in 2009 as compared with net foreign exchange losses of Php6,170 million in 2008 due to the appreciation of the Philippine peso to the U.S. dollar in 2009 to Php46.43 on December 31, 2009 from Php47.65 on December 31, 2008; (ii) an increase in other income of Php404 million primarily due to gain on fair value adjustment of investment properties and gain on the dissolution of Mabuhay Space Holdings Limited, a joint venture between Mabuhay Satellite and Space Systems/Loral, Inc.; (iii) an increase in equity share in net earnings of associates and joint ventures by Php178 million due to the share in net earnings of Manila Electric Company, or Meralco, from July 14, 2009 (Piltel acquired 20% equity of Meralco) to December 31, 2009; (iv) lower interest income by Php129 million due to lower average interest rate on money market placements and special deposits; (v) an increase in net financing costs by Php452 million mainly due to higher interest on loans and other related items – net, on account of PLDT’s and Smart’s higher average loan balances, depreciation of foreign exchange rate and lower capitalized interest; and (vi) net losses on derivative financial instruments of Php1,006 million on account of loss on mark-to-market valuation on foreign currency swaps in 2009 as against net gains on derivative financial instruments of Php3,812 million in 2008 due to the effect of the de-designation of foreign currency swaps and option contracts.

Consolidated net income attributable to equity holders of PLDT increased by Php5,146 million, or 15%, to Php39,781 million in 2009 from Php34,635 million in 2008. The increase was mainly due to the combined effects of the following: (a) decrease in other expenses by Php2,262 million; (b) an increase in consolidated revenues by Php2,411 million; (c) decrease in the consolidated provision for income tax by Php4,449 million due to a reduction in the regular corporate income tax rate from 35% to 30% beginning January 2009 and availment of optional standard deduction, or OSD, in the computation of income tax by our wireless business units; and (d) an increase of Php4,325 million in consolidated expenses. Likewise, our consolidated basic and diluted earnings per common share increased to Php210.38 and Php210.36, respectively, in 2009 from Php181.65 and Php181.64, respectively, in 2008. In 2009, as a result of the share buyback program implemented since 2008, there were 186.8 million PLDT common shares outstanding as compared with 187.5 million PLDT common shares outstanding in 2008.

Results of Operations

The table below shows the contribution by each of our business segments to our revenues, expenses, other income (expenses) and net income for the years ended December 31, 2009 and 2008. The majority of our revenues are derived from our operations within the Philippines.

							Inter-segment
	Wireless		Fixed Line		ICT		Transactions	Total
					(in millions)
For the year ended December 31, 2009 (Unaudited)
Revenues	Php97,524		Php51,373		Php11,549		(Php12,453)	Php147,993
Expenses	52,432		39,081		11,289		(12,691)	90,111
Other income (expenses)	1,149		(4,170)		216		(238)	(3,043)
Income before income tax	46,241		8,122		476		–	54,839
Net income	33,727		5,864		504		–	40,095
Net income attributable to equity holders of PLDT	33,394		5,854		533		–	39,781
For the year ended December 31, 2008 (Audited)
Revenues	95,597		49,686		10,983		(10,684)	145,582
Expenses	47,589		35,733		13,267		(10,803)	85,786
Other expenses	2,640		2,476		1		188	5,305
Income (loss) before income tax	45,368		11,477		(2,285)		(69)	54,491
Net income (loss)	29,333		8,220		(2,186)		(69)	35,298
Net income (loss) attributable to
equity holders of PLDT	28,458		8,215		(1,969)		(69)	34,635
Increase (Decrease)	Amount	%	Amount	%	Amount	%	Amount	Amount	%

					(in millions)
Revenues	Php1,927	2	Php1,687	3	Php566	5	(Php1,769)	Php2,411	2
Expenses	4,843	10	3,348	9	(1,978)	(15)	(1,888)	4,325	5
Other income (expenses)	3,789	144	(1,694)	68	217	21,700	(50)	2,262	43
Income before income tax	873	2	(3,355)	(29)	2,761	121	69	348	1
Net income (loss)	4,394	15	(2,356)	(29)	2,690	123	69	4,797	14
Net income (loss) attributable to
equity holders of PLDT	4,936	17	(2,361)	(29)	2,502	127	69	5,146	15

Wireless

Revenues

Revenues generated from our wireless business amounted to Php97,524 million in 2009, an increase of Php1,927 million, or 2%, from Php95,597 million in 2008. The following table summarizes our total revenues from our wireless business for the years ended December 31, 2009 and 2008 by service segment:

					Increase (Decrease)
	2009	%	2008	%	Amount	%
			(in millions)
Wireless Services:
Service Revenues:
Cellular	Php88,410	91	Php87,518	92	Php892	1
Wireless broadband, satellite and others	7,419	7	6,075	6	1,344	22

	95,829	98	93,593	98	2,236	2
Non-Service Revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	1,695	2	2,004	2	(309)	(15)
Total Wireless Revenues	Php97,524	100	Php95,597	100	Php1,927	2

Service Revenues

Our wireless service revenues increased by Php2,236 million, or 2%, to Php95,829 million in 2009 as compared with Php93,593 million in 2008, mainly as a result of the growth in the cellular and wireless broadband subscriber base. In particular, revenues from voice services increased due to the introduction of new unlimited voice offers, the favorable effect of the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar on our dollar-linked revenues to Php47.64 in 2009 from Php44.47 in 2008, as well as the growth in international inbound call volumes in 2009 as compared with 2008. Revenues from short messaging service, or SMS, on the other hand, decreased due to the increase in the number of multi-SIM holders, intense competition and the continued decline in SMS yield as a result of aggressive SMS offers. Since the growth in our cellular subscriber base was mainly in the lower income segment of the Philippine wireless market, average monthly cellular ARPUs for 2009 were lower as compared with 2008. As a percentage of our total wireless revenues, service revenues contributed 98% in both 2009 and 2008.

Cellular Service

Our cellular service revenues in 2009 amounted to Php88,410 million, an increase of Php892 million, or 1%, from Php87,518 million in 2008. Cellular service revenues accounted for 92% of our wireless service revenues in 2009 as compared with 94% in 2008.

The following table shows the breakdown of our cellular service revenues and other key measures of our cellular business as at and for the years ended December 31, 2009 and 2008:

			Increase (Decrease)
	2009	2008	Amount	%
		(in millions)
Cellular service revenues	Php88,410	Php87,518	Php892	1
By service type	85,922	85,079	843	1
Prepaid	79,284	78,743	541	1
Postpaid	6,638	6,336	302	5
By component	85,922	85,079	843	1
Voice	38,850	37,275	1,575	4
Data	47,072	47,804	(732)	(2)
Others(1)	2,488	2,439	49	2

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, revenues from Smart’s public calling offices and share in PLDT’s WeRoam and PLDT Landline Plus services, a small number of leased line contracts, revenues from Wolfpac and other Smart subsidiaries.

			Increase (Decrease)
	2009	2008	Amount	%
Cellular subscriber base	41,328,641	35,224,604	6,104,037	17
Prepaid	40,893,098	34,826,468	6,066,630	17
Smart Buddy	23,762,814	20,501,617	3,261,197	16
Talk ’N Text(1)	17,050,713	14,308,493	2,742,220	19
Red Mobile(2)	79,571	16,358	63,213	386
Postpaid	435,543	398,136	37,407	9
Systemwide traffic volumes (in millions)
Calls (in minutes)	13,327	6,708	6,619	99
Domestic – outbound	10,404	3,810	6,594	173
International	2,923	2,898	25	1
Inbound	2,733	2,677	56	2
Outbound	190	221	(31)	(14)
SMS count	279,496	249,691	29,805	12
Text messages	277,869	248,051	29,818	12
Domestic	277,558	247,751	29,807	12
Bucket-Priced	256,391	223,373	33,018	15
Standard	21,167	24,378	(3,211)	(13)
International	311	300	11	4
Value-Added Services	1,608	1,614	(6)	–
Financial Services	19	26	(7)	(27)

(1) The transfer of Piltel’s cellular business to Smart was completed on August 17, 2009.

(2) The Red Mobile brand was launched in November 2008.

Revenues attributable to our cellular prepaid service amounted to Php79,284 million in 2009, an increase of Php541 million, or 1%, over the Php78,743 million earned in 2008. Prepaid cellular service revenues accounted for 92% and 93% of cellular voice and data revenues in 2009 and 2008, respectively. Revenues attributable to Smart’s postpaid cellular service amounted to Php6,638 million in 2009, an increase of Php302 million, or 5%, over the Php6,336 million earned in 2008, and accounted for 8% and 7% of cellular voice and data revenues in 2009 and 2008, respectively.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice value-added services, or VAS, such as voice mail and outbound international roaming, increased by Php1,575 million, or 4%, to Php38,850 million in 2009 from Php37,275 million in 2008 primarily due to the introduction of new unlimited voice offers, the favorable effect of the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar on our dollar-linked revenues to Php47.64 in 2009 from Php44.47 in 2008 and the growth in inbound international call volumes. Cellular voice services accounted for 44% of our cellular service revenues in 2009 as compared with 43% in 2008.

Domestic outbound calls totaled 10,404 million minutes in 2009, an increase of 6,594 million minutes, or 173%, as compared with 3,810 million minutes in 2008 mainly due to increased usage resulting from unlimited voice offerings. International inbound and outbound calls totaled 2,923 million minutes in 2009, an increase of 25 million minutes, or 1%, as compared with 2,898 million minutes in 2008, mainly due to an increase in cellular subscriber base.

On June 26, 2009, Smartalk, Smart’s unlimited voice offering, was made available to Smart Buddy and Smart Gold subscribers nationwide. The new service does not require any change in SIM or cellular phone number and enables Smart Buddy and Smart Gold subscribers to make unlimited calls to any subscriber on the Smart network. Smart subscribers could avail of the service, via registration or via retailer loading, by purchasing loads for unlimited calls which come in two denominations: “Smartalk 100” which offers five days of unlimited calls for Php100 and “Smartalk 500” which offers 30 days of unlimited calls to any subscriber on the Smart network for Php500.

Buoyed by the widespread acceptance of the service, Smart launched a variant in October 2009, the Smartalk Plus, which offers unlimited calling and on-net texting during off-peak hours and reduced rates during peak hours. Smartalk Plus’ Php100 load denomination is valid for five days and provides on-net unlimited calls and SMS from 10:01 p.m. to 5:00 p.m. and, call and SMS rates of Php2.50 per minute and Php0.20 per SMS, respectively, from 5:01 p.m. to 10:00 p.m.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, decreased by Php732 million, or 2%, to Php47,072 million in 2009 from Php47,804 million in 2008. Cellular data services accounted for 53% and 55% of our cellular service revenues in 2009 and 2008, respectively.

The following table shows the breakdown of our cellular data revenues for the years ended December 31, 2009 and 2008:

			Increase (Decrease)
	2009	2008	Amount	%
		(in millions)
Text messaging
Domestic	Php42,905	Php43,477	(Php572)	(1)
Bucket-Priced	26,797	26,461	336	1
Standard	16,108	17,016	(908)	(5)
International	1,668	1,808	(140)	(8)

	44,573	45,285	(712)	(2)

Value-added services
Standard(1)	1,057	1,325	(268)	(20)
Rich Media(2)	998	679	319	47
Pasa Load	413	470	(57)	(12)

	2,468	2,474	(6)	–

Financial services
Smart Money	27	41	(14)	(34)
Mobile Banking	4	4	–	–

	31	45	(14)	(31)

Total	Php47,072	Php47,804	(Php732)	(2)

(1) Includes standard services such as info-on-demand, ringtone and logo download, etc.
(2) Includes Multimedia Messaging System, or MMS, internet browsing, General Packet Radio Service, or GPRS, etc.

Text messaging-related services contributed revenues of Php44,573 million in 2009, a decrease of Php712 million, or 2%, as compared with Php45,285 million in 2008, and accounted for 95% of our total cellular data revenues in each of 2009 and 2008. The decrease in revenues from text messaging-related services resulted mainly from the increase in the number of subscribers who also hold SIM cards from other cellular operators and who selectively use such SIM cards in their calls and SMS, intense competition, the continued decline in SMS yield as a result of aggressive SMS offers and alternative means of communication. Text messaging revenues from the various bucket-priced plans totaled Php26,797 million in 2009, an increase of Php336 million, or 1%, as compared with Php26,461 million in 2008. On the other hand, standard text messaging revenues decreased by Php908 million to Php16,108 million in 2009 from Php17,016 million in 2008. The decrease in international text messaging revenues was mainly due to the higher average/effective rate of roaming costs in 2009.

Standard text messages totaled 21,167 million in 2009, a decrease of 3,211 million, or 13%, as compared with 24,378 million in 2008 mainly due to a shift to bucket-priced text services. Bucket-priced text messages in 2009 totaled 256,391 million, an increase of 33,018 million, or 15%, as compared with 223,373 million in 2008.

VAS, which contributed revenues of Php2,468 million in 2009, decreased by Php6 million from Php2,474 million in 2008 primarily due to lower usage of standard services and Pasa Load, which is a service allowing prepaid subscribers to transfer small denominations of air time credits to other prepaid subscribers, owing to the continued patronage of low-denomination top-ups partially offset by higher usage of rich media services.

Subscriber Base, ARPU and Churn Rates

At the end of 2009, Smart (including Piltel’s Talk ‘N Text subscribers which were transferred to Smart on August 17, 2009) and CURE cellular subscribers totaled 41,328,641, an increase of 6,104,037, or 17%, over their combined cellular subscriber base of 35,224,604 at the end of 2008. Our cellular prepaid subscriber base grew by 17% to 40,893,098 in 2009 from 34,826,468 in 2008, while our cellular postpaid subscriber base increased by 9% to 435,543 in 2009 from 398,136 in 2008. Prepaid subscribers accounted for 99% of our total subscriber base in each of 2009 and 2008. Prepaid and postpaid subscribers reflected net activations of 6,066,630 and 37,407, respectively, in 2009 and 5,127,318 and 56,256, respectively, in 2008.

Our net subscriber activations for the years ended December 31, 2009 and 2008 were as follows:

			Increase (Decrease)
	2009	2008	Amount	%
Prepaid	6,066,630	5,127,318	939,312	18
Smart Buddy	3,261,197	504,293	2,756,904	547
Talk ’N Text(1)	2,742,220	4,606,667	(1,864,447)	(40)
Red Mobile(2)	63,213	16,358	46,855	286
Postpaid	37,407	56,256	(18,849)	(34)

Total	6,104,037	5,183,574	920,463	18

(1) The transfer of Piltel’s cellular business to Smart was completed on August 17, 2009.

(2) The Red Mobile brand was launched in November 2008.

For Smart Buddy, the average monthly churn rate for 2009 and 2008 was 4.2% and 4.7%, respectively, while the average monthly churn rate for Talk ’N Text subscribers was 5.0% and 4.8% in 2009 and 2008, respectively. The average monthly churn rate for Red Mobile subscribers was 12.3% in 2009.

The average monthly churn rate for Smart’s postpaid subscribers were 1.9% and 1.2% for 2009 and 2008, respectively. Smart’s policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber’s account is either 45 days overdue or if the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is temporarily disconnected. If the account is not settled within 30 days from temporary disconnection, the account is then considered as churned. From the time that temporary disconnection is initiated, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

The following table summarizes our cellular average monthly ARPUs for the years ended December 31, 2009 and 2008:

	Gross(1)		Decrease		Net(2)		Decrease
	2009	2008	Amount	%	2009	2008	Amount	%
Prepaid
Smart Buddy	Php261	Php290	(Php29)	(10)	Php207	Php230	(Php23)	(10)
Talk ’N Text	161	194	(33)	(17)	133	158	(25)	(16)
Red Mobile	20	48	(28)	(58)	13	39	(26)	(67)
Prepaid – Blended(3)	218	254	(36)	(14)	175	203	(28)	(14)
Postpaid – Smart	1,817	2,065	(248)	(12)	1,313	1,483	(170)	(11)
Prepaid and Postpaid Blended(4)	235	274	(39)	(14)	188	217	(29)	(13)

(1) Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, including discounts, allocated content-provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2) Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income net of interconnection expense, but net of discounts and content-provider costs, by the average number of subscribers in the month.

(3) The average monthly ARPU of Smart Buddy, Talk ’N Text and Red Mobile.

(4) The average monthly ARPU of all prepaid and postpaid cellular subscribers.

Prepaid service revenues consist mainly of charges for subscribers’ actual usage of their loads. Prepaid blended gross average monthly ARPU in 2009 was Php218, a decrease of 14%, as compared with Php254 in 2008. The decrease was primarily due to a decline in the average outbound and inbound domestic voice and text messaging revenue per subscriber in 2009 as compared with 2008. On a net basis, prepaid blended average monthly ARPU in 2009 was Php175, a decrease of 14%, as compared with Php203 in 2008.

Gross average monthly ARPU for postpaid subscribers decreased by 12% to Php1,817 as net average monthly ARPU also decreased by 11% to Php1,313 in 2009 as compared with Php2,065 and Php1,483 in 2008, respectively. Prepaid and postpaid gross average monthly blended ARPU was Php235 in 2009, a decrease of 14%, as compared with Php274 in 2008. Net average monthly prepaid and postpaid blended ARPU decreased by 13% to Php188 in 2009 from Php217 in 2008.

Our average quarterly prepaid and postpaid ARPUs for 2009 and 2008 were as follows:

	Prepaid						Postpaid
	Smart Buddy		Talk ’N Text		Red Mobile		Smart

	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

2009
First Quarter	Php272	Php216	Php176	Php144	Php25	Php14	Php1,863	Php1,364
Second Quarter	269	212	168	138	16	10	1,816	1,278
Third Quarter	249	197	148	122	19	12	1,801	1,307
Fourth Quarter	252	203	152	127	18	15	1,791	1,304
2008
First Quarter	292	230	207	163	–	–	2,013	1,472
Second Quarter	294	232	199	159	–	–	2,134	1,510
Third Quarter	285	223	178	148	–	–	2,078	1,505
Fourth Quarter	291	234	192	162	48	39	2,037	1,445

(1) Gross quarterly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.

(2) Net quarterly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI, rentals received for the lease of Mabuhay Satellite’s transponders, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the mobile virtual network operations of PLDT Global’s subsidiary. Gross revenues from these services in 2009 amounted to Php7,419 million, an increase of Php1,344 million, or 22%, from Php6,075 million in 2008 principally due to the growth in subscribers of our wireless broadband business complemented by the favorable effect of the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php47.64 in 2009 from Php44.47 in 2008 on our U.S. dollar and U.S. dollar-linked revenues, partially offset by lower satellite transponder rental revenues owing to lower rental charges and a decrease in the number of transponders being leased out.

SBI offers a number of wireless broadband services and had a total of 1,037,720 subscribers in 2009, an increase of 490,630 subscribers, or 90%, as compared with 547,090 subscribers in 2008. Our postpaid wireless broadband subscriber base grew by 13,094, or 3%, to 436,037 in 2009 from 422,943 in 2008, while our prepaid wireless broadband subscriber base increased by 477,536, or 385%, to 601,683 in 2009 from 124,147 in 2008. Wireless broadband service revenues contributed Php5,383 million to wireless service revenues in 2009, representing an increase of Php1,056 million, or 24%, as compared with Php4,327 million in 2008.

SmartBro, SBI’s fixed wireless broadband service linked to Smart’s wireless broadband-enabled base stations, allows subscribers to connect to the internet using an outdoor aerial antenna installed in a subscriber’s home.

We offer SmartBro Plug-It, which provides instant internet access, through the use of a wireless modem, in places where there is Smart network coverage. On April 13, 2008, we launched SmartBro Plug-It Prepaid, which offers 30-minute internet access for every Php10 worth of load. In March 2009, we introduced SmartBro Share-It, which allows users to share their broadband access with other computers in a home network via a WiFi router. SmartBro Share-It runs on a High Speed Packet Access, or HSPA, 850 network ready for transfer capacities of up to 2 Mbps. Effective December 3, 2009, various plans, where monthly fees depend on hours of internet usage, were replaced with Plan 999 which includes unlimited hours of internet usage and speed of up to 2Mbps.

On May 24, 2009, Smart introduced Sandbox, the latest web platform from Smart which unites social networking, online media content downloading, as well as web services. Browsing on the portal is free of charge but downloading content is charged accordingly. Content is delivered straight to the subscriber’s mobile and the cost for any requested music, game and video is automatically charged to the subscriber’s prepaid load or added to the monthly service fee for postpaid subscribers.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems. Our wireless non-service revenues decreased by Php309 million, or 15%, to Php1,695 million in 2009 as compared with Php2,004 million in 2008 primarily due to the lower average retail price of cellular phonekits and SIM-packs, partly offset by increased sales of broadband data modems.

Expenses

Expenses associated with our wireless business in 2009 amounted to Php52,432 million, an increase of Php4,843 million, or 10%, from Php47,589 million in 2008. A significant portion of this increase was attributable to rent, depreciation and amortization, asset impairment, compensation and employee benefits, professional and other contracted services, and other expenses, partially offset by lower expenses related to provisions, and communication, training and travel expenses. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 54% and 50% in 2009 and 2008, respectively.

Cellular business expenses accounted for 85% of our wireless business expenses, while wireless broadband, satellite and other business expenses accounted for the remaining 15% of our wireless business expenses in 2009 as compared with 90% and 10%, respectively, in 2008.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2009 and 2008 and the percentage of each expense item to the total:

					Increase (Decrease)
	2009	%	2008	%	Amount	%
			(in millions)
Wireless Services:
Depreciation and amortization	Php13,237	25	Php11,975	25	Php1,262	11
Rent	10,553	20	9,267	20	1,286	14
Compensation and employee benefits(1)	6,059	12	5,433	11	626	12
Cost of sales	4,363	8	4,236	9	127	3
Repairs and maintenance	4,340	8	4,230	9	110	3
Selling and promotions	4,051	8	3,781	8	270	7
Professional and other contracted services	2,904	6	2,529	5	375	15
Asset impairment	2,026	4	1,006	2	1,020	101
Taxes and licenses	2,022	4	1,872	4	150	8
Communication, training and travel	972	2	1,091	2	(119)	(11)
Insurance and security services	781	1	722	2	59	8
Amortization of intangible assets	126	–	133	–	(7)	(5)
Provisions	–	–	897	2	(897)	(100)
Other expenses	998	2	417	1	581	139

Total	Php52,432	100	Php47,589	100	Php4,843	10

(1) Includes salaries and employee benefits, long-term incentive plan, or LTIP, pension and manpower rightsizing program, or MRP, costs.

Depreciation and amortization charges increased by Php1,262 million, or 11%, to Php13,237 million in 2009 principally due to increased depreciation on the growing asset base of 3G and broadband networks, and broadband customer-deployed equipment, partly offset by a decrease in the depreciable asset base of our 2G network.

Rent expenses increased by Php1,286 million, or 14%, to Php10,553 million on account of an increase in international and domestic circuits leased by Smart from PLDT, as well as higher site rental expenses. In 2009, we had 5,539 cell sites, 9,727 cellular/mobile broadband base stations and 2,007 fixed wireless broadband-enabled base stations, as compared with 5,284 cell sites, 8,477 cellular/mobile broadband base stations and 1,986 fixed wireless broadband-enabled base stations in 2008.

Compensation and employee benefits expenses increased by Php626 million, or 12%, to Php6,059 million primarily due to increased provision for LTIP, MRP cost, merit-based increases, and employee upgrades and promotions. The increase was partly offset by a decrease in employee headcount of Smart and subsidiaries by 94 to 5,454 in 2009 as compared with 5,548 in 2008. For further discussion of our LTIP, please see Note 25 – Share-based Payments and Employee Benefits of the accompanying unaudited consolidated financial statements.

Cost of sales increased by Php127 million, or 3%, to Php4,363 million primarily due to higher sales volume of broadband data modems in 2009 and an increase in retention transactions, partly offset by the lower combined average cost of cellular phonekits and SIM-packs.

Repairs and maintenance expenses increased by Php110 million, or 3%, to Php4,340 million mainly due to an increase in network maintenance costs and electricity consumption, partly offset by lower fuel costs for power generation and lower software maintenance expenses.

Selling and promotion expenses increased by Php270 million, or 7%, to Php4,051 million primarily due to higher advertising, promotional campaigns and public relations expenses.

Professional and other contracted services increased by Php375 million, or 15%, to Php2,904 million primarily due to the increase in call center service fees, partly offset by lower contracted service fees, payment facility fees, consultancy and technical service fees.

Asset impairment increased by Php1,020 million, or 101%, to Php2,026 million mainly due to higher impairment on fixed assets and intangibles, higher provision for uncollectible receivables and higher provision for obsolescence of slow-moving handsets and broadband routers and modems.

Taxes and licenses increased by Php150 million, or 8%, to Php2,022 million primarily due to higher business-related taxes and license fees.

Communication, training and travel expenses decreased by Php119 million, or 11%, to Php972 million primarily due to lower travel, training, fuel, communication and hauling expenses incurred in 2009.

Insurance and security services increased by Php59 million, or 8%, to Php781 million primarily due to the increase in the number of sites and higher salary rate of security guards.

Amortization of intangibles decreased by Php7 million, or 5%, to Php126 million primarily due to the full amortization of technical application relating to SBI, partly offset by the amortization of licenses relating to BOW.

Provisions of Php897 million in 2008 pertained to provisions for assessments. Please see Note 27 – Provisions and Contingencies to the accompanying unaudited consolidated financial statements for further discussion.

Other expenses increased by Php581 million, or 139%, to Php998 million primarily due to higher various business and wireless operational-related expenses.

Other Income (Expenses)

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2009 and 2008:

			Change
	2009	2008	Amount	%
Other Income (Expenses):		(in millions)
Gains (losses) on derivative financial instruments – net	Php1,166	(Php241)	Php1,407	584
Interest income	1,139	1,197	(58)	(5)
Foreign exchange gains (losses) – net	387	(1,771)	2,158	122
Equity share in net losses of associates	(68)	(119)	51	(43)
Financing costs – net	(2,619)	(2,029)	(590)	29
Others	1,144	323	821	254

Total	Php1,149	(Php2,640)	Php3,789	144

Our wireless business segment generated other income – net of Php1,149 million in 2009, an increase of Php3,789 million, or 144%, as against other expenses – net of Php2,640 million in 2008 primarily due to the combined effects of the following: (1) net foreign exchange gains of Php387 million in 2009 as against net losses on foreign exchange revaluation of Php1,771 million in 2008 mainly due to the appreciation of the Philippine peso to the U.S. dollar in 2009; (2) net gains on derivative financial instruments of Php1,407 million mainly due to a gain in the mark-to-market valuation of Php1,170 million relating to the derivative option of the exchangeable note purchased as part of the Meralco share acquisition by Piltel; (3) increase in other income by Php821 million mainly due to Smart’s equipment rental and gain on dissolution of Mabuhay Space Holdings Limited (please see to Note 10 – Investments in Associates and Joint Ventures of the accompanying unaudited consolidated financial statements for further discussion); (4) decrease in equity share in net losses of associates by Php51 million, mainly from the decline in equity share in net losses in BOW complemented by the share in net earnings of Meralco of Php398 million from July 15, 2009 (Piltel acquired 20% equity of Meralco) to December 31, 2009, net of amortization of share in Meralco intangibles of Php41 million and depreciation of fair value adjustment of certain Meralco property and equipment of Php59 million, partly offset by a Php381 million loss on the re-measurement of Smart’s investment in BOW; and (5) higher net financing costs by Php590 million primarily due to higher interest on loans and other related items – net on account of Smart’s higher average loan balances, foreign exchange rate, interest rate, and lower capitalized interest.

Provision for Income Tax

Provision for income tax decreased by Php3,521 million, or 22%, to Php12,514 million in 2009 from Php16,035 million in 2008. In 2009, the effective tax rate for our wireless business was 27% as compared with 35% in 2008 mainly due to the reduction in the regular corporate income tax rate from 35% to 30% beginning January 2009 and availment of OSD in the computation of regular corporate income tax.

Net Income

Our wireless business segment recorded a net income of Php33,727 million in 2009, an increase of Php4,394 million, or 15%, from Php29,333 million recorded in 2008 on account of an increase of Php3,789 million in other income – net, a decrease of Php3,521 million in provision for income tax and a Php2,236 million increase in wireless service revenues, partially offset by an increase in wireless-related expenses of Php4,843 million.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php51,373 million in 2009, an increase of Php1,687 million, or 3%, from Php49,686 million in 2008. The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2009 and 2008 by service segment:

					Increase (Decrease)
	2009	%	2008	%	Amount	%
			(in millions)
Fixed Line Services:
Service Revenues:
Local exchange	Php15,681	31	Php15,923	32	(Php242)	(2)
International long distance	6,255	12	7,063	14	(808)	(11)
National long distance	5,969	12	6,207	13	(238)	(4)
Data and other network	21,567	42	18,607	37	2,960	16
Miscellaneous	1,668	3	1,466	3	202	14

	51,140	100	49,266	99	1,874	4
Non-Service Revenues:
Sale of computers	233	–	420	1	(187)	(45)
Total Fixed Line Revenues	Php51,373	100	Php49,686	100	Php1,687	3

Service Revenues

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php1,874 million, or 4%, to Php51,140 million in 2009 from Php49,266 million in 2008 due to an increase in revenues from our data and other network services as a result of higher revenues contributed by our DSL and diginet services, and miscellaneous services, partially offset by the decrease in revenues from our international long distance, local exchange and national long distance services.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2009 and 2008:

			Increase (Decrease)
	2009	2008	Amount	%
Total local exchange service revenues (in millions)	Php15,681	Php15,923	(Php242)	(2)
Number of fixed line subscribers	1,816,541	1,782,356	34,185	2
Postpaid	1,637,981	1,533,687	104,294	7
Prepaid	178,560	248,669	(70,109)	(28)
Number of fixed line employees(1)	7,947	7,813	134	2
Number of fixed line subscribers per employee	229	228	1	–

(1) Increase in headcount was primarily due to the acquisition of Philcom.

Revenues from our local exchange service decreased by Php242 million, or 2%, to Php15,681 million in 2009 from Php15,923 million in 2008 primarily owing to a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services and higher service connection charges, partially offset by an increase in the average number of postpaid billed lines as a result of the launching of PLDT Landline Plus. The percentage contribution of local exchange revenues to our total fixed line service revenues decreased to 31% in 2009 as compared with 32% in 2008.

PLDT offers PLDT Landline Plus, a postpaid fixed wireless service where subscribers to the service benefit from a text-capable home phone which can be brought around the area where it was applied for. The monthly service fee is at Php600 with 600 local minutes free and Php1,000 with 1,000 local minutes free for residential and business subscribers, respectively. In March 2008, we introduced the prepaid variant of PLDT Landline Plus. As at December 31, 2009, there were a total of 224,165 active PLDT Landline Plus subscribers, of which 171,605 and 52,560 were postpaid and prepaid subscribers, respectively, whereas there were a total of 125,621 active PLDT Landline Plus subscribers as at December 31, 2008, of which 61,604 and 64,017 were postpaid and prepaid subscribers, respectively.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the years ended December 31, 2009 and 2008:

			Decrease
	2009	2008	Amount	%
Total international long distance service revenues (in millions)	Php6,255	Php7,063	(Php808)	(11)
Inbound	5,198	5,667	(469)	(8)
Outbound	1,057	1,396	(339)	(24)
International call volumes (in million minutes, except call ratio)	1,863	2,024	(161)	(8)
Inbound	1,653	1,786	(133)	(7)
Outbound	210	238	(28)	(12)
Inbound-outbound call ratio	7.9:1	7.5:1	–	–

Our total international long distance service revenues decreased by Php808 million, or 11%, to Php6,255 million in 2009 from Php7,063 million in 2008 primarily due to a decrease in inbound and outbound call volumes on account of cellular substitution and the availability of alternative economical modes of communications, such as email, text messaging and/or VoIP calls with lower international calling rates, among others, partially offset by a favorable effect from the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar in 2009. The percentage contribution of international long distance service revenues to our total fixed line service revenues decreased to 12% in 2009 from 14% in 2008.

Our revenues from inbound international long distance service decreased by Php469 million, or 8%, to Php5,198 million in 2009 from Php5,667 million in 2008 due to a decline in inbound traffic volume by 133 million minutes to 1,653 million minutes in 2009 with more traffic terminating to cellular operators where the net revenue retained by us is lower. The decreasing effect was partially offset by a favorable effect from the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar which increased our inbound international long distance revenues, since settlement charges for inbound calls are primarily billed in U.S. dollars.

Our revenues from outbound international long distance service decreased by Php339 million, or 24%, to Php1,057 million in 2009 from Php1,396 million in 2008 primarily due to the decline in outbound international call volumes partially offset by the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php47.64 in 2009 from Php44.47 in 2008, resulting in an increase in the average billing rates to Php47.78 in 2009 from Php43.95 in 2008.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2009 and 2008:

			Decrease
	2009	2008	Amount	%
Total national long distance service revenues (in millions)	Php5,969	Php6,207	(Php238)	(4)
National long distance call volumes (in million minutes)	1,822	1,944	(122)	(6)

Our national long distance service revenues decreased by Php238 million, or 4%, to Php5,969 million in 2009 from Php6,207 million in 2008 primarily due to a decrease in call volumes, partially offset by an increase in the average revenue per minute for our national long distance services due to cessation of certain promotions on our national long distance calling rates. The percentage contribution of national long distance revenues to our fixed line service revenues decreased to 12% in 2009 from 13% in 2008.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the years ended December 31, 2009 and 2008:

			Increase
	2009	2008	Amount	%
Data and other network service revenues (in millions)	Php21,567	Php18,607	Php2,960	16
Number of DSL broadband subscribers	559,664	432,583	127,081	29

In 2009, our data and other network services posted revenues of Php21,567 million, an increase of Php2,960 million, or 16%, as compared with Php18,607 million in 2008 primarily due to increases in leased lines, IP-based and packet-based data services, particularly global data connectivity and PLDT DSL, partially offset by a decrease in PLDT Vibe service subscribers. The percentage contribution of this service segment to our fixed line service revenues increased to 42% in 2009 from 38% in 2008.

IP-based products include PLDT DSL (myDSL and BizDSL), PLDT Vibe and I-Gate. PLDT DSL broadband internet service is targeted for heavy individual internet users as well as for small and medium enterprises, while PLDT Vibe, PLDT’s dial-up/narrowband internet service, is targeted for light to medium residential or individual internet users. I-Gate, our dedicated leased line internet access service, on the other hand, is targeted for enterprises and VAS providers.

DSL contributed revenues of Php7,024 million in 2009, an increase of Php1,664 million, or 31%, as compared with Php5,360 million in 2008 primarily due to an increase in the number of subscribers, which was partially offset by lower ARPU as a result of launching of lower-priced promotional plans. DSL subscribers increased by 29% to 559,664 subscribers in 2009 from 432,583 subscribers in 2008.

We also offer PLDT WeRoam, a broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA and WiFi technologies). This service had 17,023 subscribers in 2009 as compared with 16,243 subscribers in 2008 and contributed Php208 million to our data service revenues in 2009, increasing by Php5 million, or 2%, as compared with Php203 million in 2008. Shops.Work Unplugged or SWUP, our VPN service that powers wireless point-of-sale terminals and a growing number of off-site bank ATMs, as well as other retail outlets located in remote areas, also sustained its penetration into the market with the introduction of its offering where one terminal can now accept all types of ATM debit and credit cards. This service is expected to contribute significantly to PLDT data service revenue in the near-term.

The continued growth in data services revenues can be attributed to the consistent growth of the global data business and domestic data business categories.

The steady demand for dedicated international connectivity or private networking from the corporate market, offshore and outsourcing industries, and semiconductor market to use PLDT’s extensive international alliances and domestic data offerings – Fibernet, Arcstar, other Global Service Providers such as BT-Infonet, Orange Business and Verizon. ISDN has been increasingly popular with corporate customers, especially the Primary Rate Interface type, I-Gate. International data service revenues increased by Php724 million, or 16%, to Php5,176 million in 2009 from Php4,452 million in 2008 primarily due to an increase in I-Gate revenues by Php605 million, or 55%, to Php1,699 million in 2009 from Php1,094 million in 2008 as a result of Smart’s higher usage and monthly recurring charges.

Domestic data services contributed Php16,391 million in 2009, an increase of Php2,236 million, or 16%, as compared with Php14,155 million in 2008. Growth was driven by the continued increase in DSL subscribers, and IP-VPN and Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers, as demand from the offshoring and outsourcing segment continues to increase.

Diginet, our domestic private leased line service, has been providing Smart’s increasing fiber optic and leased line data requirements. Diginet revenues increased by Php481 million, or 7%, to Php7,697 million in 2009 from Php7,216 million in 2008 mainly due to an increase in Smart’s domestic fiber optic network, or DFON, rental to Php5,847 million in 2009 from Php5,444 million in 2008.

Miscellaneous

Miscellaneous service revenues are derived mostly from directory advertising, facilities management and rental fees. In 2009, these service revenues increased by Php202 million, or 14%, to Php1,668 million from Php1,466 million in 2008 mainly due to an increase in facilities management fees and rental income owing to higher co-location charges. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in each of 2009 and 2008.

Non-service Revenues

Non-service revenues decreased by Php187 million, or 45%, to Php233 million in 2009 from Php420 million in 2008 primarily due to lower computer sales and a decrease in the cost of fixed wireless service handsets.

Expenses

Expenses related to our fixed line business totaled Php39,081 million in 2009, an increase of Php3,348 million, or 9%, as compared with Php35,733 million in 2008. The increase was primarily due to higher asset impairment, compensation and employee benefits, professional and other contracted services, and rent, which were partly offset by decreases in repairs and maintenance, depreciation and amortization, selling and promotions expenses, cost of sales, and other business-related expenses. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 76% and 72% in 2009 and 2008, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2009 and 2008 and the percentage of each expense item to the total:

					Increase (Decrease)
	2009	%	2008	%	Amount	%
				(in millions)
Fixed Line Services:
Depreciation and amortization	Php11,619	30	Php11,901	33	(Php282)	(2)
Compensation and employee benefits(1)	10,637	27	9,093	25	1,544	17
Repairs and maintenance	4,345	11	4,634	13	(289)	(6)
Asset impairment	2,901	8	888	3	2,013	227
Rent	2,749	7	2,492	7	257	10
Professional and other contracted services	2,485	6	2,143	6	342	16
Selling and promotions	1,590	4	1,715	5	(125)	(7)
Taxes and licenses	755	2	769	2	(14)	(2)
Communication, training and travel	658	2	608	2	50	8
Insurance and security services	488	1	487	1	1	–
Cost of sales	310	1	356	1	(46)	(13)
Provisions	–	–	1	–	(1)	(100)
Other expenses	544	1	646	2	(102)	(16)

Total	Php39,081	100	Php35,733	100	Php3,348	9

(1) Includes salaries and employee benefits, LTIP, pension and MRP costs.

Depreciation and amortization charges decreased by Php282 million, or 2%, to Php11,619 million due to a lower depreciable asset base in 2009 as compared with 2008.

Compensation and employee benefits expenses increased by Php1,544 million, or 17%, to Php10,637 million primarily due to increased salaries and employee benefits due to an increase in headcount resulting from the acquisition of Philcom and the transfer of Smart’s corporate business group to PLDT, and higher provisions for pension costs and LTIP. For further discussion on our LTIP and pension benefits, please see Note 25 – Share-based Payments and Employee Benefits of the accompanying unaudited consolidated financial statements.

Repairs and maintenance expenses decreased by Php289 million, or 6%, to Php4,345 million primarily due to lower maintenance costs of IT software and domestic cable and wire facilities as less operating and maintenance-related restorations were incurred in 2009 as compared with 2008.

Asset impairment increased by Php2,013 million, or 227%, to Php2,901 million mainly due to impairment loss on the prepaid transponder lease to ProtoStar and provision for uncollectible customer receivables. Please see Note 18 – Prepayments and Note 26 – Contractual Obligations and Commercial Commitments for the discussion of the prepaid transponder lease to ProtoStar.

Rent expenses increased by Php257 million, or 10%, to Php2,749 million due to an increase in international leased circuit charges and satellite link rental charges, partially offset by a decrease in site rental charges.

Professional and other contracted services increased by Php342 million, or 16%, to Php2,485 million primarily due to higher technical and contracted service fees for customer interaction solutions outsourcing project services.

Selling and promotion expenses decreased by Php125 million, or 7%, to Php1,590 million primarily due to lower spending on marketing and promotion expenses as a result of curtailment on major advertising campaigns in 2009.

Taxes and licenses decreased by Php14 million, or 2%, to Php755 million as a result of lower business-related taxes.

Communication, training and travel expenses increased by Php50 million, or 8%, to Php658 million due to increases in foreign travel and local training expenses, higher mailing and courier and communication charges.

Insurance and security services increased by Php1 million to Php488 million primarily due to higher security services.

Cost of sales decreased by Php46 million, or 13%, to Php310 million due to lower computer-bundled sales in relation to our DSL promotion and WeRoam subscriptions.

Other expenses decreased by Php102 million, or 16%, to Php544 million due to decreases in various business and fixed line operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other expenses for the years ended December 31, 2009 and 2008:

			Change
	2009	2008	Amount	%
Other Income (Expenses):		(in millions)
Foreign exchange gains (losses) – net	Php532	(Php4,513)	Php5,045	112
Interest income	402	448	(46)	(10)
Equity share in net losses of joint ventures	(98)	(74)	(24)	32
Gains (losses) on derivative financial instruments – net	(2,180)	4,141	(6,321)	(153)
Financing costs – net	(3,796)	(3,903)	107	(3)
Others	970	1,425	(455)	(32)

Total	(Php4,170)	(Php2,476)	(Php1,694)	68

Our fixed line business segment generated other expenses – net of Php4,170 million in 2009, an increase of Php1,694 million, or 68%, as compared with Php2,476 million in 2008. The change was due to the combined effects of the following: (i) net losses on derivative financial instruments of Php2,180 million relating to the loss on mark-to-market valuation of foreign currency swaps contracts in 2009 as compared with net gains on derivative financial instruments of Php4,141 million in 2008 due to the impact of the de-designation of foreign currency swaps and option contracts in 2008; (ii) decrease in other income by Php455 million primarily due to lower gain on sale of fixed assets partially offset by the gain on fair value adjustment of investment properties; (iii) net foreign exchange gains of Php532 million on account of gain on foreign exchange revaluation of net foreign currency-denominated liabilities owing to the appreciation of the Philippine peso to the U.S. dollar to Php46.43 in December 31, 2009 from Php47.65 in December 31, 2008 as against net foreign exchange losses of Php4,513 million due to the revaluation of net foreign currency-denominated liabilities on account of the depreciation of the Philippine peso to the U.S. dollar to Php47.65 on December 31, 2008 from Php41.41 in December 31, 2007; and (iv) a decrease in net financing costs by Php107 million due to lower premium payment in relation with the buyback of bonds in 2009 as compared with 2008 and higher capitalized interest partly offset by higher financing charges.

Provision for Income Tax

Provision for income tax amounted to Php2,258 million, a decrease of Php999 million, or 31%, in 2009 as compared with Php3,257 million in 2008 primarily due to lower taxable income and the reduction in the regular corporate income tax rate from 35% to 30% beginning January 2009.

Net Income

In 2009, our fixed line business segment contributed a net income of Php5,864 million, a decrease of Php2,356 million, or 29%, as compared with Php8,220 million in 2008 primarily as a result of increases in fixed line-related expenses by Php3,348 million mainly due to the impairment loss on the prepaid transponder lease to ProtoStar, and other expenses – net by Php1,694 million partially offset by an increase in fixed line service revenues by Php1,874 million and a lower provision for income tax by Php999 million.

Information and Communications Technology

Revenues

Our ICT business provides knowledge processing solutions, customer interaction solutions, internet and online gaming, and data center services.

In 2009, our ICT business generated revenues of Php11,549 million, an increase of Php566 million, or 5%, as compared with Php10,983 million in 2008. This increase was primarily due to the continued growth of our data center service revenues and the steady revenue contribution of our internet and online gaming businesses, partially offset by decreases in the revenue contribution of our customer interaction solutions businesses and knowledge processing solutions.

The following table summarizes our total revenues from our ICT business for the years ended December 31, 2009 and 2008 by service segment:

					Increase (Decrease)
	2009	%	2008	%	Amount	%
			(in millions)
Service Revenues:
Knowledge processing solutions	Php5,215	45	Php5,272	48	(Php57)	(1)
Customer interaction solutions	3,319	29	3,402	31	(83)	(2)
Internet and online gaming	1,113	10	976	9	137	14
Data center and others	1,284	11	767	7	517	67
	10,931	95	10,417	95	514	5
Non-Service Revenues:
Point-product sales	618	5	566	5	52	9
Total ICT Revenues	Php11,549	100	Php10,983	100	Php566	5

Service Revenues

Service revenues generated by our ICT business segment amounted to Php10,931 million in 2009, an increase of Php514 million, or 5%, as compared with Php10,417 million in 2008 primarily as a result of an increase in co-location revenues and disaster recovery revenues from our data center business complemented by the growth in online gaming business and steady growth of our internet business. The favorable foreign exchange rate in 2009 complemented the increase in ICT business revenues. This was partially offset by the decline in revenues from our knowledge processing solutions and customer interaction solutions. As a percentage of our total ICT business revenues, service revenues remained stable at 95% in 2009 and 2008.

Knowledge Processing Solutions

We provide our knowledge processing solutions business primarily through the SPi Group. Knowledge processing solutions business contributed revenues of Php5,215 million in 2009, a decrease of Php57 million, or 1%, as compared with Php5,272 million in 2008 primarily due to lower revenues contributed by SPi’s healthcare and litigation services. Knowledge processing solutions accounted for 48% and 51% of total service revenues of our ICT business in 2009 and 2008, respectively.

Customer Interaction Solutions

We provide our customer interaction solutions primarily through ePLDT Ventus. Revenues relating to our customer interaction solutions business decreased by Php83 million, or 2%, to Php3,319 million in 2009 from Php3,402 million in 2008 primarily due to the decrease in international dollar-denominated revenues offset by the favorable effect of the depreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar and an increase in domestic revenues. In total, we own and operate approximately 7,140 seats with 5,190 customer service representatives, or CSRs, in 2009 as compared with approximately 6,580 seats with 5,800 CSRs in 2008. As at December 31, 2009 and 2008, ePLDT Ventus had seven customer interaction solution sites. Customer interaction solution revenues accounted for 30% and 33% of total service revenues of our ICT business in 2009 and 2008, respectively.

Internet and Online Gaming

Revenues from our internet and online gaming businesses increased by Php137 million, or 14%, to Php1,113 million in 2009 from Php976 million in 2008 primarily due to an increase in the revenue contribution of Level Up! resulting from its new online games and Infocom’s revenues from handling PLDT’s DSL-related nationwide technical helpdesk operations. Our internet and online gaming business revenues accounted for 10% and 9% of total service revenues of our ICT business in 2009 and 2008, respectively.

Data Center and Others

ePLDT operates an internet data center under the brand name Vitro™, which provides co-location or rental services, server hosting, data disaster recovery and business continuity services, intrusion detection, security services such as firewalls and managed firewalls and other data services. In 2009, our data center contributed revenues of Php1,284 million, an increase of Php517 million, or 67%, from Php767 million in 2008 primarily due to an increase in co-location or rental revenues and server hosting. Our data center revenues accounted for 12% and 7% of total service revenues of our ICT business in 2009 and 2008, respectively.

Non-Service Revenues

Non-service revenues consist of sales generated from reselling certain software licenses, server solutions, networking products, storage products and data security products. In 2009, non-service revenues generated by our ICT business increased by Php52 million, or 9%, to Php618 million from Php566 million in 2008 primarily due to higher revenues from sales of software licenses.

In 2009, ePLDT acquired majority equity interest in BayanTrade, Inc., a leading licensed software reseller in the Philippines.

Expenses

Expenses associated with our ICT business totaled Php11,289 million in 2009, a decrease of Php1,978 million, or 15%, as compared with Php13,267 million in 2008 primarily due to lower asset impairment, professional and other contracted services, selling and promotions expenses, depreciation and amortization, and communication, training and travel, partially offset by increases in compensation and employee benefits, cost of sales, and repairs and maintenance. As a percentage of our total ICT revenues, expenses related to our ICT business accounted for 98% and 121% in 2009 and 2008, respectively.

The following table shows the breakdown of our total ICT-related expenses for the years ended December 31, 2009 and 2008 and the percentage of each expense item to the total:

					Increase (Decrease)
	2009	%	2008	%	Amount	%
			(in millions)
ICT Services:
Compensation and employee benefits(1)	Php6,418	57	Php6,131	46	Php287	5
Cost of sales	799	7	660	5	139	21
Depreciation and amortization	751	7	833	6	(82)	(10)
Rent	716	6	665	5	51	8
Repairs and maintenance	669	6	573	4	96	17
Professional and other contracted services	592	5	747	6	(155)	(21)
Communication, training and travel	500	4	573	4	(73)	(13)
Amortization of intangible assets	242	2	244	2	(2)	(1)
Asset impairment	134	1	2,286	17	(2,152)	(94)
Selling and promotions	113	1	203	2	(90)	(44)
Taxes and licenses	104	1	98	1	6	6
Insurance and security services	68	1	61	–	7	11
Other expenses	183	2	193	2	(10)	(5)

Total	Php11,289	100	Php13,267	100	(Php1,978)	(15)

(1) Includes salaries and employee benefits, LTIP, pension and MRP costs.

Compensation and employee benefits increased by Php287 million, or 5%, to Php6,418 million mainly due to basic pay increases as a result of salary rate adjustments, as well as an increase in MRP costs and provisions for LTIP partially offset by the decrease in ePLDT and subsidiaries’ employee headcount by 908, or 6%, to 15,581 in 2009 as compared with 16,489 in 2008.

Cost of sales increased by Php139 million, or 21%, to Php799 million primarily due to higher volume of sales of software licenses and hardware products.

Depreciation and amortization charges decreased by Php82 million, or 10%, to Php751 million primarily due to a decrease in the depreciable asset base of our knowledge processing solutions business on account of lower capital expenditures in 2009 as compared with 2008.

Rent expenses increased by Php51 million, or 8%, to Php716 million primarily due to higher office building and site rental charges.

Repairs and maintenance expenses increased by Php96 million, or 17%, to Php669 million primarily due to higher building, site, IT software and hardware repairs and maintenance costs as a result of data center expansion, and higher electricity charges.

Professional and other contracted services decreased by Php155 million, or 21%, to Php592 million primarily due to lower technical service and subcontracted service fees incurred by the SPi Group related to its knowledge processing solutions business.

Communication, training and travel expenses decreased by Php73 million, or 13%, to Php500 million primarily due to lower local and foreign training and travel expenses incurred by our customer interaction solutions and knowledge processing solutions businesses.

Amortization of intangible assets decreased by Php2 million, or 1%, to Php242 million due to lower foreign exchange rate in 2009. Please see Note 14 – Goodwill and Intangible Assets of the accompanying unaudited consolidated financial statements for further discussion.

Asset impairment decreased by Php2,152 million, or 94%, to Php134 million primarily due to lower impairment on goodwill and other intangibles from the investment in SPi and Level Up! in 2009 as compared with 2008.

Selling and promotion expenses decreased by Php90 million, or 44%, to Php113 million mainly due to the SPi Group’s lower commission, advertising and marketing expenses.

Taxes and licenses increased by Php6 million, or 6%, to Php104 million primarily due to higher business-related taxes.

Insurance and security services increased by Php7 million, or 11%, to Php68 million primarily due to higher security services.

Other expenses decreased by Php10 million, or 5%, to Php183 million mainly due to lower various business and ICT operational-related costs.

Other Income

The following table summarizes the breakdown of our total ICT-related other income for the years ended December 31, 2009 and 2008:

			Change
	2009	2008	Amount	%
Other Income (Expenses):		(in millions)
Equity share in net earnings of associates	Php168	Php17	Php151	888
Interest income	28	22	6	27
Gains (losses) on derivative financial instruments – net	8	(59)	67	114
Foreign exchange gains (losses) – net	(12)	93	(105)	(113)
Financing costs – net	(171)	(172)	1	(1)
Others	195	98	97	99

Total	Php216	(Php1)	Php217	21,700

Our ICT business segment generated other income – net of Php216 million in 2009, an increase of Php217 million as against other expenses – net of Php1 million in 2008 primarily due to the combined effects of the following: (i) an increase in equity share in net earnings of associates by Php151 million; (ii) an increase in other income by Php97 million on account of the de-recognition of liabilities; (iii) net gains on forward foreign exchange contracts by Php67 million; and (iv) net foreign exchange losses of Php105 million due to the revaluation of net foreign currency-denominated assets as a result of the effect of the appreciation of the Philippine peso to the U.S. dollar in 2009.

Benefit from Income Tax

Benefit from income tax decreased by Php71 million, or 72%, to Php28 million in 2009 from Php99 million in 2008 primarily due to a higher taxable income and expiration of tax incentives.

Net Income (Loss)

In 2009, our ICT business segment registered a net income of Php504 million, an improvement of Php2,690 million, or 123%, from a net loss of Php2,186 million in 2008 mainly as a result of Php566 million increase in ICT revenues, other income – net of Php217 million and Php1,978 million decrease in ICT-related expenses partially offset by lower benefit from income tax of Php71 million.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2009 and 2008 as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2009 and 2008:

	Years Ended December 31,
	2009	2008
(in millions)	(Unaudited)	(Audited)
Cash Flows
Net cash provided by operating activities	Php74,386	Php78,302
Net cash used in investing activities	49,132	17,014
Capital expenditures	28,069	25,203
Net cash used in financing activities	20,293	45,464
Net increase in cash and cash equivalents	4,635	16,237
	December 31,

	2009	2008

(in millions)	(Unaudited)	(Audited)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	Php86,066	Php58,899
Obligations under finance lease	13	11
	86,079	58,910

Current portion of interest-bearing financial liabilities:
Notes payable	2,279	553
Long-term debt maturing within one year	10,384	14,459
Obligations under finance lease maturing within one year	51	59
Preferred stock subject to mandatory redemption	–	9
	12,714	15,080

Total interest-bearing financial liabilities	98,793	73,990
Total equity attributable to equity holders of PLDT	98,575	105,531

	Php197,368	Php179,521

Other Selected Financial Data
Total assets	Php280,148	Php252,558
Property, plant and equipment - net	161,256	160,326
Cash and cash equivalents	38,319	33,684
Short-term investments	3,824	6,670

As at December 31, 2009, our consolidated cash and cash equivalents and short-term investments totaled Php42,143 million. Principal sources of consolidated cash and cash equivalents in 2009 were cash flows from operating activities amounting to Php74,386 million and drawings mainly from PLDT’s and Smart’s debt facilities, including notes payable, aggregating Php43,989 million and net proceeds from maturity of short-term investments of Php2,890 million. These funds were used principally for: (1) dividend payments of Php39,286 million; (2) payments for purchase of investments in subsidiaries and associates of Php27,059 million, including Piltel’s acquisition of Meralco shares of Php18,070 million and settlement of the tender offer to Piltel’s non-controlling interests of Php6,618 million; (3) capital outlays of Php28,069 million; (4) total debt principal and interest payments of Php19,228 million and Php5,239 million, respectively; (5) payment for exchangeable note issued by First Pacific Utilities Corporation, or FPUC, to Piltel (including derivative option) of Php2 billion; and (6) share buyback of Php1,752 million.

As at December 31, 2008, our consolidated cash and cash equivalents and short-term investments totaled Php40,354 million. Principal sources of consolidated cash and cash equivalents in 2008 were cash flows from operating activities amounting to Php78,302 million and drawings from PLDT’s, Smart’s and ePLDT’s debt facilities aggregating Php17,912 million. These funds were used principally for dividend payments of Php37,124 million, capital outlays of Php25,203 million, total debt principal payments of Php14,053 million, share buyback of Php5,281 million and interest payments of Php5,167 million.

Operating Activities

Our consolidated net cash flows from operating activities in 2009 decreased by Php3,916 million, or 5%, to Php74,386 million from Php78,302 million in 2008 primarily due to pension contributions made to the beneficial trust fund partially offset by lower other working capital requirements.

A growing portion of our consolidated cash flow from operating activities is generated by our wireless service business, which accounted for 61% of our total service revenues in each of 2009 and 2008. Revenues from our fixed line and ICT businesses accounted for 32% and 7%, respectively, of our total service revenues in each of 2009 and 2008.

Cash flows from operating activities of our wireless business amounted to Php55,058 million in 2009, an increase of Php12,278 million, or 29%, as compared with Php42,780 million in 2008. The increase in our wireless business segment’s cash flows from operating activities was a result of lower prepayments, higher collection of receivables, and higher level of various current liabilities in 2009 compared with 2008. On the other hand, cash flows from operating activities of our ICT business decreased by Php329 million, or 19%, to Php1,423 in 2009 from Php1,752 million in 2008 mainly due to higher working capital requirements in 2009. Cash flows from operating activities of our fixed line business decreased by Php15,884 million, or 47%, to Php17,910 million in 2009 from Php33,794 million in 2008 primarily due to lower level of collection on unearned revenues, higher pension contributions made to the beneficial trust fund and lower collection of accounts receivable.

Investing Activities

Consolidated net cash used in investing activities amounted to Php49,132 million in 2009, an increase of Php32,118 million, or 189%, as compared with Php17,014 million in 2008 primarily due to the combined effects of the following: (1) higher payments for investments in subsidiaries and associates by Php26,303 million mainly due to Piltel’s acquisition of Meralco shares amounting to Php18,070 million and the settlement of the tender offer to Piltel’s non-controlling shareholders of Php6,618 million; (2) lower net proceeds from the maturity of short-term investments by Php4,514 million; and (3) increase in capital expenditures by Php2,866 million in 2009; (4) higher net proceeds from the maturity of investments in debt securities by Php1,214 million, mainly from net redemption of various treasury bonds of Php2,651 million partially offset by the payment of Php1,437 million for the purchase of an exchangeable note with face value of Php2 billion issued by FPUC to Piltel as part of the Meralco shares acquisition transaction.

Our consolidated capital expenditures in 2009 totaled Php28,069 million, an increase of Php2,866 million, or 11%, as compared with Php25,203 million in 2008 primarily due to an increase in PLDT’s capital spending. PLDT’s capital spending of Php10,991 million in 2009 was principally used to finance the expansion and upgrade of its submarine cable facilities, fixed line data and IP-based network services and outside plant rehabilitation. Smart’s capital spending of Php16,247 million in 2009 was used primarily to expand its HSPA 850 and broadband networks, and to further upgrade its core, access and transmission network facilities. ePLDT and its subsidiaries’ capital spending of Php729 million in 2009 was primarily used to fund the continued expansion of its customer interaction solutions facilities. The balance represented other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

In the Annual Stockholders’ Meeting of Piltel held on June 30, 2009, its stockholders approved the acquisition by Piltel of 223 million shares in Meralco. On July 14, 2009, Piltel paid Php18.07 billion and exercised the exchange option of the exchangeable note issued by FPUC, completing the acquisition of 223 million shares in Meralco. The market value of the exchangeable note, including the derivative option, was determined to be Php3,286 million as at July 14, 2009, thus the investment in 223 million shares in Meralco was initially recorded at Php21,356 million. The total gain recognized in the exercise of the exchange option amounted to Php1,286 million representing a mark-to-market gains of Php1,170 million and amortization of discount of Php116 million. Please see Other Information and Note 10 – Investments in Associates and Joint Ventures of the accompanying unaudited consolidated financial statements for further discussion.

In view of the change in Piltel’s business direction, Smart’s Board of Directors approved on June 19, 2009 a tender offer to acquire approximately 840 million shares from Piltel’s non-controlling shareholders at Php8.50 per share, payable in cash and in full on August 12, 2009. These shares represent approximately 7.19% of the outstanding common stock of Piltel. Smart filed the Tender Offer Report with the Philippine Securities and Exchange Commission, or PSEC, and the Philippine Stock Exchange, or PSE, on June 23, 2009 pursuant to Section 19 of the Securities Regulation Code. The tender offer commenced on July 1, 2009 and ended on July 29, 2009, with approximately 93% of Piltel’s non-controlling shares tendered, thereby increasing Smart’s ownership to approximately 99.5% of the outstanding common stock of Piltel. The aggregate cost for the tender offer paid by Smart to non-controlling shareholders on August 12, 2009 amounted to Php6,618 million, from which Smart recognized an excess of acquisition cost over the carrying value of non-controlling interest acquired of Php5,479 million presented under “Equity” in our consolidated statements of financial position. Please see “Other Information – Sale/Transfer of Piltel’s Cellular Mobile Telephone Business/Assets to Smart and Smart’s Tender Offer to Piltel’s Non-Controlling Interest”, Note 2 – Summary of Significant Accounting Policies and Note 13 – Business Combinations and Acquisition of Non-Controlling Interests of the accompanying unaudited consolidated financial statements for further discussion.

In 2009 and 2008, dividends declared by Smart to PLDT amounted to Php37,440 million and Php24,200 million, respectively. Of the Php37,440 million declared in 2009, Php14,800 million and Php5,640 million were paid on April 13, 2009 and September 11, 2009, respectively, and Php17,000 will be paid on April 6, 2010, while of the Php24,200 million declared in 2008, Php10,000 million, Php7,200 and Php7,000 million were paid on April 11, 2008, September 3, 2008 and September 18, 2008, respectively.

In 2009 and 2008, Piltel paid cash dividends to common shareholders amounting to Php6,077 million and Php5,061 million, of which Php5,640 million and Php4,664 million, respectively, were paid to Smart.

Financing Activities

On a consolidated basis, net cash used in financing activities amounted to Php20,293 million in 2009, a decrease of Php25,171 million, or 55%, as compared with Php45,464 million in 2008. The decrease in net cash used in financing activities resulted largely from the combined effects of the following: (1) higher proceeds from the issuance of long-term debt and notes payable by Php25,417 million; (2) lower share buyback in 2009 by Php3,529 million; (3) higher net proceeds from capital expenditures under long-term financing by Php2,220 million; (4) lower settlement of finance lease obligation by Php450 million; (5) higher interest payments by Php72 million; (6) higher cash dividend payments by Php2,162 million; and (7) higher debt repayments by Php5,175 million.

Debt Financing

Additions to our consolidated debt, including notes payable, for the years ended December 31, 2009 and 2008 totaled Php43,989 million and Php18,572 million, respectively, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements and maturing loan obligations. Payments of principal and interest on our total debt amounted to Php19,228 million and Php5,239 million, respectively, in 2009 and Php14,053 million and Php5,167 million, respectively, in 2008.

Our consolidated long-term debt increased by Php23,092 million, or 31%, to Php96,450 million in 2009, largely due to drawings from our term loan facilities, partially offset by debt amortizations and prepayments and the appreciation of the Philippine peso relative to the U.S. dollar to Php46.43 in December 31, 2009 from Php47.65 in December 31, 2008. The debt levels of PLDT and Smart increased by 38% and 26% to Php53,641 million and Php42,664 million, respectively, as at December 31, 2009 as compared with December 31, 2008.

On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A five-year notes amounting to Php2,390 million, Series B seven-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,510 million. Proceeds from the facility will be used to finance capital expenditures of PLDT. The aggregate amount of Php5,000 million remained outstanding as at December 31, 2009.

On February 20, 2009, Smart signed a Philippine Peso term loan facility with China Trust (Philippines) Commercial Bank Corporation to finance capital expenditures for an amount of Php1,000 million, which was drawn in full on April 27, 2009. The facility is a five-year term loan payable in eight equal semi-annual installments starting on the eighteenth month from initial drawdown date. The first installment will commence on October 27, 2010 with final repayment on April 25, 2014. The amount of Php1,000 million (Php996 million, net of unamortized debt discount of Php4 million) remained outstanding as at December 31, 2009.

On March 6, 2009, PLDT signed a loan agreement with Banco de Oro Unibank, Inc. amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan will mature on April 17, 2014. The amount of Php2,500 million was fully drawn on April 17, 2009 and remained outstanding as at

December 31, 2009.

On March 31, 2009, Level Up! secured a three-year loan facility with Asia United Bank amounting to Php8 million maturing on March 30, 2012. Principal is payable in twelve equal successive quarterly installment of Php673 thousand starting June 30, 2009 and every quarter thereafter. The loan is secured by the equipment where the proceeds of the loan were used. The amount of Php6 million remained outstanding as at December 31, 2009.

On April 23, 2009, PLDT signed a notes facility agreement with BDO Private Bank, Inc. amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is comprised of a Php1,000 million Tranche A fixed rate note and a Php1,000 million Tranche B floating rate note, which were fully drawn on April 28, 2009 and remained outstanding as at December 31, 2009.  Both tranches will mature on April 28, 2010.

On May 12, 2009, Smart signed a Philippine Peso term loan facility with Banco de Oro Unibank, Inc. amounting to Php1,500 million to finance capital expenditures. The amount of Php1,500 million (Php1,491 million, net of unamortized debt discount of Php9 million) was fully drawn on May 20, 2009 and remained outstanding as at December 31, 2009. The facility is a three-year loan payable in full upon maturity on May 20, 2012.

On May 14, 2009, Smart signed a Philippine Peso term loan facility with Asia United Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 3, 2009. The facility is payable over five years in eight equal semi-annual installments commencing on the eighteenth month from initial drawdown date with final repayment on July 3, 2014. The amount of Php1,000 (Php996 million, net of unamortized debt discount of Php4 million) remained outstanding as at December 31, 2009.

On May 14, 2009, Smart signed a US$50 million five-year term facility to finance the Phase 10 (Extension) GSM equipment and services contract with Finnish Export Credit, Plc guaranteed by Finnvera and awarded to Calyon as the Arranger. The facility was drawn on July 15, 2009. The loan is payable over five years in ten equal semi-annual payments. As at December 31, 2009, US$50 million (US$48 million, net of unamortized debt discount of US$2 million), or Php2,321 million (Php2,240 million, net of unamortized debt discount of Php81 million), remained outstanding.

On May 15, 2009, Smart signed a Philippine Peso term loan facility with Philippine National Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on

July 2, 2009. The facility is a seven-year loan, payable in full on July 2, 2016. The amount of Php1,000 (Php995 million, net of unamortized debt discount of Php5 million) remained outstanding as at December 31, 2009.

On June 8, 2009, PLDT signed a loan agreement with Rizal Commercial Banking Corporation amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization of 1% on the fifth and sixth year from initial drawdown date and the balance payable on maturity date on September 28, 2016. The amount of Php2,500 million was fully drawn on September 28, 2009 and remained outstanding as at December 31, 2009.

On June 16, 2009, PLDT signed a loan agreement with Allied Banking Corporation amounting to Php1,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on September 15, 2014. The amount of Php1,500 million was fully drawn on September 15, 2009 and remained outstanding as at December 31, 2009.

On June 29, 2009, PLDT signed a loan agreement with Insular Life Assurance Company, Ltd. amounting to Php500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan will mature on July 1, 2016. The amount of Php500 million was fully drawn on July 1, 2009 and remained outstanding as at December 31, 2009.

On June 29, 2009, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php3,000 million to finance capital expenditures. The facility is comprised of Php1,000 million Series A1 note payable in full in 1.5 years and Php1,000 million each for Series B1 and B2 notes payable in full in two years. The aggregate amount of Php2,000 million of Series A1 and B1 notes were drawn on July 8, 2009 while the aggregate amount of Php1,000 million of Series B2 notes was drawn on September 1, 2009. The aggregate amount of Php3,000 million (Php2,988 million, net of unamortized debt discount of Php12 million) remained outstanding as at December 31, 2009.

On July 16, 2009, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance capital expenditures for an amount of Php1,000 million, which was drawn in full on August 3, 2009. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on August 1, 2014. The amount of Php1,000 million (Php996 million, net of unamortized debt discount of Php4 million) remained outstanding as at December 31, 2009.

On September 18, 2009, PLDT signed a loan agreement with Bank of the Philippine Islands, amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on October 27, 2014. The initial drawdown under this loan was made on October 26, 2009 in the amount of Php1,000 million and the balance of Php1,000 million was subsequently drawn on December 4, 2009. As at December 31, 2009, the outstanding balance of the loan was Php2,000 million.

On October 9, 2009, Smart signed a US$50 million five-year term facility to finance GSM equipment and services contracts with Finnish Export Credit, Plc guaranteed by Finnvera, the Finnish Export Credit Agency, for 100% political and commercial risk cover. The facility was awarded to Citicorp as the Arranger. The loan is payable over five years in ten equal semi-annual payments. As at December 31, 2009, no amounts have been drawn under the facility.

On November 23, 2009, PLDT signed a loan agreement with Bank of the Philippine Islands amounting to Php1,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on December 18, 2014. The amount of Php1,000 million was fully drawn on December 18, 2009 and remained outstanding as at December 31, 2009.

On December 10, 2009, PLDT issued Php7,000 million fixed rate corporate notes under a Notes Facility Agreement dated December 8, 2009, comprised of Series A 5.25-year notes amounting to Php5,050 million, Series B seven-year notes amounting to Php850 million, and Series C ten-year notes amounting to Php1,100 million. Proceeds from the facility will be used to finance capital expenditures and/or refinance its loan obligations which were used to finance capital expenditures for network expansion and improvement. The aggregate amount of Php7,000 million remained outstanding as at December 31, 2009.

Approximately Php54,147 million principal amount of our consolidated outstanding long-term debt as at December 31, 2009 is scheduled to mature over the period from 2010 to 2013. Of this amount, Php29,826 million is attributable to Smart, Php24,177 million to PLDT, and the remainder to ePLDT.

For a complete discussion of our long-term debt, see Note 20 – Interest-bearing Financial Liabilities – Long-term Debt of the accompanying unaudited consolidated financial statements.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT.

Please see Note 20 – Interest-bearing Financial Liabilities – Debt Covenants of the accompanying unaudited consolidated financial statements for a detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Consolidated cash dividend payments in 2009 amounted to Php39,286 million as compared with Php37,124 million paid to shareholders in 2008. On August 5, 2008, we declared a regular cash dividend of Php70 per share and on March 3, 2009, we declared regular and special cash dividends of Php70 per share and Php60 per share, respectively, representing approximately 100% payout of our 2008 earnings per share on an adjusted basis (excluding asset impairment on noncurrent assets and gains/losses on foreign exchange revaluation and derivatives).

On August 4, 2009, we declared a regular cash dividend of Php77 per share and on March 2, 2010, we declared regular and special cash dividends of Php76 and Php65 per share, respectively, representing approximately 100% payout of our 2009 earnings per share on an adjusted basis (excluding asset impairment on noncurrent assets and gains/losses on foreign exchange revaluation and derivatives).

Off-Statement of Financial Position Arrangements

There are no off-statement financial position arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

PLDT raised Php15 million and Php7 million from the exercise by certain officers and executives of stock options in 2009 and 2008, respectively. In addition, through our subscriber investment plan which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% Cumulative Convertible Preferred Stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php3 million in 2009 and Php1 million in 2008 from this source.

As part of our goal to maximize returns to our shareholders, in 2008, we obtained board of directors’ approval for a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. As at December 31, 2009 and 2008, we had acquired a total of approximately 2.7 million shares and 2 million shares of PLDT’s common stock representing approximately 1% of PLDT’s outstanding shares of common stock at a weighted average price of Php2,387 per share and Php2,521 per share for a total consideration of Php6,405 million and Php4,973 million, respectively, in accordance with the share buyback program. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for the years ended December 31, 2009 and 2008. Please see to Note 8 – Earnings Per Common Share, Note 19 – Equity and Note 28 – Financial Assets and Liabilities of the accompanying unaudited consolidated financial statements for further details.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a discussion of our consolidated contractual undiscounted obligations as at December 31, 2009 and 2008, see Note 26 – Contractual Obligations and Commercial Commitments of the accompanying unaudited consolidated financial statements.

Commercial Commitments

As at December 31, 2009 and 2008, our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php1,317 million and Php1,634 million, respectively. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign currency exchange risk, interest rate risk, credit risk and capital management. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issues and sales of certain assets.

For further discussions of these risks, see Note 26 – Contractual Obligations and Commercial Commitments and Note 28 – Financial Assets and Liabilities of the accompanying unaudited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at December 31, 2009 and September 30, 2009:

	Fair Values
	December 31, 2009	September 30, 2009
	(Unaudited)
(in millions)
Noncurrent Financial Assets
Available-for-sale financial assets
Listed equity securities	Php68	Php68
Unlisted equity securities	66	65
Investments in debt securities	474	469
Advances and refundable deposits – net of current portion	732	757

Total noncurrent financial assets	1,340	1,359

Current Financial Assets
Cash and cash equivalents	38,319	26,937
Short-term investments	3,824	1,586
Trade and other receivables — net	14,729	22,953
Derivative financial assets	6	9
Current portion of advances and refundable deposits	7	2

Total current financial assets	56,885	51,487

Total Financial Assets	Php58,225	Php52,846

Noncurrent Financial Liabilities
Interest-bearing financial liabilities	Php88,395	Php82,400
Derivative financial liabilities	2,751	2,615
Customers’ deposits	1,375	1,531
Deferred credits and other noncurrent liabilities	11,629	8,749

Total noncurrent financial liabilities	104,150	95,295

Current Financial Liabilities
Accounts payable	17,698	18,336
Accrued expenses and other current liabilities	28,687	23,852
Derivative financial liabilities	–	1
Interest-bearing financial liabilities	12,714	13,476
Dividends payable	1,749	1,762

Total current financial liabilities	60,848	57,427

Total Financial Liabilities	Php164,998	Php152,722

The following table sets forth the amount of consolidated gains (losses) recognized for the financial assets and liabilities for the year ended December 31, 2009 and for the nine months ended

September 30, 2009:

	December 31,	September 30, 2009
	2009
	(Unaudited)
(in millions)
Profit and Loss
Interest income	Php1,539	Php1,291
Losses on derivative financial instruments – net	(1,006)	(534)
Accretion on financial liabilities – net	(1,062)	(778)
Interest on loans and other related items	(6,008)	(4,393)
Other Comprehensive Income
Net gains available-for-sale financial assets	3	1
	(Php6,534)	(Php4,413)

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines in 2009 was 3.2% as compared with 9.3% in 2008. Moving forward, we expect inflation to increase, which may have an impact on our operations.

PART II – OTHER INFORMATION

Piltel’s Acquisition of Shares in Meralco

On March 12, 2009, First Philippine Holdings Corporation, or FPHC, FPUC and Lopez, Inc., (collectively, the Lopez Group) and PLDT entered into an investment and cooperation agreement pursuant to which: (a) PLDT agreed to acquire, through Piltel as its designated affiliate, 223 million shares in Meralco representing approximately 20% of Meralco’s outstanding shares of common stock, for a cash consideration of Php20.07 billion, or Php90 per share, and (b) PLDT and the Lopez Group agreed on certain governance matters, including the right of PLDT or its designee to nominate certain senior management officers and members of the board of directors and board committees of Meralco. As part of the transaction, Piltel and FPUC also entered into an exchangeable note agreement pursuant to which Piltel purchased an exchangeable note dated April 20, 2009, issued by FPUC, with a face value of Php2 billion, exchangeable at Piltel’s option into approximately 22.2 million shares of common stock of Meralco, which form part of the 223 million shares or approximately 20% of Meralco’s voting common shares to be acquired by Piltel in this transaction. The exchange option was exercisable simultaneously with the acquisition of such shares by Piltel.

In the Annual Stockholders’ Meeting held on June 30, 2009, Piltel’s stockholders approved the acquisition by Piltel of 223 million shares in Meralco. On July 14, 2009, Piltel paid Php18.07 billion for approximately 200.8 million shares and exercised the exchange option for the approximately 22.2 million shares, which were the subject of the exchangeable note issued by FPUC, to complete the acquisition of the 223 million shares in Meralco. The carrying value of the exchangeable note, including the derivative option, was determined to be at Php3,286 million as at July 14, 2009, thus the investment in 223 million shares in Meralco was initially recorded at Php21,356 million. The total gain recognized from the exchangeable note amounted to Php1,286 million representing the mark-to-market gains of Php1,170 million from the derivative option and the amortization of the note’s discount of Php116 million. The acquisition of the shares was implemented through a special block sale/cross sale executed at the PSE. Please see Note 10 – Investments in Associates and Joint Ventures of the accompanying unaudited consolidated financial statements for further discussion.

Meralco is the largest distributor of electricity in the Philippines with a service area spanning 9,337 square kilometers, where approximately a quarter of the total Philippine population resides. It has a customer base of about 4.7 million, comprising commercial, industrial, and residential customers. In addition to electrical distribution, Meralco undertakes several related businesses, including e-Meralco Ventures, Inc., which operates a fiber optic network of over 1,000 kilometers and provides leased line connections, metro ethernet connections and disaster recovery transport services.

The PLDT Group and Meralco have a number of compatible network and business infrastructure elements, such as fiber optic backbones, power pole and tower network, and business offices, some of which can be optimized to generate cost savings for both entities. For many years, we have been using the power pole and tower network of Meralco within Metropolitan Manila for PLDT’s fixed line aerial cables in this area pursuant to short-term lease agreements with Meralco with typically a five-year term. The contemplated investment in Meralco thus constitutes a strategic investment for us that could lead to opportunities for operational and business synergies and may result in new revenue streams and cost savings for us as well as Meralco.

Transfer of Piltel’s Equity Interest in Meralco

On March 1, 2010, Piltel, Metro Pacific Investments Corporation, or MPIC, and Rightlight Holdings, Inc., or Rightlight, entered into an Omnibus Agreement, or OA. Rightlight, which will be renamed Beacon Electric Asset Holdings, Inc., is a newly organized special purpose company with the sole purpose of consolidating the respective ownership interests in Meralco of Piltel and MPIC. Piltel and MPIC are Philippine affiliates of the First Pacific Company Limited, or First Pacific, and both hold equity shares in Meralco, see Note 10 – Investments in Associates and Joint Ventures of the accompanying unaudited consolidated financial statements for further discussion. Under the OA, Piltel and MPIC have agreed to set out their mutual agreement in respect of the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Rightlight.

Investment in Rightlight

Upon the approval of the PSEC of Rightlight’s increase in authorized capital stock, Rightlight will have an authorized capital stock of 5 billion shares divided into 3 billion common shares with par value of Php1 per share and 2 billion preferred shares with par value of Php1 per share. The preferred shares of Rightlight are non-voting, redeemable by Rightlight and have no pre-emptive rights to any share or convertible debt securities or warrants issued by Rightlight. The preference shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) no violation of dividend restrictions imposed by Rightlight’s bank creditors.

MPIC presently beneficially owns 25,000 common shares of Rightlight, with a total par value of Php25,000.

Each of Piltel and MPIC has agreed to subscribe to 1,156,500,000 common shares of Rightlight, for a subscription price of Php20 per share or a total of Php23.13 billion out of the proposed increase in authorized capital stock of Rightlight. Piltel and MPIC have also agreed that their resulting equity after such subscription will be 50% each of the outstanding common shares of Rightlight.

MPIC has also agreed to subscribe to 801,044,415 shares of Rightlight’s preferred stock for a subscription price of Php10 per share or a total of Php8.01 billion.

The completion of the subscription of MPIC to 1,156,500,000 common shares and 801,044,415 preferred shares of Rightlight is subject to: (a) MPIC Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the shareholders of First Pacific, which is expected to be obtained on March 30, 2010; and (c) full payment of the subscription price, which is expected to be made on March 30, 2010.

The completion of the subscription of Piltel to 1,156,500,000 common shares of Rightlight is subject to: (a) Piltel Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the shareholders of Piltel, which is expected to be obtained on May 7, 2010; (c) the approval of the shareholders of First Pacific, which is expected to be obtained on March 30, 2010; and (d) full payment of the subscription price, which is expected to be made in May 2010 immediately after the Piltel shareholders’ approval.

The foregoing subscriptions will be offset against the amounts receivable from Rightlight arising from the transaction described in the following section. In addition, MPIC will settle its remaining balance in cash.

Transfer of Meralco Shares to Rightlight

Rightlight has agreed to purchase 154,200,000 and 163,602,961 Meralco shares (“Transferred Shares”) from Piltel and MPIC, respectively, for a consideration of Php150 per share or a total of Php23.13 billion for the Piltel Meralco shares and Php24.54 billion for the MPIC Meralco shares.

The completion of the sale of the MPIC Meralco shares to Rightlight is subject to: (a) MPIC Board of Directors’ approval, which was obtained on March 1, 2010;

(b) the approval of the Board of Directors of First Pacific, which was obtained on

March 1, 2010; (c) approval of the shareholders of First Pacific, which is expected to be obtained on March 30, 2010; and (d) release of the pledge over the MPIC Meralco shares which is expected to be obtained by March 30, 2010.

The completion of the sale of the Piltel Meralco shares to Rightlight is subject to: (a) Piltel Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) the approval of the shareholders of Piltel, which is expected to be obtained on May 7, 2010; and (d) the approval of the shareholders of First Pacific, which is expected to be obtained on March 30, 2010.

The transfer of legal title to the Meralco shares will be effected through a special block sale in the PSE after the release of the existing pledge over the             shares being transferred by MPIC, for the MPIC Meralco shares, and after the approval of the transaction by Piltel’s shareholders, for the Piltel Meralco shares.

Subject to rights over certain property dividends that may be declared or payable in respect of the 317,802,961 Transferred Shares, which will be assigned to First Pacific Holdings Corporation, or FPHC, if the Call Option (as discussed below), is exercised, the rights, title and interest that will be transferred to Rightlight by MPIC and Piltel in respect of the foregoing 317,802,961 Transferred Shares shall include: (a) all shares issued by Meralco by way of stock dividends on the Transferred Shares from March 1, 2010; (b) all property or cash dividends declared or paid on the Transferred Shares from March 1, 2010; (c) all other rights hereafter accruing on the Transferred Shares from March 1, 2010; and (d) the proceeds of all of the foregoing.

Piltel may, at some future time and under such terms and conditions as may be agreed by Piltel and Rightlight transfer to Rightlight its remaining 68,800,000 Meralco common shares.

Call Option

Under the OA, MPIC has assigned its right to acquire the call option (the “Call Option”) over 74,700,000 shares of Meralco common shares currently held by FPHC (the “Option Shares”), to Rightlight. As a result of this assignment, Rightlight and FPHC have executed an Option Agreement dated March 1, 2010 pursuant to which FPHC granted the Call Option over the Option Shares to Rightlight.

The Call Option is exercisable at the option of Rightlight during the period from March 15, 2010 to May 15, 2010. The exercise price for the Option Shares shall be Php300 per Option Share or an aggregate exercise price of Php22.41 billion.

Subject to rights over certain property dividends that may be declared or payable in respect of the 74,700,000 shares of Meralco common stock, which will be retained by FPHC if the Call Option is exercised, the rights, title and interest that will be transferred to Rightlight by FPHC in respect of the Option Shares if Rightlight exercises the Call Option shall include: (a) all shares issued by Meralco by way of stock dividends on the Option Shares from March 1, 2010; (b) all property or cash dividends declared or paid on the Transferred Shares from March 1, 2010; (c) all other rights hereafter accruing on the Transferred Shares from March 1, 2010; and (d) the proceeds of any sale or disposition of any of the foregoing.

Property Dividends

With respect to the 317,802,961 Transferred Shares and the remaining 68,800,000 Meralco common shares held by Piltel, FPHC will have the benefit of being assigned certain property dividends that may be declared on such shares subject to Rightlight exercising the Call Option.

With respect to the 74,700,000 common shares of Meralco that may be acquired by Rightlight in the event that the Call Option is exercised, FPHC will have the benefit of retaining certain property dividends that may be declared on such shares.

For Rightlight, the estimated value attributable to FPHC’s potential property dividend retention is approximately Php2.94 per Meralco share. For MPIC and Piltel, the estimated value attributable to FPHC’s potential property dividend assignment is approximately Php2.94 per Meralco share.

Governance Arrangements

Rightlight, Piltel and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers. The corporate governance agreements and Rightlight equity structure will result to a jointly-controlled entity.

Sale/Transfer of Piltel’s Cellular Mobile Telephone Business/Assets to Smart and Smart’s Tender Offer to Piltel’s Non-controlling Interest

On June 30, 2009, Piltel’s stockholders approved the sale/transfer of Piltel’s cellular mobile telephone business/assets to Smart through a series of transactions, which include: (a) the assignment of Piltel’s Talk ‘N Text trademark to Smart for a consideration of Php8,004 million; (b) the transfer of Piltel’s existing Talk ‘N Text subscriber base to Smart in consideration of Php73 per subscriber, which is equivalent to the average subscriber acquisition cost in 2008 of Smart for its Smart Buddy subscribers; and (c) the sale of Piltel’s GSM fixed assets to Smart at net book value. As a result, the cellular mobile telephone business will therefore be consolidated under Smart in order to maximize revenue streams and eliminate any lingering regulatory issues relating to the traffic between Piltel and Smart. The transfer was completed on August 17, 2009. The NTC approved the request for the sale and transfer of Piltel’s subscribers to Smart submitted on July 8, 2009. The foregoing transactions between Smart and Piltel are eliminated in our consolidated financial statements.

In view of the change in Piltel’s business direction, Smart’s Board of Directors approved on June 19, 2009 a tender offer to acquire approximately 840 million shares from Piltel’s non-controlling shareholders at Php8.50 per share payable in cash and in full on August 12, 2009. These shares represent approximately 7.19% of the outstanding common stock of Piltel. Smart filed the Tender Offer Report with the PSEC and the PSE on June 23, 2009 pursuant to Section 19 of the Securities Regulation Code. The tender offer commenced on July 1, 2009 and ended on July 29, 2009, with approximately 93% of Piltel’s non-controlling shares tendered, thereby increasing Smart’s ownership to approximately 99.5% of the outstanding common stock of Piltel. The aggregate cost for the tender offer paid by Smart to non-controlling shareholders on August 12, 2009 amounted to Php6,618 million, from which Smart recognized an excess of acquisition cost over the carrying value of non-controlling interest acquired of Php5,479 million presented as part of capital in excess of par value account. Please see Note 2 – Summary of Significant Accounting Policies and Note 13 – Business Combinations and Acquisition of Non-Controlling Interests of the accompanying unaudited consolidated financial statements for further discussion.

Transfer of Piltel’s CMTS CPCN to SBI

On August 1, 2009, Piltel and SBI entered into an agreement whereby Piltel agreed to transfer and assign to SBI its CMTS CPCN and all its rights, interests and obligations. Piltel and SBI filed a joint petition with the NTC for the approval of the transfer. On January 8, 2010, the NTC released an order, approving the joint petition filed by Piltel and SBI for authority to sell, transfer and convey the certificate of public convenience and necessity to establish, construct, operate and maintain a nationwide CMTS and its complementary coastal and public calling offices of Piltel to SBI.

Piltel’s Share Buyback Program

On August 3, 2009, Piltel’s Board of Directors approved a share buyback program of up to 61.5 million shares at a maximum price per share of Php8.50 to accommodate non-controlling shareholders who may not have had the opportunity to participate in the tender offer of Smart due to various constraints. As with the previous buyback programs, this will be done directly from the open market through the trading facilities of the PSE and will continue until the number of shares earmarked for the program has been fully repurchased, or until such time as Piltel’s Board of Directors determine otherwise. Under this program, Piltel has already purchased 2.8 million shares at a cost of Php23 million as at December 31, 2009. Please see Note 2 – Summary of Significant Accounting Policies of the accompanying unaudited consolidated financial statements for further discussion.

Smart’s Acquisition of shares in PDSI

Smart acquired 84 million shares, the total issued and outstanding capital stock of PDSI, for a total consideration of Php1,569 million. PDSI provides a suite of high-value IP-based products servicing corporate clients, such as wired and wireless leased line access with security and high availability option, managed services, VoIP and other value-added services such as server co-location and data center services. The acquisition was completed on two dates: (1) the First Closing which took place on May 14, 2009, involved the acquisition of 34 million shares representing 40% interest for a consideration of Php632 million; and (2) the Second Closing which took place on October 2, 2009, involved the acquisition of 50 million shares representing 60% interest for a consideration of Php937 million. Please see Note 2 – Summary of Significant Accounting Policies and Note 13 – Business Combinations and Acquisition of Non-Controlling Interests to the accompanying unaudited consolidated financial statements for further discussion.

Smart’s Acquisition of Chikka

In December 18, 2009, Smart acquired 120 thousand common shares, representing 100% of the outstanding share capital of Chikka for a total consideration of US$13.5 million, or Php629 million, of which US$12.1 million, or Php564 million, was paid in cash on closing date of December 18, 2009 and the balance of US$1.4 million, or Php65 million, shall be settled on a date mutually acceptable to both parties. Smart and Chikka will agree on a mutually acceptable schedule for post-closing date, which shall be on a date in which all post-closing deliverables are ready to be delivered by Chikka to Smart. Chikka was incorporated in the British Virgin Islands on April 5, 2000 to engage in the business of providing internet and GSM-based instant messaging facility for mobile users or subscribers. Services include personal computer to mobile instant text messaging and vice versa, text newsletter, text-based promotions, multi-media messaging, subscription-based services, and other mobile VAS. Please see related discussion on Note 2 – Summary of Significant Accounting Policies and Note 13 – Business Combinations and Acquisition of Non-Controlling Interests to the accompanying unaudited consolidated financial statements for further details.

Additional Investment of Smart in BOW

In July 2009, Smart, through its subsidiary SmartConnect Holdings, Inc., or SCH, agreed to invest an additional US$6 million in BOW contemporaneously with certain other shareholders of BOW. The purpose of the additional shareholders’ investment is to accelerate the introduction of FleetBroadband and next generation maritime communication services. On July 14, 2009, BOW announced that it has successfully completed full FleetBroadband testing and the service is now fully operational and commercially available to existing and potential BOW customers. BOW has established itself as a provider of GSM services to the merchant maritime sector and has demonstrated growth in its field since it was founded two years ago. With the FleetBroadband service, BOW ensures connectivity at sea with a full range of value-added services such as texting, e-mailing and internet access. Please see Note 2 – Summary of Significant Accounting Policies, Note 10 – Investments in Associates and Joint Ventures and Note 13 – Business Combinations and Acquisition of Non-Controlling Interests of the accompanying unaudited consolidated financial statements for further discussion.

Additional ePLDT’s Investment in BayanTrade, Inc., or BayanTrade

On January 20, 2009 and April 15, 2009, ePLDT acquired additional equity interest of 34.31% and 48.39%, respectively, in BayanTrade for cash consideration of Php28 million and Php39 million, respectively, thereby increasing its ownership interest to 93.5% as at April 15, 2009. Please see Note 2 – Summary of Significant Accounting Policies and Note 13 – Business Combinations and Acquisition of Non-Controlling Interests of the accompanying unaudited consolidated financial statements for further discussion.

BayanTrade was incorporated initially as an e-procurement joint venture established with six of the Philippines’ leading conglomerates.  It is now the leading authorized software reseller in the Philippines of a Global ERP software.

SPi’s Acquisition of Laguna Medical Systems, Inc., or Laguna Medical

On August 31, 2009, SPi, (through SPi-America, a wholly-owned U.S. subsidiary of SPi) signed a Stock Purchase Agreement with Laguna Medical, a California Corporation and its various Sellers, to purchase 80% of the issued and outstanding common shares of Laguna Medical for an aggregate price of US$6.6 million, or Php313 million. Simultaneous to the acquisition of 80% interest, SPi signed a mandatory Put-Call Agreement with Laguna Medical LLC, a Delaware Corporation and Parent Company of Laguna Medical, for the right to call the remaining 20% of the outstanding common stock of Laguna Medical. Please see Note 2 – Summary of Significant Accounting Policies, Note 13 – Business Combinations and Acquisition of Non-Controlling Interests, Note 21 – Deferred Credits and Other Noncurrent Liabilities and Note 23 – Accrued Expenses and Other Current Liabilities of the accompanying unaudited consolidated financial statements for further discussion.

Laguna Medical has more than 50 regionally-based consultants assisting more than 200 hospitals.  It aims to achieve coding and billing compliance, to optimize entitled reimbursements for patient services and to help healthcare providers to manage and defend Recovery Audit Contractor audits.

Corporate Merger of Vocativ, Parlance and Ventus

On June 26, 2009, ePLDT’s Board of Directors approved the plan for merger of its wholly-owned subsidiaries, Vocativ and Parlance, as the absorbed companies, and Ventus, as the surviving entity. The application for merger has been filed with the SEC in February 2010 and is subject to all necessary regulatory approvals.

Satellite Wholesale Lease and Purchase Agreement, or SWLPA, and Operations Management Agreement, or OMA, between Mabuhay Satellite and Asia Broadcast Satellite Holdings, Ltd.

On October 22, 2009, Mabuhay Satellite entered into SWLPA and OMA with Asia Broadcast Satellite Holdings, Ltd., or ABS, a Bermuda company engaged in the satellite business, involving the wholesale lease by ABS of the Agila 2 satellite from Mabuhay Satellite and, upon the satisfaction of various conditions precedent, the purchase by ABS of the business of Mabuhay Satellite.

As at December 31, 2009, all significant closing conditions have been secured. On January 18, 2010, Mabuhay Satellite, ABS and Asia Broadcast Satellite, Ltd., formally executed a Conditions Precedent Waiver and First Closing Confirmation, confirming that the First Closing has deemed to have occurred effective December 31, 2009. First Closing means the date when the assignment of customer contracts to ABS becomes effective and the approval or confirmation of SWLPA by stockholders of Mabuhay Satellite representing at least two-thirds of its outstanding capital stock has been obtained. Following the confirmation of First Closing, the wholesale lease of transponders by Mabuhay Satellite to ABS was considered as a finance lease and the transaction was recognized as sale of satellite for a total consideration of US$9.9 million, or Php460 million, including the cost of customer contracts as at December 31, 2009.

PLDT Completes Multi-Billion Nationwide Digital Fiber Optic Network Expansion

On February 25, 2010, PLDT has completed another phase of its DFON expansion program with the recent activation of an additional 320 Gbps across six network loops nationwide to serve the rising demand for bandwidth as more customers increase their usage of broadband internet and multimedia services. This recent expansion project increased the aggregate operating capacity of PLDT’s DFON to about 1.2 Terabit per second at a total cost of about Php600 million.

PLDT has also embarked on a Php2.6 billion DFON network fortification program through establishment of loops within the loops to enhance network resiliency not only to protect its existing businesses but also to drive new businesses nationwide. To date, PLDT already completed majority of the inland portion and expect to complete the whole project towards the beginning of the third quarter of 2010. PLDT’s fiber optic transport network is augmented by the nationwide terrestrial microwave backbone operated by Smart. These microwave networks complement the higher capacity fiber optic networks and are vital in delivering reliable services to remote areas.

Recent NTC Memorandum Circulars

Memorandum Circular No. 03-07-2009, dated July 3, 2009, extended the validity of prepaid loads depending on the value of the load. Prepaid loads with higher values shall have longer validity periods – the shortest validity period is three (3) days while the maximum period is 120 days.

Memorandum Circular No. 05-07-2009, dated July 23, 2009, prescribes six seconds per pulse as the maximum unit of billing for cellular mobile telephone service, or CMTS, voice. Operators will be allowed to charge a higher rate for the first two pulses (or 12 seconds) in order to recover set-up costs. Subscribers, however, may still opt to be billed on a per minute basis or to subscribe to unlimited service offerings. The Memorandum Circular required all CMTS providers to submit their respective proposed rates within 30 days from effectivity of the circular and to make the necessary adjustments to their billing systems within 120 days from effectivity, in order to effect the change in pulsing thereafter. On September 8, 2009, Smart filed with NTC an application for authority to adopt a revised schedule of rates for CMTS and deferment of the implementation of the adjusted rates until December 2009.

On December 5, 2009, NTC granted Smart the provisional authority to charge the new rates for the CMTS service and also directed Smart to implement the per pulse billing scheme the following day. On December 6, 2009, in compliance with the NTC directive, Smart adjusted its billing system to conform to the six seconds per pulse scheme with the use of a prefix. On December 9, 2009, NTC issued a show-cause order and a cease and desist order in connection with Smart’s compliance with the Memorandum Circular No. 05-07-2009. On December 22, 2009, Smart filed a petition for temporary restraining order and asked the Court of Appeals to annul, reverse and set aside the NTC orders dated December 5, 2009 and December 9, 2009 in relation to the implementation of the six seconds per pulse billing scheme. On February 18, 2010, the Court of Appeals issued a temporary restraining order in relation to the NTC orders to implement the per pulse billing scheme.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 24 –Related Party Transactions of the accompanying unaudited consolidated financial statements.

ANNEX – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at December 31, 2009:

				31-60	61-90	Over 91
Type of Accounts Receivable	Total	Current		Days	Days	Days
			(In Millions)
Corporate subscribers.	Php9,106	Php1,866		Php762	Php496	Php5,982
Retail subscribers.	8,026	2,510		1,227	304	3,985
Foreign administrations.	4,353	1,341		1,380	646	986
Domestic carriers.	1,267	205		285	292	485
Dealers, agents and others.	3,927	3,185	,60	348	34	360
Total.	Php26,679	Php9,107		Php4,002	Php1,772	Php11,798

Less: Allowance for doubtful accounts.	11,950
Total Receivables — net.	Php14,729

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the fourth quarter of 2009 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PHILIPPINE LONG DISTANCE TELEPHONE CO	MPANY

Signature and Title: /s/ Napoleon L. N	azareno—

Napoleon L. Nazareno
President and Chief Executive Offi	cer
Signature and Title: /s/ Anabelle Li	m-Chua—

Anabelle Lim-Chua
Senior Vice President and Treasur	er
(Principal Financial Officer)
Signature and Title: /s/ June Cheryl	A. Cabal—

June Cheryl A. Cabal
First Vice President and Controll	er
(Principal Accounting Officer)
Date: March 2, 2010

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2009 (UNAUDITED) AND 2008 (AUDITED)
AND FOR THE THREE YEARS ENDED DECEMBER 31, 2009 (UNAUDITED),
2008 AND 2007 (AUDITED)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
December 31, 2009 and 2008
(in million pesos, except par value and number of shares)

	2009	2008
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property, plant and equipment – net (Notes 3, 9, 20 and 28)	161,256	160,326
Investments in associates and joint ventures (Notes 3, 4, 5, 10, 28 and 30)	22,233	1,174
Available-for-sale financial assets (Notes 6 and 28)	134	131
Investment in debt securities – net of current portion (Notes 11 and 28)	462	635
Investment properties (Notes 3, 12 and 28)	1,210	617
Goodwill and intangible assets – net (Notes 3, 13, 14 and 28)	13,024	10,450
Deferred income tax assets – net (Notes 3, 4, 7 and 28)	7,721	9,605
Prepayments – net of current portion (Notes 3, 5, 18, 26 and 28)	8,663	2,501
Advances and refundable deposits – net of current portion (Note 28)	1,102	1,086

Total Noncurrent Assets	215,805	186,525

Current Assets
Cash and cash equivalents (Notes 15 and 28)	38,319	33,684
Short-term investments (Note 28)	3,824	6,670
Current portion of investment in debt securities (Notes 11 and 28)	–	1,656
Trade and other receivables – net (Notes 3, 16, 24 and 28)	14,729	15,909
Inventories and supplies – net (Notes 3, 4, 5, 17 and 28)	2,165	2,069
Derivative financial assets (Note 28)	6	56
Current portion of prepayments (Notes 18 and 28)	5,098	4,164
Current portion of advances and refundable deposits (Note 28)	202	1,825

Total Current Assets	64,343	66,033

TOTAL ASSETS	280,148	252,558

EQUITY AND LIABILITIES

Equity
Preferred stock, Php10 par value per share, authorized - 822,500,000 shares; issued and outstanding - 441,631,062 shares as at December 31, 2009 and 441,480,512 shares as at December 31, 2008 (Notes 8 and 19)	4,416	4,415
Common stock, Php5 par value per share, authorized - 234,000,000 shares; issued - 189,480,260 shares and outstanding - 186,797,304 shares as at December 31, 2009; and issued - 189,456,127 shares and outstanding 187,483,837 shares as at December 31, 2008 (Notes 8 and 19)	947	947
Treasury stock - 2,682,956 shares as at December 31, 2009 and 1,972,290 shares as at December 31, 2008 (Notes 8, 19 and 28)	(6,405)	(4,973)
Stock options issued (Note 25)	–	6
Capital in excess of par value	62,890	68,337
Retained earnings (Notes 8 and 19)	37,744	37,177
Other comprehensive income (Note 6)	(1,017)	(378)

Total Equity Attributable to Equity Holders of PLDT	98,575	105,531
Non-controlling Interests	550	1,438

TOTAL EQUITY	99,125	106,969

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
December 31, 2009 and 2008
(in million pesos, except par value and number of shares)

	2009	2008
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 4, 5, 9, 20, 23, 26 and 28)	86,079	58,910
Deferred income tax liabilities – net (Notes 3, 4, 7 and 28)	1,321	1,288
Derivative financial liabilities (Notes 26 and 28)	2,751	1,761
Pension and other employee benefits (Notes 3, 5, 23, 25, 26 and 28)	374	5,467
Customers’ deposits (Notes 26 and 28)	2,166	2,251
Deferred credits and other noncurrent liabilities (Notes 3, 9, 13, 14, 21, 23 and 28)	14,438	10,582

Total Noncurrent Liabilities	107,129	80,259

Current Liabilities
Accounts payable (Notes 22, 24, 26 and 28)	19,601	18,268
Accrued expenses and other current liabilities (Notes 3, 10, 13, 20, 21, 23, 24, 25, 26, 27 and 28)	35,446	24,381
Derivative financial liabilities (Notes 26 and 28)	–	87
Provision for assessments (Notes 3, 26, 27 and 28)	1,555	1,555
Current portion of interest-bearing financial liabilities (Notes 4, 5, 9, 20, 23, 26 and 28)	12,714	15,080
Dividends payable (Notes 19, 26 and 28)	1,749	1,379
Income tax payable (Notes 7 and 28)	2,829	4,580

Total Current Liabilities	73,894	65,330

TOTAL LIABILITIES	181,023	145,589

TOTAL EQUITY AND LIABILITIES	280,148	252,558

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2009, 2008 and 2007
(in million pesos, except earnings per common share amounts)

	2009	2008	2007
	(Unaudited)	(Audited)
REVENUES
Service revenues (Notes 3 and 4)	145,647	142,873	135,478
Non-service revenues (Notes 3, 4 and 5)	2,346	2,709	2,480

	147,993	145,582	137,958

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	25,607	24,709	28,613
Compensation and employee benefits (Notes 3, 5 and 25)	23,100	20,709	20,470
Repairs and maintenance (Notes 17 and 24)	8,631	8,569	7,310
Selling and promotions	5,749	5,695	5,541
Cost of sales (Notes 5, 17, 24 and 26)	5,432	5,252	5,127
Asset impairment (Notes 3, 4, 5, 9, 10, 14, 16, 17, 18, 26 and 28)	5,061	4,180	1,317
Professional and other contracted services (Note 24)	4,361	4,591	5,588
Rent (Notes 3 and 26)	4,055	3,656	2,762
Taxes and licenses (Note 27)	2,881	2,736	2,319
Communication, training and travel	1,902	1,993	1,850
Insurance and security services (Note 24)	1,264	1,196	1,197
Amortization of intangible assets (Notes 3 and 14)	368	377	390
Provisions (Notes 3, 4, 26 and 27)	–	898	666
Other expenses (Note 24)	1,700	1,225	1,306

	90,111	85,786	84,456

	57,882	59,796	53,502

OTHER INCOME (EXPENSES)
Interest income (Notes 4 and 5)	1,539	1,668	1,503
Foreign exchange gains (losses) – net (Notes 4, 9 and 28)	909	(6,170)	2,976
Equity share in net earnings (losses) of associates and joint ventures (Notes 4 and 10)	2	(176)	(11)
Gains (losses) on derivative financial instruments – net (Notes 4 and 28)	(1,006)	3,812	(1,044)
Financing costs – net (Notes 4, 5, 9, 20 and 28)	(6,556)	(6,104)	(7,088)
Other income	2,069	1,665	3,419

	(3,043)	(5,305)	(245)

INCOME BEFORE INCOME TAX (Note 4)	54,839	54,491	53,257
PROVISION FOR INCOME TAX (Notes 3, 4 and 7)	14,744	19,193	17,279

NET INCOME FOR THE YEAR (Note 4)	40,095	35,298	35,978

ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4, 6, and 8)	39,781	34,635	36,004
Non-controlling interests (Note 4)	314	663	(26)

	40,095	35,298	35,978

Earnings Per Share For The Year Attributable to Common Equity Holders of PLDT (Note 8)
Basic	210.38	181.65	188.42
Diluted	210.36	181.64	187.53

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2009, 2008 and 2007
(in million pesos)

	2009	2008	2007
	(Unaudited)	(Audited)
NET INCOME FOR THE YEAR (Note 4)	40,095	35,298	35,978
OTHER COMPREHENSIVE INCOME (Note 6)
Net gains (losses) on available-for-sale financial assets:	3	(9)	30
Gains (losses) recognized during the year	3	(9)	32
Gains removed from other comprehensive income taken to income	–	–	(2)
Foreign currency translation differences of subsidiaries	(657)	1,490	(1,849)
Net transactions on cash flow hedges – net of tax:	–	(899)	2,653
Net (gains) losses on cash flow hedges removed from other comprehensive income taken to income	–	(697)	5,014
Net losses on cash flow hedges	–	(662)	(1,142)
Income tax related to cash flow hedges:	–	460	(1,219)
Removed from other comprehensive income taken to income	–	209	(1,504)
Charged directly to equity	–	251	285

Total Other Comprehensive Income – Net of Tax	(654)	582	834

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	39,441	35,880	36,812

ATTRIBUTABLE TO:
Equity holders of PLDT	39,142	35,152	36,905
Non-controlling interests	299	728	(93)

	39,441	35,880	36,812

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2009, 2008 and 2007
(in million pesos)

					Equity
					Portion of				Total
				Stock	Convertible				Equity Attributable
				Options	Preferred	Capital in Excess of		Other Comprehensive	to Equity Holders	Non-controlling
	Preferred Stock	Common Stock	Treasury Stock	Issued	Stock	Par Value	Retained Earnings	Income	of PLDT	Interests	Total
Balances as at January 1, 2007	4,424	942	–	40	9	66,574	32,328	(1,796)	102,521	1,546	104,067
Total comprehensive income for the year (Notes 4, 6 and 8):	–	–	–	–	–	–	36,004	901	36,905	(93)	36,812
Net income for the year (Notes 4 and 8)	–	–	–	–	–	–	36,004	–	36,004	(26)	35,978
Foreign currency translation differences of subsidiaries	–	–	–	–	–	–	–	(1,782)	(1,782)	(67)	(1,849)
Net gains on available-for-sale financial assets	–	–	–	–	–	–	–	30	30	–	30
Net transactions on cash flow hedges – net of tax	–	–	–	–	–	–	–	2,653	2,653	–	2,653
Cash dividends (Note 19)	–	–	–	–	–	–	(28,756)	–	(28,756)	(12)	(28,768)
Issuance of capital stock – net of conversion (Note 19)	(7)	1	–	–	(3)	379	–	–	370	–	370
Exercised option shares (Note 25)	–	–	–	(31)	–	104	–	–	73	–	73
Business combinations and others (Note 13)	–	–	–	–	–	–	–	–	–	(43)	(43)
Balances as at December 31, 2007 (Audited)	4,417	943	–	9	6	67,057	39,576	(895)	111,113	1,398	112,511

Balances as at January 1, 2008	4,417	943	–	9	6	67,057	39,576	(895)	111,113	1,398	112,511
Total comprehensive income for the year (Notes 4, 6 and 8):	–	–	–	–	–	–	34,635	517	35,152	728	35,880
Net income for the year (Notes 4 and 8)	–	–	–	–	–	–	34,635	–	34,635	663	35,298
Foreign currency translation differences of subsidiaries	–	–	–	–	–	–	–	1,425	1,425	65	1,490
Net losses on available-for-sale financial assets	–	–	–	–	–	–	–	(9)	(9)	–	(9)
Net transactions on cash flow hedges – net of tax	–	–	–	–	–	–	–	(899)	(899)	–	(899)
Cash dividends (Note 19)	–	–	–	–	–	–	(37,034)	–	(37,034)	(398)	(37,432)
Issuance of capital stock – net of conversion (Note 19)	(2)	4	–	–	(6)	1,270	–	–	1,266	–	1,266
Exercised option shares (Note 25)	–	–	–	(3)	–	10	–	–	7	–	7
Redemption of shares (Notes 8, 19 and 25)	–	–	(4,973)	–	–	–	–	–	(4,973)	(308)	(5,281)
Business combinations and others (Note 13)	–	–	–	–	–	–	–	–	–	18	18

Balances as at December 31, 2008 (Audited)	4,415	947	(4,973)	6	–	68,337	37,177	(378)	105,531	1,438	106,969

Balances as at January 1, 2009	4,415	947	(4,973)	6	–	68,337	37,177	(378)	105,531	1,438	106,969
Total comprehensive income for the year (Notes 4, 6 and 8):	–	–	–	–	–	–	39,781	(639)	39,142	299	39,441
Net income for the year (Notes 4 and 8)	–	–	–	–	–	–	39,781	–	39,781	314	40,095
Foreign currency translation differences on subsidiaries	–	–	–	–	–	–	–	(642)	(642)	(15)	(657)
Net gains on available-for-sale financial assets	–	–	–	–	–	–	–	3	3	–	3
Cash dividends (Note 19)	–	–	–	–	–	–	(39,214)	–	(39,214)	(436)	(39,650)
Issuance of capital stock – net of conversion (Note 19)	1	–	–	–	–	11	–	–	12	–	12
Exercised option shares (Note 25)	–	–	–	(6)	–	21	–	–	15	–	15
Redemption of shares (Notes 8, 19 and 25)	–	–	(1,432)	–	–	–	–	–	(1,432)	(320)	(1,752)
Acquisition of non-controlling interests (Notes 2 and 13)	–	–	–	–	–	(5,479)	–	–	(5,479)	(1,139)	(6,618)
Business combinations and others (Note 13)	–	–	–	–	–	–	–	–	–	708	708

Balances as at December 31, 2009 (Unaudited)	4,416	947	(6,405)	–	–	62,890	37,744	(1,017)	98,575	550	99,125

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009, 2008 and 2007
(in million pesos)

	2009	2008	2007
	(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax (Note 4)	54,839	54,491	53,257
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	25,607	24,709	28,613
Interest on loans and other related items – net (Notes 4, 5, 9, 20 and 28)	5,317	5,083	5,714
Asset impairment (Notes 3, 4, 5, 9, 10, 14, 16, 17 and 28)	5,061	4,180	1,317
Incentive plans (Notes 3, 5 and 25)	1,833	1,281	1,448
Pension benefit costs (Notes 3, 5 and 25)	1,306	725	1,773
Accretion on financial liabilities – net (Notes 5, 20 and 28)	1,062	956	1,161
Losses (gains) on derivative financial instruments – net (Notes 4 and 28)	1,006	(3,812)	1,044
Amortization of intangible assets (Notes 3 and 14)	368	377	390
Equity share in net losses (earnings) of associates and joint ventures (Notes 4 and 10)	(2)	176	11
Gains on disposal of property, plant and equipment (Note 9)	(127)	(534)	(527)
Foreign exchange losses (gains) – net (Notes 4, 9 and 28)	(909)	6,170	(2,976)
Interest income (Notes 4 and 5)	(1,539)	(1,668)	(1,503)
Dividends on preferred stock subject to mandatory redemption (Notes 5, 8 and 20)	–	4	17
Others	(802)	830	(374)

Operating income before changes in assets and liabilities	93,020	92,968	89,365
Decrease (increase) in:
Trade and other receivables	(1,324)	(3,003)	(3,266)
Inventories and supplies	(305)	(913)	(76)
Prepayments	(1,333)	(877)	1,862
Advances and refundable deposits	271	(1,338)	(307)
Increase (decrease) in:
Accounts payable	130	5,244	4,763
Accrued expenses and other current liabilities	8,227	2,339	4,305
Pension and other employee benefits	(9,071)	(1,125)	(6,649)
Customers’ deposits	32	27	12
Other noncurrent liabilities	(46)	1	(1,167)

Net cash generated from operations	89,601	93,323	88,842
Income taxes paid	(15,215)	(15,021)	(11,424)

Net cash provided by operating activities	74,386	78,302	77,418

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from:
Maturity of short-term investments	9,728	28,476	15,935
Redemption of investment in debt securities	4,005	2,676	–
Disposal of property, plant and equipment (Note 9)	932	1,015	953
Disposal of investment properties	18	9	10
Disposal of available-for-sale financial assets	–	174	7
Disposal of investments in associates	–	3	–
Payments for:
Acquisition of intangibles (Notes 13 and 14)	(21)	(69)	(213)
Notes receivable	(80)	–	–
Purchase of investment in debt securities (Note 10)	(3,572)	(3,457)	(264)
Short-term investments	(6,838)	(21,072)	(21,429)
Purchase of subsidiaries and non-controlling interests – net of cash acquired (Note 13)	(8,989)	(743)	(1,687)
Purchase of investments in associates (Note 10)	(18,070)	–	(601)
Available-for-sale financial assets	–	(206)	–
Interest received	1,352	1,461	1,218
Decrease (increase) in advances and refundable deposits	472	(78)	(424)
Interest paid – capitalized to property, plant and equipment (Notes 4, 5, 9, 20 and 28)	(691)	(778)	(542)
Additions to property, plant and equipment (Notes 4 and 9)	(27,378)	(24,425)	(24,282)

Net cash used in investing activities	(49,132)	(17,014)	(31,319)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2009, 2008 and 2007
(in million pesos)

	2009	2008	2007
	(Unaudited)	(Audited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from availment of long-term debt (Note 20)	41,989	17,912	7,647
Availment of long-term financing for capital expenditures	7,993	6,614	8,746
Proceeds from notes payable (Note 20)	2,000	660	502
Proceeds from issuance of capital stock	18	8	76
Payments of obligations under finance lease	(24)	(474)	(199)
Payments of debt issuance costs (Note 20)	(173)	(149)	(54)
Payments of notes payable (Note 20)	(270)	(678)	(193)
Payments for redemption of shares (Notes 8, 19 and 28)	(1,752)	(5,281)	(15)
Settlements of derivative financial instruments (Note 28)	(1,913)	(2,891)	(2,066)
Interest paid – net of capitalized portion (Notes 5, 20 and 28)	(5,239)	(5,167)	(5,891)
Settlement of long-term financing for capital expenditures	(4,678)	(5,519)	(6,837)
Payments of long-term debt (Note 20)	(18,958)	(13,375)	(18,065)
Cash dividends paid (Note 19)	(39,286)	(37,124)	(28,470)
Net cash used in financing activities	(20,293)	(45,464)	(44,819)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(326)	413	(703)

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,635	16,237	577
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	33,684	17,447	16,870

CASH AND CASH EQUIVALENTS AT END OF YEAR	38,319	33,684	17,447

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, the First Pacific Company Limited, or First Pacific, through its Philippine and other affiliates, collectively the First Pacific Group, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DoCoMo, Inc., or NTT DoCoMo, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DoCoMo has made additional purchases of shares of PLDT and together with NTT Communications beneficially owned approximately 21% of PLDT’s outstanding common stock as at December 31, 2009. NTT Communications and NTT DoCoMo are subsidiaries of NTT Holding Company. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represents an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. First Pacific Group had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2009.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. As at December 31, 2009, there were approximately 49 million ADSs outstanding.

PLDT and our Philippine-based fixed line and wireless subsidiaries, operate under the jurisdiction of the Philipppine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the leading telecommunications service provider in the Philippines. Through our principal business segments –– wireless, fixed line and information and communications technology –– we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Our consolidated financial statements as at December 31, 2009 and 2008 and for the three years ended December 31, 2009 were approved and authorized for issuance by the Board of Directors on March 2, 2010, as reviewed and recommended for approval by the Audit Committee.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared under the historical cost basis except for derivative financial instruments, available-for-sale financial assets and investment properties that have been measured at fair value.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million except when otherwise indicated.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”).

				2 0 0	9	2 0	0 8
				(Unaudited)		(Audited)
	Place of		Percentage of Ownership

Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	–	100.0	–
Smart Broadband, Inc., or SBI, and Subsidiaries, or SBI Group	Philippines	Internet broadband distribution	–	100.0	–	100.0
Primeworld Digital System, Inc., or PDSI	Philippines	Cellular and internet broadband distribution services	–	100.0	–	–
I-Contacts Corporation, or I-Contacts	Philippines	Customer interaction solutions	–	100.0	–	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	–	100.0	–	100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	–	100.0	–	100.0
Smarthub, Inc., or SHI	Philippines	Development and sale of software, maintenance and support services	–	100.0	–	100.0
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	–	100.0	–	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	–	100.0	–	100.0
Telecoms Solutions, Inc., or TSI	Mauritius	Mobile commerce platforms	–	100.0	–	100.0
Far East Capital Limited and Subsidiary	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	–	100.0	–	100.0
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	–	100.0	–	100.0
Francom Holdings, Inc., or FHI:	Philippines	Investment company	–	100.0	–	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	–	100.0	–	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Mobile applications development and services	–	100.0	–	–
Pilipino Telephone Corporation, or Piltel*	Philippines	Investment company	–	99.5	–	92.5
SmartConnect Holdings Pte. Ltd., or SCH:	Singapore	Investment company	–	100.0	–	100.0
SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and Global System for Mobile Communication, or GSM, enabled global telecommunications	–	100.0	–	100.0
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	–	85.0	–	85.0
Blue Ocean Wireless, or BOW	Isle of Man	Delivery of GSM communication capability for the maritime sector	–	51.0	–	28.3
Telesat, Inc., or Telesat	Philippines	Satellite communications services	100.0	–	100.0	–
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite	Philippines	Satellite communications services	67.0	–	67.0	–

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–	100.0	–
PLDT Global Corporation, or PLDT Global, and Subsidiaries, or PLDT Global Group	British Virgin Islands	Telecommunications services	100.0	–	100.0	–
Smart-NTT Multimedia, Inc., or SNMI	Philippines	Data and network services	100.0	–	100.0	–
PLDT-Philcom, Inc. (formerly known as Philcom Corporation), or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	–	–	–
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.8	–	97.5	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related value-added services	75.0	–	75.0	–

Information and Communications Technology, or ICT
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, customer interaction solutions and IT-related services	100.0	–	100.0	–
SPi Technologies, Inc., or SPi, and Subsidiaries, or SPi Group	Philippines	Knowledge processing solutions	–	100.0	–	100.0
ePLDT Ventus, Inc., or Ventus	Philippines	Customer interaction solutions	–	100.0	–	100.0
Vocativ Systems, Inc., or Vocativ	Philippines	Customer interaction solutions	–	100.0	–	100.0
Parlance Systems, Inc., or Parlance	Philippines	Customer interaction solutions	–	100.0	–	100.0
Infocom Tehcnologies, Inc., or Infocom	Philippines	Internet access services	–	99.6	–	99.6
BayanTrade, Inc. (formerly BayanTrade Dotcom, Inc.), or BayanTrade, and Subsidiaries, or BayanTrade Group	Philippines	Internet-based purchasing, IT consulting and professional services	–	93.5	–	10.8
Digital Paradise Thailand, or DigiPar Thailand	Thailand	Internet access services	–	87.5	–	87.5
netGames, Inc., or netGames	Philippines	Publisher of online games	–	80.0	–	80.0
Digital Paradise, Inc., or Digital Paradise	Philippines	Internet access services	–	75.0	–	75.0
Level Up! (Philippines), Inc., or Level Up!	Philippines	Publisher of online games	–	60.0	–	60.0

*	On August 17, 2009, Smart acquired the cellular mobile telephone business of Piltel.

Basis of Consolidation from January 1, 2009

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the PLDT Group obtains control, and continue to be consolidated until the date that such control ceases.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Non-controlling interest shares in losses even if the losses exceed the non-controlling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.

If the PLDT Group loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any non-controlling interest (previously referred to as “minority interest”); (c) derecognizes the cumulative translation differences recorded in equity;
(d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss.

Basis of Consolidation prior to January 1, 2009

In comparison to the above mentioned policies which are applied on a prospective basis, the following differences applied: (a) acquisition of non-controlling interests was accounted for using the parent entity extension method, whereby, the difference between the consideration and the net book value of the proportionate share in the net assets acquired is recognized as goodwill; (b) the non-controlling interest share in the losses incurred by the PLDT Group until the non-controlling equity interest in the subsidiary was reduced to nil. Any further excess losses were attributable to the parent, unless the non-controlling interest had a binding obligation to cover these excess losses; and (c) upon loss of control, the PLDT Group accounted for the investment retained at its proportionate share of net asset value at the date of control was lost.

Non-controlling interests represent the equity interests in Philcom subsidiaries namely, Metro Kidapawan Telephone Corp., or MKTC, and Datelco Global Communications, Inc., or DGCI; equity interest in BOW, Piltel, Level Up!, Mabuhay Satellite, 3rd Brand, Maratel, BCC, Digital Paradise, DigiPar Thailand, netGames, BayanTrade and Infocom not held by the PLDT Group in 2009 and 2008, except for MKTC, DGCI, BOW and BayanTrade, which were acquired only in 2009.

Piltel’s Share Buyback Program

On November 3, 2008, the Board of Directors of Piltel approved a share buyback program of up to 58 million shares. As at December 31, 2008, Piltel has already purchased 44.6 million shares at a cost of Php308 million under this program. The buyback was done through the trading facilities of the PSE. In January 2009, Piltel completed the repurchase of the 58 million             shares earmarked for the share buyback program at a total cost of Php403 million. On March 2, 2009, Piltel’s Board of Directors approved an increase in the number of common shares to be repurchased under the share buyback program of up to 25 million shares, through open market purchases, block trades or other modes subject to compliance with applicable laws, rules and regulations. Piltel’s Board of Directors took into account the success of the initial share buyback program which was completed in three months as well as the continued weakness in the equities market. As at March 9, 2009, Piltel completed the repurchase of the 25 million shares at a total cost of Php188 million.

On August 3, 2009, Piltel’s Board of Directors approved a share buyback program of up to 61.5 million shares at a maximum price per share of Php8.50 to accommodate non-controlling shareholders who may not have had the opportunity to participate in the tender offer of Smart due to various constraints. As with the previous buyback programs, this will be done directly from the open market through the trading facilities of the PSE and will continue until the number of shares earmarked for the program has been fully repurchased, or until such time as Piltel’s Board of Directors determine otherwise. Under this program, Piltel has already purchased 2.8 million shares at a cost of Php23 million as at December 31, 2009.

As at December 31, 2009, cumulative shares repurchased under the share buyback program totaled 85.8 million at an aggregate cost of Php614 million. Shares repurchased under the share buyback program for the years ended December 31, 2009 and 2008 totaling to 41.2 million and 44.6 million treasury shares, respectively, with aggregate costs of Php305 million and Php308 million, respectively, reduced the amount of non-controlling interests for the same amount.

Acquisition of Debt and Equity of Philcom

On January 2, 2009, PLDT and PremierGlobal Resources, or PGR, executed a Debt Assignment Agreement wherein PGR sold to PLDT for Php340 million of the then outstanding obligations of Philcom to suppliers, banks and other financial institutions, or the Philcom Lenders, that PGR acquired from such Philcom Lenders with a nominal amount of Php3,540 million. Following the execution of the Debt Assignment Agreement, PLDT and Philcom executed a Restructuring Agreement wherein PLDT agreed to the restructuring of the Philcom obligations from the nominal amount of Php3,540 million to Php340 million. The restructured principal of Php340 million is payable by Philcom in 10 equal annual installments starting on January 2, 2010. Interest on the restructured principal is payable on each payment date based on the floating rate of one year PDST-F plus a margin of 250 bps.

On January 3, 2009, PLDT, PGR and Philippine Global Communications, Inc., or PGCI, executed a Share Assignment Agreement wherein PGCI sold to PLDT the rights, title and interest in all of the outstanding common shares of Philcom’s common stock for a cash consideration of Php75 million. See Note 13 – Business Combinations and Acquisition of Non-Controlling Interests.

On April 30, 2009, the Philippine Securities and Exchange Commission, or PSEC, approved the amendment to the Articles of Incorporation and By-Laws of Philcom Corporation changing its name to PLDT-Philcom, Inc. On August 14, 2009, the NTC approved the Share Assignment Agreement between PGCI and PLDT thereby reinforcing the validity of the sale and transfer of equity ownership of Philcom from PGCI to PLDT.

The acquisition of Philcom is expected to allow the PLDT Group to broaden its presence in Mindanao, where it has operations carried out under Maratel and SBI. This expanded presence is expected to benefit not only the existing subscribers in the area, but will also provide the communities in the area with an opportunity to access improved telecommunications facilities.

Sale/Transfer of Piltel’s Cellular Mobile Telephone Business/Assets to Smart

and Smart’s Tender Offer to Piltel’s Non-controlling Interest

On June 30, 2009, Piltel’s stockholders approved the sale/transfer of Piltel’s cellular mobile telephone business/assets to Smart through a series of transactions, which include: (a) the assignment of Piltel’s Talk ‘N Text trademark to Smart for a consideration of Php8,004 million; (b) the transfer of Piltel’s existing Talk ‘N Text subscriber base to Smart in consideration of Php73 per subscriber, which is equivalent to the average subscriber acquisition cost in 2008 of Smart for its Smart Buddy subscribers; and (c) the sale of Piltel’s GSM fixed assets to Smart at net book value. As a result, the cellular mobile telephone business will therefore be consolidated under Smart in order to maximize revenue streams and eliminate any lingering regulatory issues relating to the traffic between Piltel and Smart. The transfer was completed on August 17, 2009. The NTC approved the request for the sale and transfer of Piltel’s subscribers to Smart submitted on July 8, 2009. The foregoing transactions between Smart and Piltel are eliminated in our consolidated financial statements.

In view of the change in Piltel’s business direction, Smart’s Board of Directors approved on June 19, 2009 a tender offer to acquire approximately 840 million shares from Piltel’s non-controlling shareholders at Php8.50 per share payable in cash and in full on August 12, 2009. These shares represent approximately 7.19% of the outstanding common stock of Piltel. Smart filed the Tender Offer Report with the PSEC and the PSE on June 23, 2009 pursuant to Section 19 of the Securities Regulation Code, or SRC. The tender offer commenced on July 1, 2009 and ended on July 29, 2009, with approximately 93% of Piltel’s non-controlling shares tendered, thereby increasing Smart’s ownership to approximately 99.5% of the outstanding common stock of Piltel. The aggregate cost for the tender offer paid by Smart to non-controlling shareholders on August 12, 2009 amounted to Php6,618 million, from which Smart recognized an excess of acquisition cost over the carrying value of non-controlling interests acquired of Php5,479 million presented as part of capital in excess of par value account under “Equity” in our consolidated statements of financial position. See Note 13 – Business Combinations and Acquisition of Non-Controlling Interests.

Additional Investment of ePLDT in BayanTrade, Inc., or BayanTrade

ePLDT’s equity interest in BayanTrade increased from 10.8% as at December 31, 2008 to 93.5% as at December 31, 2009 as a result of 34.31% equity interest acquired by ePLDT under the rights offering that was completed on January 20, 2009 for cash consideration of Php28 million and acquisition of additional 48.39% equity interest on April 15, 2009 for cash consideration of Php39 million. BayanTrade officers and employees own 6.5% equity interest in BayanTrade, excluding unexercised warrants and options granted to officers and employees. On a fully diluted basis after considering the warrants and options, ePLDT owns 93% equity interest in BayanTrade as at December 31, 2009. Effective April 2009, BayanTrade financials were included in the consolidation of ePLDT Group. See Note 13 – Business Combinations and Acquisition of Non-Controlling Interests.

BayanTrade engages in the business of providing: (a) a business-to-business electronic marketplace to link buyers and suppliers of goods and services over the internet; (b) electronic catalogue purchasing facilities over the internet to buyers and suppliers; (c) online bidding services for negotiating typically large value and volume transactions over the internet; (d) link-up with similar horizontal markets and vertical markets across the Asia-Pacific Region and the world; (e) information technology services, including contact center operations, software development, business process outsourcing, internal access and e-commerce services, back office processing and system integration; and (f) facilitating services incidental to the business. BayanTrade was incorporated initially as an
e-procurement joint venture established with six of the Philippines’ leading conglomerates. It is now the leading authorized software reseller in the Philippines of Global ERP software.

Additional Investment of Smart in Blue Ocean Wireless, or BOW

In July 2009, Smart (through its subsidiary, SCH) increased its shareholdings in BOW to approximately 1.2 million shares representing 51% of the total issued and outstanding shares of BOW from 381 thousand shares or 28.3%. The cost of additional investment in BOW amounted to US$6 million, or Php301 million, for 782 thousand shares, or US$8 per share, of which US$4 million, or Php182 million, was paid in cash and US$2 million, or Php119 million, was exchanged for receivables from BOW. Effective July 2009, BOW financials were included in the consolidation of Smart Group. See Note 10 – Investments in Associates and Joint Ventures and Note 13 – Business Combinations and Acquisition of Non-Controlling Interests.

SPi’s Acquisition of Laguna Medical Systems, Inc., or Laguna Medical

On August 31, 2009, SPi (through SPi-America, a wholly-owned U.S. subsidiary of SPi) signed a Stock Purchase Agreement with Laguna Medical, a California Corporation and its various Sellers, to purchase 80% of the issued and outstanding common shares of Laguna Medical for cash consideration of US$6.6 million, or Php313 million. Simultaneous to the acquisition of 80% equity interest, SPi signed a Put-Call Agreement with Laguna Medical LLC, a Delaware Corporation and Parent Company of Laguna Medical, for the right to call the remaining 20% of the outstanding common stock of Laguna Medical. Commencing on July 1, 2011, Laguna Medical LLC grants SPi the exclusive right to purchase Laguna Medical shares (call right) while SPi grants Laguna Medical LLC the exclusive right to put the Laguna Medical shares (put right). Based on our evaluation of the mandatory Put-Call option, SPi has present access to the economic benefits associated with the ownership interest in Laguna Medical, hence, control over 20% interest is already in the possession of SPi on August 31, 2009. The effective ownership interest acquired by SPi on August 31, 2009 is 100% of Laguna Medical. The acquisition cost for the remaining 20% of the outstanding common stock of Laguna Medical shall be equivalent to the base price of US$2 million plus the movements of Laguna Medical EBITDA from the date of acquisition to April 30, 2011 multiplied by applicable factors specified in the agreement. The estimated fair value of the contingent liability from this Put-Call Agreement as at December 31, 2009 amounted to US$5.4 million, or Php256 million, which is presented as part of contingent consideration for business acquisitions under “Deferred credits and other noncurrent liabilities” and “Accrued expenses and other current liabilities” in our consolidated statements of financial position. See Note 13 – Business Combinations and Acquisition of Non-Controlling Interests, Note 21 – Deferred Credits and Other Noncurrent Liabilities and Note 23 – Accrued Expenses and Other Current Liabilities.

Laguna Medical has more than 50 regionally-based consultants assisting more than 200 hospitals. It aims to achieve coding and billing compliance, to optimize entitled reimbursements for patient services and to help healthcare providers to manage and defend Recovery Audit Contractor audits.

Smart’s Acquisition of Primeworld Digital System, Inc., or PDSI

Smart acquired 84 million shares, the total issued and outstanding capital stock of PDSI, for a total consideration of Php1,569 million. PDSI provides a suite of high-value IP-based products servicing corporate clients, such as wired and wireless leased line access with security and high availability option, managed services, VOIP and other value added services, or VAS, such as server co-location and data center services. The acquisition was completed on two dates: (a) the First Closing which took place on May 14, 2009, involved the acquisition of 34 million             shares representing 40% interest for a consideration of Php632 million; and (b) the Second Closing which took place on October 2, 2009, involved the acquisition of 50 million shares representing 60% interest for a consideration of Php937 million. See Note 13 – Business Combinations and Acquisition of Non-Controlling Interests.

Smart’s Acquisition of Chikka Holdings Limited, or Chikka

On December 18, 2009, Smart acquired 120 thousand common shares, representing 100% of the outstanding share capital of Chikka for a total consideration of US$13.5 million, or Php629 million, of which US$12.1 million, or Php564 million, was paid in cash on closing date of December 18, 2009 and the balance of US$1.4 million, or Php65 million, shall be settled on a date mutually acceptable to both parties. Smart and Chikka will agree on a mutually acceptable schedule for post-closing date, which shall be on a date in which all post-closing deliverables are ready to be delivered by Chikka to Smart. Chikka was incorporated in the British Virgin Islands on April 5, 2000 to engage in the business of providing internet and GSM-based instant messaging facility for mobile users or subscribers. Services include personal computer to mobile instant text messaging and vice versa, text newsletter, text-based promotions, multi-media messaging, subscription-based services, and other mobile VAS. See Note 13 – Business Combinations and Acquisition of Non-Controlling Interests.

Statement of Compliance

Our consolidated financial statements have been prepared in conformity with Philippine Financial Reporting Standards, or PFRS.

Changes in Accounting Policy and Disclosures

Our accounting policies are consistent with those of the previous financial year except for the adoption of the new standard, interpretations and amendments to existing standards which became effective on January 1, 2009 as follows:

•	PFRS 2, Share-based Payment – Vesting Condition and Cancellations;

•	Revised PFRS 3, Business Combinations and Philippine Accounting Standards, or PAS, 27, Consolidated and Separate Financial Statements (effective July 1, 2009 but early adopted by the PLDT Group effective January 1, 2009) including consequential amendments to PFRS 7, Financial Instruments: Disclosures, PAS 21, The Effects of Changes in Foreign Exchange Rates, PAS 28, Investments in Associates, PAS 31, Interests in Joint Ventures and PAS 39, Financial Instruments: Recognition and Measurement;

•	Amendments to PFRS 7, Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments;

•	PFRS 8, Operating Segments;

•	Amendments to PAS 1, Presentation of Financial Statements;

•	Revised PAS 23, Borrowing Costs;

•	Amendments to PAS 27, Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate;

•	Amendments to PAS 32, Financial Instruments: Presentation and PAS 1, Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation;

•	Philippine Interpretation IFRIC 13, Customer Loyalty Programmes;

•	Philippine Interpretation IFRIC 16, Hedges of a Net Investment in a Foreign Operation;

•	Philippine Interpretation IFRIC 18, Transfer of Assets from Customers; and

•	Improvements to PFRSs (2008).

The principal effects of adoption of these new accounting standards, interpretations and amendments are as follows:

•	PFRS 2, Share-based Payment – Vesting Condition and Cancellations. The standard has been revised to clarify the definition of a vesting condition and prescribes the treatment for an award that is effectively cancelled. It defines a vesting condition as a condition that includes an explicit or implicit requirement to provide services. It further requires non-vesting conditions to be treated in a similar fashion to market conditions. Failure to satisfy a non-vesting condition that is within the control of either the entity or the counterparty is accounted for as cancellation. However, failure to satisfy a non-vesting condition that is beyond the control of either party does not give rise to a cancellation. The adoption of PFRS 2 revisions did not have any impact on our consolidated financial position and performance.

•	Revised PFRS 3, Business Combinations and PAS 27, Consolidated and Separate Financial Statements. The revised PFRS 3 was adopted from January 1, 2009. It introduces significant changes in the accounting for business combinations occurring after January 1, 2009. Changes affect the valuation of non-controlling interest, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combination achieved in stages. These changes impact the amount of goodwill recognized, the reported results in the year that an acquisition occurs, and future reported results.

The revised PAS 27 requires that: (a) change in ownership interests of a subsidiary without loss of control is accounted for as a transaction with owners in their capacity as owners and therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss; (b) losses incurred by the subsidiary will be allocated between the controlling and non-controlling interests even if the losses exceed the non-controlling equity investment in the subsidiary; and (c) on loss of control of a subsidiary, any retained interest will be remeasured to fair value and this will impact the gain or loss recognized on disposal. The changes in accounting policy are to be applied retrospectively with the following exceptions which are applied prospectively from January 1, 2009: (a) the allocation of profits and losses to non-controlling interests in periods before the standard is applied are not restated; (b) changes in ownership interests (without loss of control) occurring before the standard is applied are not restated; and (c) the carrying amount of an investment in a former subsidiary, where control was lost in periods before the standard is applied, is not restated. Accordingly, the gains or losses arising from such transactions are not recalculated. The adoption of revised PAS 27 did not affect previous years’ account balances.

See Smart’s acquisition of non-controlling interests in Piltel on Note 13 – Business Combinations and Acquisition of Non-Controlling Interests.

•	Amendments to PFRS 7, Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments. These amendments to PFRS 7 introduce enhanced disclosures about fair value measurement and liquidity risk. The amendments to PFRS 7 require fair value measurements for each class of financial instruments recorded and measured at fair value are to be disclosed by the source of inputs, using the following three-level hierarchy: (a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1); (b) inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and (c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3). The level within which the fair value measurement is categorized must be based on the lowest level of input to the instrument’s valuation that is significant to the fair value measurement in its entirety. In addition, a reconciliation between the beginning and ending balance for Level 3 fair value measurements is now required, as well as significant transfers between levels in the fair value hierarchy.

The amendments to PFRS 7 also introduce two major changes in liquidity risk disclosures as follows:
(a) exclusion of derivative liabilities from maturity analysis unless the contractual maturities are essential for an understanding of the timing of the cash flows; and (b) inclusion of financial guarantee contracts in the contractual maturity analysis based on the maximum amount guaranteed.

Additional disclosures required by amendments to PFRS 7 are shown in Note 28 – Financial Assets and Liabilities.

•	PFRS 8, Operating Segments. PFRS 8 replaces PAS 14, Segment Reporting and adopts a full management approach in identifying, measuring and disclosing the results of an entity’s operating segments. The information required to report is similar to what management uses internally for evaluating the performance of operating segments and allocating resources to those segments. In cases where such information is different from those required to be reported in the consolidated statement of financial position and consolidated income statement, the entity needs to provide explanations and reconciliations of the differences. The PLDT Group concluded that the operating segments determined in accordance with PFRS 8 are the same as the business segments previously identified under PAS 14. Additional disclosures required by the new standard are shown in Note 4 – Operating Segment Information.

•	Amendments to PAS 1, Presentation of Financial Statements. The revised standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owner, while non-owner changes in equity are presented with a reconciliation for each component of equity. In addition, these amendments introduce a new statement of comprehensive income that combines all items of income and expenses recognized in the profit or loss together with ‘other comprehensive income’. Entities may choose to present all items in one statement, or to present two linked statements, a separate income statement and a statement of comprehensive income. These amendments also prescribe additional requirements in the presentation of the statement of financial position and owner’s equity as well as additional disclosures. The PLDT Group has elected to present two linked statements together with additional presentation and disclosures provided on the face of the financial statements or notes, where applicable. In addition, we also changed the caption consolidated balance sheet to consolidated statement of financial position.

•	Revised PAS 23, Borrowing Costs. The standard has been revised to require capitalization of borrowing costs when such costs relate to construction or production of a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. The adoption of revised PAS 23 did not have any impact in our consolidated financial statements as we previously capitalized borrowing costs eligible for capitalization.

•	Amendments to PAS 27, Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate. These amendments prescribe changes in respect of the holding companies’ separate financial statements including: (a) the deletion of ‘cost method’, making the distinction between pre- and post-acquisition profits no longer required; and (b) in cases of reorganizations where a new parent is inserted above an existing parent of the group (subject to meeting specific requirements), the cost of the subsidiary is the previous carrying amount of its share of equity items in the subsidiary rather than its fair value. All dividends will be recognized in profit or loss. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment. The adoption of these amendments to PAS 27 is applicable only to PLDT’s separate financial statements and did not have any impact in our consolidated financial statements.

•	Amendments to PAS 32, Financial Instruments: Presentation and PAS 1, Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation. These amendments specify, among others, that puttable financial instruments will be classified as equity if they have all of the following specified features: (a) the instrument entitles the holder to require the entity to repurchase or redeem the instrument (either on an ongoing basis or on liquidation) for a pro rata share of the entity’s net assets; (b) the instrument is in the most subordinate class of instruments, with no priority over other claims to the assets of the entity on liquidation; (c) all instruments in the subordinate class have identical features; (d) the instrument does not include any contractual obligation to pay cash or financial assets other than the holder’s right to a pro rata share of the entity’s net assets; and (e) the total expected cash flows attributable to the instrument over its life are based substantially on the profit or loss, a change in recognized net assets, or a change in the fair value of the recognized and unrecognized net assets of the entity over the life of the instrument. The adoption of these amendments to PAS 32 and PAS 1 did not have any impact in our consolidated financial statements.

•	Philippine Interpretation IFRIC 13, Customer Loyalty Programmes. This interpretation requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and realized as income over the period that the award credits are redeemed or expired. The adoption of this new interpretation did not have significant impact on our financial position and financial performance. Our accounting policies were updated to conform with the requirements of Philippine Interpretation IFRIC 13.

•	Philippine Interpretation IFRIC 16, Hedges of a Net Investment in a Foreign Operation. This interpretation provides guidance on identifying foreign currency risks that qualify for hedge accounting in the hedge of net investment, where within the group the hedging instrument can be held in the hedge of a net investment; and how an entity should determine the amount of foreign currency gains or losses, relating to both the net investment and the hedging instrument, to be reclassified to profit or loss from the foreign currency translation reserve on disposal of the net investment. The adoption of this new interpretation did not have any impact in our consolidated financial statements as we do not enter in such type of hedge accounting transactions.

•	Philippine Interpretation IFRIC 18, Transfer of Assets from Customers. Philippine Interpretation

IFRIC 18 provides guidance to all entities that receive from customers an item of property, plant and equipment or cash for the acquisition or construction of such item and such item is used to connect the customer to a network or to provide ongoing access to a supply of goods or services, or both. The interpretation requires an assessment of whether an item of property, plant and equipment or cash for the acquisition or construction of such item meets the definition of an asset. If the terms of the agreement are within the scope of this interpretation, a transfer of an item of property, plant and equipment would be an exchange for dissimilar goods or services. Consequently, the exchange is regarded as a transaction which generates revenue. This interpretation is applied prospectively to transfer of assets from customers received in periods beginning on or after July 1, 2009. Entities may however choose to apply this interpretation to earlier periods, provided valuations can be obtained at the time the transfer occurred. The adoption of this interpretation did not have any impact in our consolidated financial statements.

Improvements to PFRSs

The omnibus amendments to certain standards were issued in 2008 and 2009 primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. The adoption of the following amendments resulted in changes to accounting policies and disclosures but did not have any impact on our financial position or performance:

•	PAS 1, Presentation of Financial Statements. Assets and liabilities classified as held-for-trading are not automatically classified as current in the statement of financial position.

•	PAS 16, Property, Plant and Equipment. The amendment replaces the term ‘net selling price’ with ‘fair value less costs to sell’, to be consistent with PFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations and PAS 36, Impairment of Asset. Items of property, plant and equipment held for rental that are routinely sold in the ordinary course of business after rental, are transferred to inventory when rental ceases and they are held for sale. Proceeds of such sales are subsequently shown as revenue. Cash payments on initial recognition of such items, the cash receipts from rents and subsequent sales are all shown as cash flows from operating activities.

•	PAS 18, Revenue. The amendment provides additional guidance (which accompanies the standard) to determine whether an entity is acting as a principal or as agent. The features indicating an entity is acting as a principal are whether the entity: (a) has primary responsibility for providing the goods or services;

(b) has inventory risk; (c) has discretion in establishing prices; and (d) bears the credit risk.

•	PAS 19, Employee Benefits. Revises the definition of ‘past service costs’ to include reductions in benefits related to past services (‘negative past service costs’) and to exclude reductions in benefits related to future services that arise from plan amendments. Amendments to plans that result in a reduction in benefits related to future services are accounted for as a curtailment. Revises the definition of ‘return on plan assets’ to exclude plan administration costs if they have already been included in the actuarial assumptions used to measure the defined benefit obligation. Revises the definition of ‘short-term’ and ‘other long-term’ employee benefits to focus on the point in time at which the liability is due to be settled. Deletes the reference to the recognition of contingent liabilities to ensure consistency with PAS 37, Provisions, Contingent Liabilities and Contingent Assets.

•	PAS 23, Borrowing Costs. Revises the definition of borrowing costs to consolidate the types of items that are considered components of ‘borrowing costs’, i.e., components of the interest expense calculated using the effective interest rate method.

•	PAS 28, Investment in Associates. If an associate is accounted for at fair value in accordance with

PAS 39, only the requirement of PAS 28 to disclose the nature and extent of any significant restrictions on the ability of the associate to transfer funds to the entity in the form of cash or repayment of loans will apply. An investment in an associate is a single asset for the purpose of conducting the impairment test. Therefore, any impairment test is not separately allocated to the goodwill included in the investment balance.

•	PAS 31, Interests in Joint Ventures. If a joint venture is accounted for at fair value, in accordance with PAS 39, only the requirements of PAS 31 to disclose the commitments of the venture and the joint venture, as well as summary financial information about the assets, liabilities, income and expense will apply.

•	PAS 36, Impairment of Assets. When discounted cash flows are used to estimate ‘fair value less cost to sell’, additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate ‘value in use’.

•	PAS 38, Intangible Assets. Expenditure on advertising and promotional activities is recognized as an expense when the entity either has the right to access the goods or has received the services. Advertising and promotional activities now specifically include mail order catalogues. Deletes references to there being rarely, if ever, persuasive evidence to support an amortization method for finite life intangible assets that results in a lower amount of accumulated amortization than under the straight-line method, thereby effectively allowing the use of the unit of production method.

•	PAS 39, Financial Instruments: Recognition and Measurement. Changes in circumstances relating to derivatives – specifically derivatives designated or de-designated as hedging instruments after initial recognition are not reclassifications. Removes the reference to a ‘segment’ when determining whether an instrument qualifies as a hedge. Requires the use of the revised effective interest rate (rather than the original effective interest rate) when remeasuring a debt instrument on the cessation of fair value hedge accounting.

•	PAS 40, Investment Property. Revises the scope (and the scope of PAS 16) to include property that is being constructed or developed for future use as an investment property. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time as fair value can be determined or construction is complete.

The adoption of new accounting standard, interpretations and amendments that requires retrospective restatement had no impact on the comparative statement of financial position.

Significant Accounting Policies

Business Combinations and Goodwill

Business combinations from January 1, 2009

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer has the option to measure the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs incurred are expensed.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquirer’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit and loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized in accordance with PAS 39 either in profit or loss or as charge to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost being the excess of the consideration transferred over the fair values of net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Business combinations prior to January 1, 2009

In comparison to the above mentioned policies, the following differences applied:

Business combinations were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interest was measured at the proportionate share of the acquiree’s identifiable net assets.

Business combination achieved in stages was accounted for as separate steps. Any additional acquisition do not affect previously recognized goodwill.

When we acquire a business, embedded derivatives separated from the host contract by the acquiree are not reassessed on acquisition unless the business combination resulted in a change in the terms of the contract that significantly modified the cash flows that otherwise would have been required under the contract.

Contingent consideration was recognized if, and only if, we have present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration are charged to goodwill except for accretion of interest which is recognized in profit or loss.

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. An associate is an entity in which we have significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in associate is carried in our consolidated statement of financial position at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment. Our consolidated income statement reflects the share of the results of operations of the associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statements of comprehensive income and changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interest in those associates.

The share in the profit and losses of associates is shown on the face of our consolidated income statement. This is the profit or losses attributable to equity holders of the associate and therefore is profit or losses after tax and net of non-controlling interest in the subsidiaries of the associates.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances. Where necessary, adjustments are made to bring such accounting policies in line with those of PLDT Group.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investment in associates. We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognize the amount in our consolidated income statement.

Upon loss of significant influence over the associate, we measure and recognize any retaining investment at its fair value. Any difference between the carrying amounts of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in profit or loss.

Investments in Joint Ventures

Investments in a joint venture that is a jointly controlled entity is accounted for using the equity method of accounting. The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies in line with those of PLDT Group.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between PLDT and our jointly controlled entity. The joint venture is carried at equity method until the date on which we cease to have joint control over the jointly controlled entity.

Upon loss of joint control and provided the former jointly controlled entity does not become a subsidiary or associate, we measure and recognize our remaining investment at fair value. Any difference between the carrying amount of the former jointly controlled entity upon loss of joint control, and the fair value of the remaining investment and proceeds from disposal, are recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as investment in an associate.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency. The Philippine peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in the PLDT Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for SCH, SGP, 3rd Brand, BOW, SMHC, SMI, TSI, Mabuhay Satellite, PLDT Global, DigiPar Thailand, SPi and certain of its subsidiaries, certain subsidiaries of Chikka, and certain subsidiaries of BayanTrade in 2009 and 2008, except for BOW, certain subsidiaries of Chikka and certain subsidiaries of BayanTrade, which were acquired only in 2009) is the Philippine peso.

Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional closing rate of exchange prevailing at the end of the reporting period. All differences are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

The functional currency of SMHC, SMI, TSI, Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries, and certain subsidiaries of Chikka is the U.S. dollar; Thai baht for DigiPar Thailand; and Singapore dollar for SCH, SGP, 3rd Brand, BOW, and certain subsidiaries of BayanTrade. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation were recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries are recognized in our consolidated income statement.

Foreign exchange gains or losses of PLDT and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the year such exchange gains or losses are realized.

Financial Assets

Initial recognition

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, reevaluate the designation of such assets at each financial year-end.

Financial assets are recognized initially at fair value plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Our financial assets include cash and cash equivalents, short-term investments, trade and other receivables, quoted and unquoted equity and debt securities, advances and refundable deposits, and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held-for-trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivative assets, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit or loss are carried in our consolidated statement of financial position at fair value with gains or losses recognized in our consolidated income statement under “Gains or losses on derivative financial instrument – net” for derivative instruments and “Other income or expense” for non-derivative financial assets. Interest earned and dividends received from investment at fair value through profit or loss are recognized in our consolidated income statement under “Interest income” and “Other income”, respectively.

Financial assets may be designated at initial recognition as at fair value through profit or loss if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on them on a different bases; (ii) the assets are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial assets contain one or more embedded derivatives that would need to be separately recorded.

Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in our consolidated income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate method. This method uses an effective interest rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold it to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest rate method. Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. They are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income account is recognized in our consolidated income statement; or determined to be impaired, at which time the cumulative loss recorded in other comprehensive income account is recognized in our consolidated income statement. Interest earned on holding available-for-sale debt securities are included under “Interest income” using the effective interest rate in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income” when the right of the payment has been established. These are included under noncurrent assets unless we intend to dispose of the investment within 12 months of the end of the reporting period.

Financial Liabilities

Initial recognition

Financial liabilities are classified as financial liabilities at fair value through profit or loss, other financial liabilities, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value and in the case of other financial liabilities, inclusive of directly attributable transaction costs.

Our financial liabilities include trade and other payables, other financial liabilities, customers’ deposits and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held-for-trading and financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of repurchasing in the near term. Derivative liabilities, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Financial liabilities at fair value through profit and loss are carried in our consolidated statement of financial position at fair value with gains or losses recognized in our consolidated income statement under “Gains or losses on derivative financial instrument – net” for derivative instruments and “Other income or expense” for non-derivative financial liabilities.

Financial liabilities may be designated at initial recognition as at fair value through profit or loss if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on a different bases;
(ii) the liabilities are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain one or more embedded derivatives that would need to be separately recorded.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method, or EIR.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are integral part of the EIR. The EIR amortization is included under “Finance costs” in our consolidated income statement.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in our consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices at the close of business on the end of the reporting period. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

Amortized cost of financial instruments

Amortized cost is computed using the effective interest rate method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of effective interest rate.

Day 1 profit or loss

Where the transaction price in a non-active market is different from the fair value from other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, we recognize the difference between the transaction price and fair value (a Day 1 profit or loss) in our consolidated income statement unless it qualifies for recognition as some other type of asset or liability. In cases where data used are not observable, the difference between the transaction price and model value is only recognized in our consolidated income statement when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the Day 1 profit or loss amount.

Impairment of Financial Assets

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized under “Asset impairment” in our consolidated income statement. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in our consolidated income statement, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date. If a future write-off is later recovered, the recovery is recognized in profit or loss.

Available-for-sale financial assets

For available-for-sale financial assets, we assess at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale financial assets, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income account and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income account is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized directly in other comprehensive income account.

In the case of debt instruments classified as available-for-sale financial assets, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” in our consolidated income statement. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) we have transferred its rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred its rights to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

Derivative Financial Instruments and Hedging

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps, to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the year that do not qualify for hedge accounting are taken directly to the “Gains or losses on derivative financial instruments” in our consolidated income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options and interest rate swap contracts is determined using applicable valuation techniques. See Note 28 – Financial Assets and Liabilities.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign-currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is neither attributable to a particular risk associated with a recognized financial asset or liability or a highly probable forecast transaction or the foreign-currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statement.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in our consolidated income statement. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statement.

The fair value for financial instruments traded in active markets at the end of the reporting period is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, options pricing models, and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as financial asset or liability with a corresponding gain or loss recognized in our consolidated income statement. The changes in the fair value of the hedging instrument are also recognized in our consolidated income statement.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in our statement of comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement.

Amounts taken to other comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses relating to the ineffective portion are recognized in our consolidated income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized in other comprehensive income is transferred to our consolidated income statement.

Convertible Preferred Stock

Philippine peso-denominated

The component of our convertible preferred stock that exhibits characteristics of a liability is recognized as a liability in our consolidated statement of financial position, net of transaction costs. The corresponding dividends on those shares are charged as part of interest expense account under “Financing costs” in our consolidated income statement. On issuance of our convertible preferred stock, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a long-term liability measured at amortized cost (net of transaction costs) basis until extinguished through conversion or redemption.

The remainder of the proceeds is allocated to the conversion option that is recognized and included in the equity section of our consolidated statement of financial position, net of transaction costs. The carrying amount of the conversion option is not remeasured subsequent to initial recognition.

Transaction costs are apportioned between the liability and equity components of the convertible preferred stock based on the allocation of proceeds to the liability and equity components when the instruments are first recognized.

Foreign currency-denominated

We treat the Series VI Convertible Preferred Stock as debt instruments with foreign currency-denominated embedded call options. The fair value of embedded call options as of issuance date was bifurcated and thereafter accounted for separately at fair value through profit or loss. The residual amount was assigned as a liability component and accreted to the redemption amount up to the call option date using the effective interest rate method.

Property, Plant and Equipment

Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Cost includes the cost of replacing part of the property, plant and equipment when the cost is incurred, if the recognition criteria are met. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in our consolidated income statement as incurred. The present value of the expected cost of the decommissioning of the asset after our use is included in the cost of the respective assets if the recognition criteria for a provision are met. Land is stated at cost less any impairment in value.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognized.

Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property, plant and equipment is disclosed in Note 9 – Property, Plant and Equipment.

The asset’s residual value, estimated useful life and depreciation and amortization method are reviewed at least at each financial year-end to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities necessary to prepare the asset for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the asset is available for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects, to the extent that they are regarded as an adjustment to interest costs.

All other borrowing costs are expensed as incurred.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property, plant and equipment. The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the cost of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which have been determined based on the latest valuations performed by an independent firm of appraisers. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the year in which they arise. Where an entity is unable to determine the fair value of an investment properties under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time that fair value can be determined or construction is completed.

Investment properties are derecognized when they have been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If owner occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite useful life.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method of accounting and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in our consolidated income statement when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditures are charged against operations in the year in which the expenditures are incurred.

Research and Development Costs

Research costs are expensed as incurred. Development expenditure on an individual project is recognized as an intangible asset when we can demonstrate: (1) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (2) our intention to complete and our ability to use or sell the asset; (3) how the asset will generate future economic benefits; (4) the availability of resources to complete the asset; and (5) the ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.

Inventories and Supplies

Inventories and supplies, which include cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Cost incurred in bringing each items of inventories and supplies to its present location are accounted using the weighted average method. Net realizable value is determined by either estimating the selling price in the ordinary course of the business less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

Property, plant and equipment

We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multipliers, quoted share prices for publicly traded subsidiaries or other available fair value indicators. Impairment losses of continuing operations are recognized in our consolidated income statement.

For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increase cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in our consolidated income statement. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit, or group of cash-generating units, to which the goodwill relates. Where the recoverable amount of the cash-generating unit, or group of cash-generating units, is less than the carrying amount of the cash-generating unit, or group of cash-generating units, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset and its carrying amount and recognize the amount of impairment in our consolidated income statement. Impairment losses relating to intangible assets can be reversed in future periods.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statement.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from date of acquisition.

Trade and Other Receivables

Trade and other receivables, categorized as loans and receivables, are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment.

A provision for impairment of trade and other receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in our consolidated income statement.

When a trade and other receivable is uncollectible, it is written-off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written-off are recognized as income in our consolidated income statement.

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers, net of value-added tax, or VAT, and overseas communication tax, or OCT, where applicable. We provide wireless communication, fixed line communication, and ICT services. We provide such services to mobile, business, residential and payphone customers. Revenues represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or rendering of service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transactions. The value of components is determined using verifiable objective evidence. Under certain arrangements where the above criteria are met, but there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service, and such amount is determined to be recoverable. We do not provide our customers with the right to a refund. The following specific recognition criteria must also be met before revenue is recognized:

Service Revenues

Subscriptions

We provide telephone and data communication services under prepaid and postpaid payment arrangements. Installation and activation related fees and the corresponding costs, not exceeding the activation revenue, are deferred and recognized over the expected average periods of customer relationship for fixed line and cellular services. Postpaid service arrangements include subscription fees, typically fixed monthly fees, which are recognized over the subscription period on a pro-rata basis.

Air time, traffic and value-added services

Prepaid service revenues collected in advance are deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit, and network usage are recognized in the year the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided, net of amounts payable to other telecommunication carriers for calls terminating in their territories. Revenues related to products and value-added services are recognized upon delivery of the product or service.

Knowledge processing solutions and customers interactions solutions

Revenue is recognized when it is probable that the economic benefits associated with the transactions will flow to us and the amount of revenue can be measured reliably. Advance customer receipts that have not been recognized as revenue are recorded as advances from customers and presented as a liability in our consolidated statement of financial position. If the fee is not measurable, revenue is not recognized on those arrangements until the customer payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptance period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received.

Incentives

We record insignificant commission expenses based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction of revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Our wireless segment operates two loyalty points programmes, one for Smart Money cardholders and another for subscribers of Smart Gold, Smart Buddy and SmartBro subscribers. The loyalty programme for Smart Money allows cardholders, upon enrollment, to accumulate points when they use their card for purchases, Smart Load payments, and reloads for Smart’s prepaid cards and Smart Money. The points for the programme can then be redeemed for airtime or load wallet. On the other hand, the loyalty programme for Smart’s cellular and broadband subscribers allows postpaid subscribers to accumulate points for billed transactions and prepaid subscribers for reloads or top-ups. The points for the loyalty programme for the subscribers can then be redeemed, upon registration, for bill rebates, discounts on cellular phonekit purchases, on-network SMS or internet surf time. Redemption for both programmes are subject to a minimum number of points being obtained. Consideration received is allocated between the services sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined by applying statistical analysis. The fair value of the points issued are deferred and recognized as revenue when the points are redeemed.

Prior to the adoption of Philippine Interpretation IFRIC 13, we accounted for reward credits granted to customers in conjunction with the sale of the products and services by recognizing the estimated cost of providing free or discounted goods or services to customers that are expected to redeem accumulated award credits.

Non-service Revenues

Handset and equipment sales

Sale of cellular handsets and communication equipment are recognized upon delivery to the customer.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the effective interest rate. The majority of interest income represents interest earned from cash and cash equivalents, short-term investments and investment in debt securities.

Provisions

We recognize provision when we have present obligation, legal or constructive, as a result of past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

We have separate and distinct retirement plans for PLDT and majority of our Philippine-based operating subsidiaries, administered by respective Fund’s Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits vest immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds), less past service cost and actuarial gains and losses not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets that are held by a long-term employee benefit fund and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, it is the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service cost and actuarial gains and losses not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Defined contribution plans

Smart and I-Contacts record expenses for defined contribution plans for their contribution when the employee renders service to Smart and I-Contacts, respectively, essentially coinciding with their cash contributions to the plans.

Share-Based Payment Transactions

Certain of our employees (including advisors) receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over             shares (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the stock options at the date at which they are granted. Fair value is determined using an option-pricing model, further details of which are set forth in Note 25 – Share-based Payments and Employee Benefits. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of PLDT (“market conditions”).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, in our opinion, at that date, based on the best available estimate. The consolidated income statement credit or expense for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled awards are modified and the modification increases the fair value of the equity instruments granted, as measured immediately before and after the modification, the entity shall include the incremental fair value granted in the measurement of the amount recognized for services received as consideration for the equity instruments granted. The incremental fair value granted is the difference between the fair value of the modified equity instrument and that of the original equity instrument, both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant due date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.

Where an equity-settled award is cancelled with payment, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the counterparty are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were modifications of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share. See Note 8 – Earnings Per Common Share.

Cash-settled transactions

Our Long-Term Incentive Plan, or LTIP, grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from our eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in our consolidated income statement for the year.

Leases

The determination of whether an arrangement contains a lease is based on the substance of the arrangement at the inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

A lease is classified as a finance lease if it transfers substantially all the risk and rewards incidental to ownership. All other leases are classified as operating leases. Operating lease payments are recognized as an expense in our consolidated income statement on a straight line basis over the lease term.

A finance lease gives rise to a depreciation expense for the asset, as well as an interest expense for each year. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is possible that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward benefit of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefit of unused tax credits and unused tax losses can be utilized except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are not provided on non-taxable temporary differences associated with investments in subsidiaries and associates. With respect to investments in other subsidiaries and associates, deferred income tax liabilities are recognized except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in other comprehensive income account is included in the statement of comprehensive income and not in our consolidated income statement.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset deferred income tax assets against deferred income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but are disclosed in the notes to the consolidated financial statements when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post year-end events that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in the consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the consolidated financial statements when material.

Equity

Preferred and common stock is measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value.

Stock options issued represent the cumulative compensation expense recognized from our equity-settled share based payment plan, net of cumulative compensation expense related to exercised and expired stock options. Where exercise of stock option is made or stock options expire, the portion attributable to such exercised and expired stock options are transferred to capital in excess of par value.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of             shares is recognized as capital in excess of par value.

Change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction and presented as part of capital in excess of par value.

Retained earnings represent our accumulated earnings net of dividends declared.
Other comprehensive income comprise items of income and expense, including reclassification adjustments, that are not recognized in profit or loss as required or permitted by other PFRS.

Non-controlling interests represent the equity interests in MKTC, DGCI, BOW, Piltel, Level Up!, Mabuhay Satellite, 3rd Brand, Maratel, BCC, Digital Paradise, DigiPar Thailand, netGames, BayanTrade and Infocom not held by the PLDT Group.

New Accounting Standards, Interpretations and Amendments to Existing Standards Effective Subsequent to December 31, 2009

We will adopt the revised standards, amendments and interpretations enumerated below when these become effective. Except as otherwise indicated, we do not expect the adoption of these revised standards, interpretations and amendments to PFRS to have a significant impact on our consolidated financial statements.

Effective 2010

Amendment to PFRS 2, Share-based Payment. The amendments clarify how an individual subsidiary in a group should account for share-based payment arrangements in its own financial statements. It further states that an entity that receives goods or services in a share-based payment arrangement must account for these goods or services no matter which entity in the group settles the transaction, and regardless of whether the transaction is equity-settled or cash-settled.

PFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations. When a subsidiary is held for sale, all of its assets and liabilities will be classified as held-for-sale under PFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale.

Amendment to PAS 39, Financial Instruments: Recognition and Measurement – Eligible Hedged Items. Amendments to PAS 39 will be effective for annual periods beginning on or after July 1, 2009, which addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item.

Philippine Interpretation IFRIC 17, Distributions of Non-Cash Assets to Owners. This interpretation provides guidance on non-reciprocal distribution of assets by an entity to its owners acting in their capacity as owners, including distributions of non-cash assets and those giving the shareholders a choice of receiving non-cash assets or cash, provided that: (a) all owners of the same class of equity instruments are treated equally; and (b) the non-cash assets distributed are not ultimately controlled by the same party or parties both before and after the distribution, and as such, excluding transactions under common control. This interpretation is applied prospectively and is applicable for annual periods beginning on or after July 1, 2009 with early application permitted.

Improvements to PFRSs

The Financial Reporting Standards Council approved in its meeting in May 2009 the adoption of Improvements to International Financial Reporting Standards issued by IASB in April 2009. There are separate transitional provisions for each standard which are all effective beginning January 1, 2010.

•	PFRS 2, Share-based Payment. The amendment clarifies that the contribution of a business on formation of a joint venture and combinations under common control are not within the scope of PFRS 2 even though they are out of scope of Revised PFRS 3.

•	PFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations. The amendment clarifies that the disclosures required in respect of noncurrent assets or disposal groups classified as held for sale or discontinued operations are only those set out in PFRS 5. The disclosure requirements of other PFRSs only apply if specifically required for such noncurrent assets or discontinued operations.

It also clarifies that the general requirements of PAS 1 still apply, particularly paragraphs 15 (to achieve fair presentation) and 125 (sources of estimation and uncertainty) of PAS 1.

•	PFRS 8, Operating Segments. The amendment clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker.

•	PAS 1, Presentation of Financial Statements. The terms of a liability that could result, at anytime, in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.

•	PAS 7, Statement of Cash Flows. The amendment explicitly states that only expenditure that results in a recognized asset can be classified as a cash flow from investing activities.

•	PAS 17, Leases. The amendment removes the specific guidance on classifying land as lease so that only the general guidance remains.

•	PAS 36, Impairment of Assets. The amendment clarifies that the largest unit permitted for allocating goodwill acquired in a business combination is the operating segment, as defined in PFRS 8, before aggregation for reporting purposes.

•	PAS 38, Intangible Assets. The amendment clarifies that if an intangible asset acquired in a business combination is identifiable only with another intangible asset, the acquirer may recognize the group of intangible assets as a single asset provided the individual assets have similar useful lives. It also clarifies that the valuation techniques presented for determining the fair value of intangible assets acquired in a business combination that are not traded in active markets are only examples and are not restrictive on the methods that can be used.

•	PAS 39, Financial Instruments: Recognition and Measurement. The amendment clarifies that a prepayment option is considered closely related to the host contract when the exercise price of a prepayment option reimburses the lender up to the approximate present value of lost interest for the remaining term of the host contract. The amendment also clarifies that the scope exemption for contracts between an acquirer and a vendor in a business combination to buy or sell an acquiree at a future date, applies only to binding forward contracts, and not derivative contracts where further actions by either party are still to be taken. It also clarifies that gains or losses on cash flow hedges of a forecast transaction that subsequently results in the recognition of a financial instrument or on cash flow hedges of recognized financial instruments should be reclassified in the year that the hedged forecast cash flows affect profit or loss.

•	Philippine Interpretation IFRIC 9, Reassessment of Embedded Derivatives. The improvement clarifies that it does not apply to possible reassessment, at the date of acquisition, to embedded derivatives in contracts acquired in a combination between entities or businesses under common control or the formation of a joint venture.

•	Philippine Interpretation IFRIC 16, Hedges of a Net Investment in a Foreign Operation. The improvement states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of PAS 39 that relate to a net investment hedge, are satisfied.

Effective 2012

Philippine Interpretation IFRIC 15, Agreement for Construction of Real Estate. This interpretation covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. This interpretation requires that revenue on construction of real estate be recognized only upon completion, except when such contract qualifies as construction contract to be accounted for under PAS 11, Construction Contracts, or involves rendering of services in which case revenue is recognized based on stage of completion. Contracts involving provision of services with the construction materials and where the risks and reward of ownership are transferred to the buyer on a continuous basis will also be accounted for based on stage of completion.

3.	Management’s Use of Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the reporting date. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in our consolidated financial statements.

Determination of functional currency

The functional currencies of the entities under PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional and presentation currency of the PLDT Group (except for SCH, SGP, 3rd Brand, BOW, SMHC, SMI, TSI, Mabuhay Satellite, PLDT Global, DigiPar Thailand, SPi and certain of its subsidiaries, certain subsidiaries of Chikka, and certain subsidiaries of BayanTrade in 2009 and 2008, except for BOW, certain subsidiaries of Chikka and certain subsidiaries of BayanTrade, which were acquired only in 2009) is the Philippine peso. On the other hand, the functional and presentation currency of SMHC, SMI, TSI, Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries, and certain subsidiaries of Chikka is the U.S. dollar; Thai baht for DigiPar Thailand; and Singapore dollar for SCH, SGP, 3rd Brand, BOW, and certain subsidiaries of BayanTrade.

Leases

As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on PAS 17 which requires us to make judgments and estimates of transfer of risk and rewards of ownership of the leased properties. Total lease expense arising from operating leases amounted to Php4,055 million, Php3,656 million and Php2,762 million for the years ended December 31, 2009, 2008 and 2007, respectively. Total finance lease obligations as at December 31, 2009 and 2008 amounted to Php64 million and Php70 million, respectively. See Note 20 – Interest-bearing Financial Liabilities, Note 26 – Contractual Obligations and Commercial Commitments and Note 28 – Financial Assets and Liabilities.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

Asset impairment

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash-generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the recoverable amount of property, plant and equipment, investments, intangible assets and other noncurrent assets, requires the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires us to make estimates and assumptions that can materially affect our consolidated financial statements. Future events could cause us to conclude that property, plant and equipment, investments, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under PFRS. Total impairment charges (including provision for doubtful account receivables and write-down of inventories and supplies) for the years ended December 31, 2009, 2008 and 2007 amounted to Php5,061 million, Php4,180 million and Php1,317 million, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses and Note 10 – Investments in Associates and Joint Ventures.

The carrying values of our property, plant and equipment, investments in associates and joint ventures, goodwill and intangible assets, trade and other receivables, inventories and supplies and prepayments are separately disclosed in Notes 9, 10, 14, 16, 17 and 18, respectively.

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed at least at each financial year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets.

The total depreciation and amortization of property, plant and equipment amounted to Php25,607 million, Php24,709 million and Php28,613 million for the years ended December 31, 2009, 2008 and 2007, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization, amounted to Php161,256 million and Php160,326 million as at December 31, 2009 and 2008, respectively. See Note 4 – Operating Segment Information and Note – 9 Property, Plant and Equipment.

Determining the fair value of investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value. Appraisal of investment properties are annually performed every December 31.

Net gains from fair value adjustments in our investment properties for the years ended December 31, 2009, 2008 and 2007 amounted to Php352 million, Php59 million and Php3 million, respectively. Total carrying values of our investment properties as at December 31, 2009 and 2008 amounted to Php1,210 million and Php617 million, respectively. See Note 12 – Investment Properties.

Goodwill and intangible assets

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method starting January 1, 2009 and purchase method for prior year acquisitions, which require extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in our consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.

Intangible assets acquired from business combination with finite lives are amortized over the useful economic life using the straight-line method of accounting. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets amounted to Php368 million, Php377 million and Php390 million for the years ended December 31, 2009, 2008 and 2007, respectively. Total carrying values of goodwill and intangible assets as at December 31, 2009 and 2008 amounted to Php13,024 million and Php10,450 million, respectively. See Note 13 – Business Combinations and Acquisition of Non-Controlling Interests and Note 14 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets and liabilities

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduced these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or OSD, and assess the future tax consequences for the recognition of deferred income tax assets and deferred income tax liabilities. Based on Smart and some of its subsidiaries’ projected gross margin, they expect to use the OSD method in the foreseeable future.

Based on the above assessment, our unrecognized consolidated deferred income tax assets due to insufficient taxable income as at December 31, 2009 and 2008 amounted to Php1,236 million and Php545 million, respectively. In addition, our unrecognized deferred income tax assets and liabilities for items which would not result to future tax consequences when using the OSD method amounted to Php4,280 million and Php984 million, respectively. Total consolidated provision for deferred income tax amounted to Php656 million, Php2,835 million and Php6,506 million for the years ended December 31, 2009, 2008 and 2007, respectively. Total consolidated net deferred income tax assets as at December 31, 2009 and 2008 amounted to Php7,721 million and Php9,605 million, respectively, while total consolidated net deferred income tax liabilities as at December 31, 2009 and 2008 amounted to Php1,321 million and Php1,288 million, respectively. See Note 4 – Operating Segment Information and Note 7 – Income Tax.

Estimating allowance for doubtful accounts

If we assessed that there is an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are reevaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total asset impairment provision for trade and other receivables recognized in our consolidated income statements amounted to Php2,335 million, Php1,079 million and Php417 million for the years ended December 31, 2009, 2008 and 2007, respectively. Trade and other receivables, net of asset impairment, amounted to Php14,729 million and Php15,909 million as at December 31, 2009 and 2008, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses, Note 16 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

Estimating net realizable value of inventories and supplies

We write down the cost of inventories whenever the net realizable value of inventories becomes lower than cost due to damage, physical deterioration, obsolescence, change in price levels or other causes. The lower of cost and net realizable value of inventories is reviewed on a periodic basis. Inventory items identified to be obsolete and unusable are written-off and charged as expense in our consolidated income statement.

Total write-down of inventories and supplies recognized for the years ended December 31, 2009, 2008 and 2007 amounted to Php389 million, Php242 million and Php243 million, respectively. The carrying values of inventories and supplies amounted to Php2,165 million and Php2,069 million as at December 31, 2009 and 2008, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses and Note 17 – Inventories and Supplies.

Estimation of pension benefit costs and retirement benefits

The cost of defined benefit plans and present value of the pension obligation are determined using projected unit credit method. Actuarial valuation includes making variance assumptions which consists, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. See Note 25 – Share-based Payments and Employee Benefits. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed at each reporting date.

Total consolidated pension benefit costs amounted to Php1,306 million, Php725 million and Php1,773 million for the years ended December 31, 2009, 2008 and 2007, respectively. Unrecognized net actuarial loss as at December 31, 2009 and 2008 amounted to Php2,474 million and Php1,126 million, respectively. As at December 31, 2009, the prepaid benefit costs amounted to Php5,414 million. As at December 31, 2009 and 2008, the accrued benefit costs amounted to Php359 million and Php2,623 million, respectively. See Note 5 – Income and Expenses, Note 18 – Prepayments and Note 25 – Share-based Payments and Employee Benefits.

Share-based payment transactions

Our LTIP grants SARs to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in our consolidated statements of income. The estimates and assumptions are described in
Note 25 – Share-based Payments and Employee Benefits and include, among other things, annual stock volatility, risk-free interest rate, dividends yield, the remaining life of options, and the fair value of common stock. While management believes that the estimates and assumptions used are reasonable and appropriate, significant differences in our actual experience or significant changes in the estimates and assumptions may materially affect the stock compensation costs charged to operations. The fair value of the LTIP recognized as expense for the years ended December 31, 2009, 2008 and 2007 amounted to Php1,833 million, Php1,281 million and Php1,448 million, respectively. As at December 31, 2009 and 2008, outstanding LTIP liability amounted to Php4,582 million and Php2,749 million, respectively. See Note 5 – Income and Expenses, Note 23 – Accrued Expenses and Other Current Liabilities and Note 25 – Share-based Payments and Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,204 million and Php1,100 million as at December 31, 2009 and 2008, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed based upon our analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our consolidated financial statements. It is possible, however, that future financial performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 27 – Provisions and Contingencies.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that use of such estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our fixed line and wireless business are split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The fair value of components is determined using verifiable objective evidence.

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and such amount is determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn-rate analysis.

Determination of fair values of financial assets and liabilities

Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Total fair values of financial assets and liabilities as at December 31, 2009 amounted to Php58,225 million and Php164,998 million, respectively, while the total fair values of financial assets and liabilities as at December 31, 2008 amounted to Php59,463 million and Php119,717 million, respectively. See Note 28 – Financial Assets and Liabilities.

4.	Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group), which operating results are regularly reviewed by the chief operating decision maker to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services and have three reportable operating segments as follows:

•	Wireless – wireless telecommunications services provided through our cellular service providers namely, Smart, Piltel (on August 17, 2009, Smart acquired the cellular business of Piltel) and CURE; SBI, BOW, Airborne Access and PDSI, our wireless broadband service providers; Wolfpac and Chikka Group, our wireless content operators; and Mabuhay Satellite and ACeS Philippines, our satellite operators;

•	Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries ClarkTel, SubicTel, Philcom, Maratel, SBI, PDSI, BCC and PLDT Global, all of which together account for approximately 4% of our consolidated fixed line subscribers; and

•	ICT – information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT and BayanTrade Group; knowledge processing solutions provided by the SPi Group; customer interaction solutions provided under the umbrella brand name ePLDT Ventus, including Ventus, Parlance and Vocativ; and internet access and online gaming services provided by Infocom, Digital Paradise, netGames and Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 10 – Investments in Associates and Joint Ventures.

The chief operating decision maker and management monitors the operating results of each business unit separately for purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income for the year; earnings before interest, taxes and depreciation and amortization, or EBITDA; EBITDA margin; and core income. Net income for the year is measured consistent with consolidated net income in the consolidated financial statements.

EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other nonrecurring gains (losses) – net.

EBITDA margin pertains to EBITDA divided by service revenues.

Core income for the year is measured as net income attributable to equity holders of PLDT excluding core income adjustment on equity in net earnings (losses) of associates and joint ventures, foreign exchange (gains) losses – net, gains (losses) on derivative financial instruments – net excluding hedge cost, asset impairment on noncurrent assets, net of tax effect of aforementioned adjustments and other nonrecurring gains (losses) – net.

Transfer prices between operating segments are on an arm’s length basis similar to transactions with third parties. Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated upon full consolidation.

The segment revenues, net income for the year, assets, liabilities, and other segment information of our reportable operating segments as at and for the years ended December 31, 2009, 2008 and 2007 are as follows:

				Inter-segment
	Wireless	Fixed Line	ICT	Transactions	Total
	(in million pesos)
As at and for the year ended December 31, 2009 (Unaudited)
Revenues
External customer:	96,560	41,318	10,115	–	147,993
Service revenues	94,865	41,085	9,697	–	145,647
Non-service revenues (Note 5)	1,695	233	418	–	2,346
Inter-segment transactions:	964	10,055	1,434	(12,453)	–
Service revenues	964	10,055	1,234	(12,253)	–
Non-service revenues	–	–	200	(200)	–

Total revenues	97,524	51,373	11,549	(12,453)	147,993

Results
Depreciation and amortization (Notes 3 and 9)	13,237	11,619	751	–	25,607
Asset impairment (Notes 3, 5, 9, 10, 14, 16, 17, 18, 26 and 28)	2,026	2,901	134	–	5,061
Interest income (Note 5)	1,139	402	28	(30)	1,539
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(68)	(98)	168	–	2
Financing costs – net (Notes 5, 9, 20 and 28)	2,619	3,796	171	(30)	6,556
Provision for (benefit from) income tax (Notes 3 and 7)	12,514	2,258	(28)	–	14,744
Net income for the year / Segment profit for the year	33,727	5,864	504	–	40,095
EBITDA for the year	59,411	25,215	1,330	238	86,194
EBITDA margin for the year	62%	49%	12%	–	59%
Core income for the year	33,026	7,502	613	(3)	41,138

Assets and liabilities
Operating assets	107,880	206,385	16,297	(80,368)	250,194
Investments in associates and joint ventures (Notes 3, 5, 10 and 28)	21,440	–	793	–	22,233
Deferred income tax assets – net (Notes 3, 7 and 28)	187	7,346	188	–	7,721
Total assets	129,507	213,731	17,278	(80,368)	280,148

Operating liabilities	96,194	111,294	4,574	(32,360)	179,702
Deferred income tax liabilities (Notes 3, 7 and 28)	640	21	328	332	1,321

Total liabilities	96,834	111,315	4,902	(32,028)	181,023

Other segment information
Capital expenditures	16,281	11,059	729	–	28,069
As at and for the year ended December 31, 2008 (Audited)
Revenues
External customer:	95,110	40,736	9,736	–	145,582
Service revenues	93,106	40,316	9,451	–	142,873
Non-service revenues (Note 5)	2,004	420	285	–	2,709
Inter-segment transactions:	487	8,950	1,247	(10,684)	–
Service revenues	487	8,950	966	(10,403)	–
Non-service revenues	–	–	281	(281)	–
Total revenues	95,597	49,686	10,983	(10,684)	145,582

Results
Depreciation and amortization (Notes 3 and 9)	11,975	11,901	833	–	24,709
Asset impairment (Notes 3, 5, 9, 10, 14, 16, 17 and 28)	1,006	888	2,286	–	4,180
Provisions (Notes 3, 26 and 27)	897	1	–	–	898
Interest income (Note 5)	1,197	448	22	1	1,668
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(119)	(74)	17	–	(176)
Financing costs – net (Notes 5, 9, 20 and 28)	2,029	3,903	172	–	6,104
Provision for (benefit from) income tax (Notes 3 and 7)	16,035	3,257	(99)	–	19,193
Net income (loss) for the year / Segment profit (loss) for the year	29,333	8,220	(2,186)	(69)	35,298
EBITDA for the year	60,712	25,854	1,056	119	87,741
EBITDA margin for the year	65%	52%	10%	–	61%
Core income for the year	30,080	7,925	138	(64)	38,079

Assets and liabilities
Operating assets	112,162	189,377	15,963	(75,723)	241,779
Investments in associates and joint ventures (Notes 3, 5, 10 and 28)	531	–	643	–	1,174
Deferred income tax assets – net (Notes 3, 7 and 28)	251	9,131	223	–	9,605
Total assets	112,944	198,508	16,829	(75,723)	252,558

Operating liabilities	67,656	89,636	4,222	(17,213)	144,301
Deferred income tax liabilities (Notes 3, 7 and 28)	911	–	377	–	1,288

Total liabilities	68,567	89,636	4,599	(17,213)	145,589

Other segment information
Capital expenditures	16,728	7,651	824	–	25,203

As at and for the year ended December 31, 2007 (Audited)
Revenues
External customer:	88,121	40,117	9,720	–	137,958
Service revenues	86,067	39,836	9,575	–	135,478
Non-service revenues (Note 5)	2,054	281	145	–	2,480
Inter-segment transactions:	432	8,715	602	(9,749)	–
Service revenues	432	8,715	480	(9,627)	–
Non-service revenues	–	–	122	(122)	–

Total revenues	88,553	48,832	10,322	(9,749)	137,958

Results
Depreciation and amortization (Notes 3 and 9)	12,202	15,477	934	–	28,613
Asset impairment (Notes 3, 5, 9, 10, 14, 16, 17 and 28)	563	43	711	–	1,317
Provisions (Notes 3, 26 and 27)	–	666	–	–	666
Interest income (Note 5)	1,186	296	21	–	1,503
Equity share in net losses of associates and joint ventures (Note 10)	–	–	(11)	–	(11)
Financing costs – net (Notes 5, 9, 20 and 28)	2,299	4,657	132	–	7,088
Provision for (benefit from) income tax (Notes 3 and 7)	15,001	2,395	(117)	–	17,279
Net income (loss) for the year / Segment profit (loss) for the year	30,730	5,273	(94)	69	35,978
EBITDA for the year	55,514	26,418	1,140	90	83,162
EBITDA margin for the year	64%	54%	11%	–	61%
Core income for the year	28,732	5,708	687	24	35,151

Assets and liabilities
Operating assets	89,984	180,529	17,663	(63,126)	225,050
Investments in associates and joint ventures (Notes 3, 5, 10 and 28)	724	–	627	–	1,351
Deferred income tax assets – net (Notes 3, 7 and 28)	1,640	12,040	77	–	13,757

Total assets	92,348	192,569	18,367	(63,126)	240,158

Operating liabilities	50,573	78,323	5,697	(9,101)	125,492
Deferred income tax liabilities (Notes 3, 7 and 28)	1,660	–	495	–	2,155

Total liabilities	52,233	78,323	6,192	(9,101)	127,647

Other segment information
Capital expenditures	14,259	9,886	679	–	24,824

The following table shows the reconciliation of our consolidated EBITDA to consolidated net income for the years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007
	(Unaudited)	(Audited)
	(in million pesos)
Consolidated EBITDA	86,194	87,741	83,162
Amortization of intangible assets (Note 14)	(368)	(377)	(390)
Depreciation and amortization (Notes 3 and 9)	(25,607)	(24,709)	(28,613)
Asset impairment:
Goodwill and intangible assets (Notes 5 and 14)	(379)	(2,450)	(1,244)
Property, plant and equipment (Notes 3, 5 and 9)	(634)	(104)	–
Investments in associates and joint ventures (Notes 3, 5 and 10)	–	(282)	–
Reversal of impairment in investment in debt securities (Notes 3 and 5)	–	–	616
Prepayments and others (Notes 3, 5, 18 and 26)	(1,324)	(23)	(29)

Consolidated operating profit for the year	57,882	59,796	53,502
Interest income (Note 5)	1,539	1,668	1,503
Foreign exchange gains (losses) – net (Notes 9 and 28)	909	(6,170)	2,976
Equity in net earnings (losses) of associates and joint ventures (Note 10)	2	(176)	(11)
Gains (losses) on derivative financial instruments – net (Note 28)	(1,006)	3,812	(1,044)
Financing costs – net (Notes 5, 9, 20 and 28)	(6,556)	(6,104)	(7,088)
Nonrecurring gains – net	2,069	1,665	3,419

Consolidated income before income tax	54,839	54,491	53,257
Provision for income tax (Notes 3 and 7)	14,744	19,193	17,279

Consolidated net income for the year	40,095	35,298	35,978

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007
	(Unaudited)	(Audited)
	(in million pesos)
Consolidated core income for the year	41,138	38,079	35,151
Foreign exchange gains (losses) – net (Notes 9 and 28)	908	(6,170)	2,976
Core income adjustment on equity share in net earnings of associates and joint ventures	(517)	–	–
Gains (losses) on derivative financial instruments – net, excluding hedge cost (Note 28)	(407)	4,631	81
Asset impairment on noncurrent assets	(1,948)	(2,486)	(657)
Other nonrecurring losses (Notes 3 and 9)	–	–	(734)
Net tax effect of aforementioned adjustments	607	581	(813)
Net income for the year attributable to equity holders of PLDT (Notes 6 and 8)	39,781	34,635	36,004
Net income (loss) for the year attributable to non-controlling interests	314	663	(26)

Consolidated net income for the year	40,095	35,298	35,978

The following are our revenues from external customer for each products and services for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
	(Unaudited)	(Audited)
	(in million pesos)
Wireless services
Service revenues:
Cellular	87,829	87,410	82,319
Wireless broadband, satellite and others	7,036	5,696	3,748

	94,865	93,106	86,067
Non-service revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	1,695	2,004	2,054

Total wireless revenues	96,560	95,110	88,121

Fixed line services
Services revenues:
Local exchange	15,530	15,794	16,068
International long distance	6,250	7,044	8,661
National long distance	6,239	6,143	6,277
Data and other network	12,585	10,864	8,470
Miscellaneous	481	471	360

	41,085	40,316	39,836
Non-service revenues:
Sale of computers	233	420	281

Total fixed line revenues	41,318	40,736	40,117

ICT
Service revenues:
Knowledge processing solutions	5,215	5,272	5,261
Customer interaction solutions	2,676	2,922	2,962
Internet and online gaming	1,079	945	902
Data center and others	727	312	450

	9,697	9,451	9,575
Non-service revenues:
Point-product-sales	418	285	145

Total ICT revenues	10,115	9,736	9,720

Total products and services from external customers	147,993	145,582	137,958

Disclosure of our geographical location of total segment revenues from external customers and total segment assets are no longer provided since majority of our consolidated revenues are derived from our operations within the Philippines.

We have no revenue from transactions with a single external customer accounting for 10% or more of our consolidated revenues from external customers.

5.	Income and Expenses

Non-service Revenues

	2009	2008	2007
	(Unaudited)	(Audited)
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	1,928	2,424	2,335
Point-product-sales	418	285	145

	2,346	2,709	2,480

Compensation and Employee Benefits

	2009	2008	2007
	(Unaudited)	(Audited)
	(in million pesos)
Salaries and other employee benefits	19,468	18,286	16,645
Incentive plans (Notes 3 and 25)	1,833	1,281	1,448
Pension benefit costs (Notes 3 and 25)	1,306	725	1,773
Manpower rightsizing program, or MRP	493	417	604

	23,100	20,709	20,470

Over the past years, PLDT has been implementing its MRP in line with its continuing effort to reduce the cost base of its fixed line business. The total MRP cost charged to operations for the years ended December 31, 2009, 2008 and 2007 amounted to Php493 million, Php417 million and Php604 million, respectively. The decision to implement the MRP was anchored on the challenges faced by the fixed line business as significant changes in technology, increasing competition, and shifting market preferences to cellular use have reshaped the future of the fixed line business. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales

	2009	2008	2007
	(Unaudited)	(Audited)
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	4,690	4,573	4,713
Cost of point-product-sales	584	511	254
Cost of satellite air time and terminal units (Notes 24 and 26)	158	168	160

	5,432	5,252	5,127

Asset Impairment

	2009	2008	2007
	(Unaudited)	(Audited)
	(in million pesos)
Trade and other receivables (Notes 3 and 16)	2,335	1,079	417
Property, plant and equipment (Notes 3 and 9)	634	104	–
Inventories and supplies (Notes 3 and 17)	389	242	243
Goodwill and intangible assets (Notes 3 and 14)	379	2,450	1,244
Investments in associates and joint ventures (Notes 3 and 10)	–	282	–
Reversal of impairment in investment in debt securities (Note 3)	–	–	(616)
Prepayments and others (Notes 3, 18 and 26)	1,324	23	29

(Note 4)	5,061	4,180	1,317

Interest Income

	2009	2008	2007
	(Unaudited)	(Audited)
	(in million pesos)
Interest income on other loans and receivables	1,406	1,545	1,270
Interest income on fair value through profit or loss	86	58	224
Interest income on assets held-to-maturity	47	65	9
(Note 4)	1,539	1,668	1,503

Financing Costs – net

	2009	2008	2007
	(Unaudited)	(Audited)
	(in million pesos)
Interest on loans and other related items (Notes 20 and 28)	6,008	5,861	6,256
Accretion on financial liabilities – net (Notes 20 and 28)	1,062	956	1,161
Financing charges	177	61	196
Capitalized interest (Note 9)	(691)	(778)	(542)
Dividends on preferred stock subject to mandatory redemption (Note 20)	–	4	17

(Note 4)	6,556	6,104	7,088

Interest expense for short-term borrowings for the years ended December 31, 2009 and 2008 amounted to Php29 million each, while interest expense for short-term borrowings for the year ended December 31, 2007 amounted to Php32 million.

6.	Other Comprehensive Income

The movements of other comprehensive income are as follows:

	Cash flow	Income tax related	Cash flow hedges net	Foreign currency	Available-for-sale
	hedges	to cash flow hedges	of tax	translation	financial assets	Total
	(in million pesos)
Balance at January 1, 2007	(2,513)	759	(1,754)	(44)	2	(1,796)
Other comprehensive income for the year	3,872	(1,219)	2,653	(1,782)	30	901

Balance as at December 31, 2007 (Audited)	1,359	(460)	899	(1,826)	32	(895)

Balance at January 1, 2008	1,359	(460)	899	(1,826)	32	(895)
Other comprehensive income for the year	(1,359)	460	(899)	1,425	(9)	517

Balance as at December 31, 2008 (Audited)	–	–	–	(401)	23	(378)

Balance at January 1, 2009	–	–	–	(401)	23	(378)
Other comprehensive income for the year	–	–	–	(642)	3	(639)

Balance as at December 31, 2009 (Unaudited)	–	–	–	(1,043)	26	(1,017)

7.	Income Tax

The net components of consolidated deferred income tax assets (liabilities) recognized in our consolidated statements of financial position.

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets	7,721	9,605
Net deferred income tax liabilities	(1,321)	(1,288)

The components of our consolidated net deferred income tax assets (liabilities) are as follows:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets:
Unearned revenues	3,412	4,389
Unamortized past service pension costs	2,974	959
Accumulated provision for doubtful accounts	2,708	3,005
Unrealized foreign exchange losses	1,291	2,088
Derivative financial instruments	825	540
Provision for impaired assets	767	533
Accumulated write-down of inventories to net realizable values	293	270
NOLCO	44	22
Asset impairment	24	–
MCIT	21	770
Capitalized taxes and duties – net of amortization	(246)	(306)
Capitalized foreign exchange differential – net of depreciation	(495)	(627)
Pension and other employee benefits	(891)	1,147
Undepreciated capitalized interest charges	(2,976)	(3,230)
Others	(30)	45

	7,721	9,605

Net deferred income tax liabilities:
Unearned revenues	1,047	898
Pension and other employee benefits	100	384
Fair value adjustment on fixed assets	(332)	–
Intangible assets and fair value adjustments on assets acquired – net of amortization	(478)	(616)
Undepreciated capitalized interest charges	(536)	(679)
Unrealized foreign exchange gains	(879)	(782)
Asset retirement obligation – net of undepreciated capitalized asset	–	329
Accumulated provision for doubtful accounts	–	223
Provision for impaired assets	–	210
Gain on debt exchange and debt restructuring transactions	–	(1,197)
Others	(243)	(58)

	(1,321)	(1,288)

Movements of deferred income tax assets (liabilities) are as follows:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets – balance at beginning of year	9,605	13,757
Net deferred income tax liabilities – balance at beginning of year	(1,288)	(2,155)

Net balance at beginning of year	8,317	11,602
Business combinations (Note 13)	(349)	(1)
Provision for deferred income tax	(656)	(2,835)
Excess MCIT deducted against RCIT due	(767)	(857)
Movement charged directly to equity	–	460
Others	(145)	(52)

Net balance at end of year	6,400	8,317

Net deferred income tax assets – balance at end of year	7,721	9,605
Net deferred income tax liabilities – balance at end of year	(1,321)	(1,288)

The analysis of net deferred income tax assets follows:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after more than 12 months	9,565	12,581
Deferred income tax assets to be recovered within 12 months	3,605	1,283

	13,170	13,864

Deferred income tax liabilities:
Deferred income tax liabilities to be recovered after more than 12 months	(4,793)	(3,660)
Deferred income tax liabilities to be recovered within 12 months	(656)	(599)

	(5,449)	(4,259)

Net deferred income tax assets	7,721	9,605

The analysis of net deferred income tax liabilities follows:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after more than 12 months	1,161	1,147
Deferred income tax assets to be recovered within 12 months	20	1,111

	1,181	2,258

Deferred income tax liabilities:
Deferred income tax liabilities to be recovered after more than 12 months	(2,289)	(2,163)
Deferred income tax liabilities to be recovered within 12 months	(213)	(1,383)

	(2,502)	(3,546)

Net deferred income tax liabilities	(1,321)	(1,288)

Provision for corporate income tax consists of:

	2009	2008	2007
	(Unaudited)	(Audited)
	(in million pesos)
Current	14,088	16,358	10,773
Deferred	656	2,835	6,506

	14,744	19,193	17,279

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for corporate income tax is as follows:

	2009	2008	2007
	(Unaudited)	(Audited)
	(in million pesos)
Provision for income tax at the applicable statutory tax rates	16,452	19,072	18,640
Tax effects of:
Net movement in unrecognized deferred income tax assets	3,979	(576)	823
Non-deductible expenses	201	724	333
Equity share in net losses (earnings) of associates and joint ventures	(1)	62	3
Loss (income) subject to lower tax rate	(443)	1,425	(1,591)
Income subject to final tax	(502)	(616)	(509)
Income not subject to income tax	(1,483)	(846)	(420)
Difference between OSD and itemized deductions	(3,310)	–	–
Others	(149)	(52)	–
Actual provision for corporate income tax	14,744	19,193	17,279

The RCIT rate for domestic corporations and resident/non-resident foreign corporations in the Philippines increased from 32% to 35% effective November 1, 2005 and was reduced to 30% effective January 1, 2009. The VAT rate increased from 10% to 12% effective February 1, 2006. The input VAT on the acquisition of capital goods for each month was spread evenly over the estimated useful life or sixty months, whichever is shorter, if the aggregate amount of the acquisition cost of capital goods for the month, excluding the VAT component thereof, exceeds Php1 million.

On December 18, 2008, the Bureau of Internal Revenue, or BIR, issued Revenue Regulation No. 16-2008 which implemented the provisions of Republic Act 9504, or R.A. 9504 on OSD. This regulation allowed both individual and corporate tax payers to use OSD in computing their taxable income. For corporations, they may elect a standard deduction in an amount equivalent to 40% of gross income, as provided by law, in lieu of the itemized allowed deductions.

In our 2008 consolidated financial statements, Smart and Piltel computed their income tax liability using the itemized deduction method based on conditions existing at that time of issuance of our consolidated financial statements. We made a continuous review of our income tax computation as interpretations of the OSD provisions became more definitive. When the 2008 income tax computation of Smart and Piltel using OSD method was completed in April 2009, we decided that Smart and Piltel should elect to use OSD on their filing of 2008 income tax return in April 2009. This change in estimate, which resulted in the reduction of our provision for income tax of Php1,033 million, was recognized in our consolidated income statement for the year ended December 31, 2009. Based on our review of projected gross margin and recognition and measurement of several deferred income tax assets and liabilities of Smart and Piltel, we assessed that a portion of previously recognized deferred income tax assets and deferred income tax liabilities would not result to any future tax consequence under the OSD method. Consequently, any deferred income tax assets and liabilities affected by the availment of the OSD were derecognized in our consolidated statement of financial position in 2009. The deferred income tax assets and liabilities as at December 31, 2009, which were not recognized because it will not have tax consequence under the OSD method, amounted to Php4,280 million and Php984 million, respectively.

For the year ended December 31, 2009, Smart, Piltel, Wolfpac and SHI opted to use OSD in computing their taxable income.

The breakdown of our deductible temporary differences, carry forward benefit of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of OSD) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2009 and 2008 are as follows:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
NOLCO	2,341	916
Accumulated provision for doubtful accounts	894	419
Accumulated write-down of inventories to net realizable values	261	112
Unearned revenues	188	61
Provisions for other assets	163	6
Fixed asset impairment	111	239
Unrealized foreign exchange losses	33	60
Pension	44	–
MCIT	19	1
Financial instruments	19	–
Operating lease	3	–
	4,076	1,814

Consolidated unrecognized deferred income tax assets (Note 3)	1,236	545

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets related to the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carry forward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2009 is as follows:

Year Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2007	December 31, 2010	2	652
December 31, 2008	December 31, 2011	11	639
December 31, 2009	December 31, 2012	27	1,196

		40	2,487

Consolidated tax benefits		40	746
Consolidated unrecognized deferred income tax assets		(19)	(702)

Consolidated recognized deferred income tax assets		21	44

The excess MCIT totaling Php40 million can be deducted against future RCIT due. The excess MCIT that was deducted against RCIT due for the years ended December 31, 2009, 2008 and 2007 amounted to Php767 million, Php857 million and Php8 million, respectively. The amount of expired portion of excess MCIT for the year ended December 31, 2009 amounted to Php3 million and Php2 million each for the years ended December 31, 2008 and 2007.

NOLCO totaling Php2,487 million as at December 31, 2009 can be claimed as deduction against future taxable income. The NOLCO that was claimed as deduction against taxable income for the years ended December 31, 2009, 2008 and 2007 amounted to Php56 million, Php17,710 million and Php1,277 million, respectively. The amount of expired portion of NOLCO for the years ended December 31, 2009, 2008 and 2007 amounted to Php462 million, Php140 million and Php164 million, respectively.

Registration with Subic Bay Freeport and Clark Special Economic Zone

Mabuhay Satellite and SubicTel are registered as Subic Bay Freeport Enterprises, while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, Mabuhay Satellite, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Registration with Philippine Economic Zone Authority, or PEZA

Vocativ and SPi are registered with PEZA. Vocativ is registered as an ecozone export enterprise to develop and operate a customer interaction solutions that serves overseas clients by providing customer relationship management services. On the other hand, SPi is registered as an ecozone information technology enterprise to provide IT enabled services with emphasis on the creation of electronic discovery, presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and implementation of healthcare documentation solutions. As registered PEZA enterprises, Vocativ and SPi are entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and is liable for a final tax, in lieu of all taxes, of 5% gross income less allowable deductions as defined under R.A. 7916. The 5% final tax must be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the Treasurer’s Office of the Municipality or City where the enterprise is located.

SHI was registered with the PEZA as an Ecozone information technology enterprise on a non-pioneer status last July 31, 2009. Under the terms of registration, SHI is entitled to certain tax and non-tax incentives which include, among other things, an income tax holiday, or ITH, for four years starting June 2009.

Registration with the Board of Investments, or BOI

On January 3, 2007, the BOI approved ePLDT’s application for pioneer status for its new data center facility as a new IT service firm in the field of services related to Internet Data Center. ePLDT was granted a six-year ITH for its new data center facility from the earlier of January 2007 and the actual start of commercial operations. ePLDT started commercial operations of its new data center facility in February 2007.

Parlance is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Parlance is entitled to certain tax and non-tax incentives, including an ITH for six years starting in June 2002. Parlance is required to comply with the specific terms and conditions stated in its BOI registration. In 2008, Parlance secured a one year ITH extension for the period from June 1, 2008 to May 31, 2009. On June 17, 2009, BOI granted another year of ITH extension for the period from June 1, 2009 to May 31, 2010.

The two customer interaction projects of Ventus are registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under their respective registration, these projects are entitled to certain tax incentives, such as ITH for six years starting March 2005 and August 2006 for Ventus Iloilo and Ventus Pasig customer interaction projects, respectively. In relation to this, they are required to comply with specific terms and conditions stated in their BOI registration.

Level Up! was originally registered with the BOI as a new IT service firm in the field of application service provider on a non-pioneer status. Under such registration, Level Up! is entitled to certain tax incentives, which includes a four-year ITH from January 2003 and a tax credit for taxes on duties on materials used in export products for ten years starting January 2003. In April 2004, the BOI approved Level Up!’s request for upgrading its status from non-pioneer to pioneer in connection with its IT service activity in the field of application service provider for entertainment and education project. Accordingly, the ITH period was extended from four years to six years and expired on January 2009. Level Up! is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.

Wolfpac is registered with the BOI as a new IT service firm in the field of an application service provider on a non-pioneer status. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting February 2004. On November 29, 2007, the BOI approved Wolfpac’s application for a one year extension of ITH incentive on the basis that the capital equipment to labor ratio did not exceed US$10 thousand to one direct labor employee, as provided under Article 39 of Executive Order 226. The approved additional ITH is for the period from February 13, 2008 to February 12, 2009. Wolfpac is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.

SBI is registered with the BOI on a pioneer status, namely: (i) a new operator of telecommunications systems (inter-exchange carrier for data services); (ii) new information technology service firm in the field of providing internet services; and (iii) a new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of registration, SBI is entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years. As at December 31, 2009, only the BOI registration for nationwide broadband wireless access continues to enjoy the ITH incentive which will expire in July 2011.

Consolidated income derived from non-registered activities with Economic Zone and BOI is subject to the RCIT rate enacted as at the end of the reporting period.

Consolidated tax incentives that were availed from registration with Economic Zone and BOI for the years ended December 31, 2009, 2008 and 2007 amounted to Php1,241 million, Php1,763 million and Php766 million, respectively.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the earnings per common share, or EPS:

	2009		2008		2007
	(Unaudited)		(Audited)		(Audited)
	Basic	Diluted	Basic	Diluted	Basic	Diluted

	(in million pesos)
Consolidated net income for the year attributable to equity holders of PLDT (Note 4)	39,781	39,781	34,635	34,635	36,004	36,004
Dividends on preferred shares	(457)	(457)	(455)	(455)	(457)	(457)
Accretion of preferred stock subject to mandatory redemption	–	–	–	–	–	131
Dividends on dilutive preferred stock subject to mandatory redemption charged to interest expense for the year	–	–	–	–	–	17
Foreign exchange gains on preferred stock subject to mandatory redemption (Notes 20 and 26)	–	–	–	–	–	(182)

Consolidated net income for the year attributable to common equity holders of PLDT	39,324	39,324	34,180	34,180	35,547	35,513

	(in thousands, except per share amounts)

Outstanding common shares at beginning of year	187,484	187,484	188,741	188,741	188,435	188,435
Effect of issuance of common shares during the year	15	15	542	542	221	221
Effect of purchase of treasury stock during the year	(583)	(583)	(1,120)	(1,120)	–	–
Average incremental number of shares under ESOP during the year	–	21	–	13	–	38
Common shares equivalent of convertible preferred shares deemed dilutive:
Preferred Stock Series VI (Notes 20 and 26)	–	–	–	–	–	680

Weighted average number of common shares for the year	186,916	186,937	188,163	188,176	188,656	189,374

Earnings per share for the year attributable to common equity holders of PLDT	Php210.38	Php210.36	Php 181.65	Php 181.64	Php 188.42	Php 187.53

Basic EPS is calculated by dividing our consolidated net income for the year attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares outstanding during the year.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the year exceeds the exercise price of the stock option.

When required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS, then such convertible preferred shares are deemed dilutive. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the year related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common share equivalent arising from the conversion of the dilutive convertible preferred             shares.

Series VI Convertible Preferred Stocks in 2007 were deemed dilutive based on a calculation of the required dividends on these preferred shares divided by the number of equivalent common             shares assuming such preferred shares are converted into common shares, including the effect of             shares under the ESOP and treasury shares, and compared against the basic EPS. Since the amount of dividends on the Series A to EE in 2009; Series A to EE, Series V Convertible Preferred Stock and Series VI Convertible Preferred Stock in 2008; and Series A to EE and Series V Convertible Preferred Stock in 2007 over its equivalent number of common shares increased the basic EPS, these Convertible Preferred Stock were deemed anti-dilutive.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. As at December 31, 2009 and 2008, we had acquired a total of 2.7 million shares and 2.0 million shares, respectively, representing approximately 1% of PLDT’s outstanding shares of common stock at a weighted average price of Php2,387 per share and Php2,521 per share, respectively, for a total consideration of Php6,405 million and Php4,973 million, respectively, in accordance with the share buyback program. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for the years ended December 31, 2009 and 2008. See Note 19 – Equity and Note 28 – Financial Assets and Liabilities for further discussion.

9.	Property, Plant and Equipment

This account consists of:

							Information
					Vehicles, furniture		origination and
	Cable and	Central office			and other network	Communications	termination	Land and	Property under
	wire facilities	equipment	Cellular facilities	Buildings	equipment	satellite	equipment	land improvements	construction	Total
	(in million pesos)
As at December 31, 2007
Cost	117,081	86,841	70,045	20,695	32,572	8,454	8,191	2,561	18,532	364,972
Accumulated depreciation and amortization	(54,023)	(64,286)	(38,175)	(7,323)	(27,723)	(7,349)	(6,407)	(272)	–	(205,558)

Net book value (Audited)	63,058	22,555	31,870	13,372	4,849	1,105	1,784	2,289	18,532	159,414

Year Ended December 31, 2008
Net book value at beginning of year	63,058	22,555	31,870	13,372	4,849	1,105	1,784	2,289	18,532	159,414
Additions	1,423	262	4,344	649	2,238	–	195	25	16,522	25,658
Disposals/Retirements	(52)	(58)	(108)	(104)	(77)	–	–	(59)	(32)	(490)
Translation differences charged directly to cumulative translation adjustments	–	280	–	(274)	118	338	–	–	–	462
Acquisition through business combination (Note 13)	22	–	50	14	29	–	–	–	–	115
Impairment losses recognized during the year (Notes 3, 4 and 5)	–	(19)	–	–	(85)	–	–	–	–	(104)
Reclassifications/Transfers	2,197	1,769	4,198	294	1,203	–	107	–	(9,788)	(20)
Depreciation and amortization (Notes 3 and 4)	(9,048)	(3,871)	(7,544)	(1,084)	(2,201)	(537)	(423)	(1)	–	(24,709)

Net book value at end of year (Note 3) (Audited)	57,600	20,918	32,810	12,867	6,074	906	1,663	2,254	25,234	160,326

As at December 31, 2008
Cost	115,980	83,562	76,229	21,040	34,816	9,581	8,251	2,527	25,234	377,220
Accumulated depreciation and amortization	(58,380)	(62,644)	(43,419)	(8,173)	(28,742)	(8,675)	(6,588)	(273)	–	(216,894)

Net book value (Note 3) (Audited)	57,600	20,918	32,810	12,867	6,074	906	1,663	2,254	25,234	160,326

Year Ended December 31, 2009
Net book value at beginning of year (Note 3)	57,600	20,918	32,810	12,867	6,074	906	1,663	2,254	25,234	160,326
Additions	1,834	513	4,040	316	1,970	149	225	67	19,091	28,205
Disposals/Retirements	(530)	(6)	(843)	(6)	(107)	(463)	(3)	(5)	(1,228)	(3,191)
Translation differences charged directly to cumulative translation adjustments	3	(2)	–	(10)	(13)	(47)	–	–	–	(69)
Acquisition through business combination (Note 13)	1,348	194	141	186	104	–	420	105	(10)	2,488
Impairment losses recognized during the year (Notes 3, 4 and 5)	–	–	(96)	(54)	(17)	–	(418)	(49)	–	(634)
Reclassifications/Transfers (Note 12)	6,949	2,776	8,404	326	386	–	110	(184)	(19,029)	(262)
Depreciation and amortization (Notes 3 and 4)	(8,793)	(3,381)	(9,013)	(1,151)	(2,176)	(545)	(542)	(6)	–	(25,607)

Net book value at end of year (Note 3) (Unaudited)	58,411	21,012	35,443	12,474	6,221	–	1,455	2,182	24,058	161,256

As at December 31, 2009
Cost	126,327	87,517	83,451	21,693	35,282	966	8,940	2,458	24,058	390,692
Accumulated depreciation and amortization	(67,916)	(66,505)	(48,008)	(9,219)	(29,061)	(966)	(7,485)	(276)	–	(229,436)

Net book value (Note 3) (Unaudited)	58,411	21,012	35,443	12,474	6,221	–	1,455	2,182	24,058	161,256

Substantially, all our telecommunications equipment are purchased from outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars. See Note 20 – Interest-bearing Financial Liabilities.

Interest and net foreign exchange losses capitalized to property, plant and equipment that qualified as borrowing costs for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
	(Unaudited)	(Audited)
	(in million pesos)
Interest (Note 5)	691	778	542
Foreign exchange losses (gains) – net	(119)	385	63

Interest average capitalization rates of 6%, 8% and 10% were used for the years ended December 31, 2009, 2008 and 2007, respectively.

As at December 31, 2009, 2008 and 2007, our undepreciated capitalized net foreign exchange losses which qualified as borrowing costs amounted to Php1,799 million, Php2,445 million and Php2,533 million, respectively.

The consolidated useful lives of our assets are estimated as follows:

Buildings	25 years
Cable and wire facilities	10 – 15 years
Central office equipment	10 – 20 years
Cellular facilities	3 – 10 years
Vehicles, furniture and other network equipment	3 – 5 years
Communications satellite	15 years
Information origination and termination equipment	3 – 15 years
Land and land improvements	10 years

Property, plant and equipment include the net carrying value of capitalized vehicles, furniture and other network equipment under financing leases amounting to Php24 million and Php51 million as at December 31, 2009 and 2008, respectively. See Note 20 – Interest-bearing Financial Liabilities.

SBI’s Acquisition of Cluster 3 Assets from Cruz Telephone Company, Inc., or Cruztelco

On February 7, 2008, SBI completed the acquisition of the Cluster 3 Local Exchange Carrier, or LEC, assets of Cruztelco, a local exchange operator offering fixed line services in key parts of Visayas, Mindanao and some parts of Luzon. The Cluster 3 LEC assets are located in Mindanao, specifically in the provinces of Surigao del Norte, Agusan del Norte, Agusan del Sur, Davao del Norte and Misamis Oriental. SBI and Cruztelco signed a Conditional Sale Agreement, or CSA, on September 6, 2007 whereby Cruztelco agreed to sell to SBI its Cluster 3 LEC assets at a price of Php371 million. The sale was approved by the NTC on January 21, 2008.

As defined in the CSA, the acquisition price of the Cluster 3 assets was allocated to equipment, land and buildings and improvements in the amounts of Php318 million, Php31 million and Php22 million, respectively.

On February 26, 2008, the Deed of Sale over land and buildings located in Cagayan De Oro City amounting to Php6 million and Php3 million, respectively, were rescinded as mutually agreed upon by SBI and Cruztelco. The allocation of the acquisition price of the Cluster 3 assets has been adjusted to reflect the rescission agreement.

Wholesale Transponder Lease Agreement between Mabuhay Satellite, ProtoStar Ltd., or ProtoStar, and ProtoStar III Ltd., or ProtoStar III

On September 16, 2008, Mabuhay Satellite entered into a wholesale transponder lease agreement with ProtoStar and ProtoStar III subject to fulfillment of certain closing conditions. In May 2009, Mabuhay Satellite formalized the consequential termination of wholesale transponder lease agreement due to non-fulfillment of certain closing conditions. See Note 18 – Prepayments and Note 26 – Contractual Obligations and Commercial Commitments.

Satellite Wholesale Lease and Purchase Agreement, or SWLPA, and Operations Management Agreement, or OMA, between Mabuhay Satellite and Asia Broadcast Satellite Holdings, Ltd.

On October 22, 2009, Mabuhay Satellite entered into SWLPA and OMA with Asia Broadcast Satellite Holdings, Ltd., or ABS, a Bermuda company engaged in the satellite business, involving the wholesale lease by ABS of the Agila 2 satellite from Mabuhay Satellite and, upon the satisfaction of various conditions precedent, the purchase by ABS of the business of Mabuhay Satellite.

Under the SWLPA, Mabuhay Satellite, in exchange for a total consideration of US$12.5 million, or Php580 million, will: (i) lease to ABS the Agila 2 satellite; (ii) assign the customer contracts to ABS; and (iii) transfer to ABS the Mabuhay Satellite’s ground control facilities, employees, leasehold rights, other assets and the Agila 2 satellite. The term of the lease is for a period starting from the effective date of SWLPA to the earlier of: (a) the end of life of Agila 2 satellite; or (b) the date when Mabuhay Satellite assigns, transfers and conveys to ABS all of its rights, title and interest in the Agila 2 satellite. As part of the wholesale lease, Mabuhay Satellite shall assign to ABS all its rights, title, interest, benefits and obligations in the customer contracts attached to all transponders that are covered by the SWLPA.

Under the OMA, after the closing of the agreement but prior to the transfer and conveyance of the ground control facilities to ABS pending the receipt of International Traffic in Arms Regulations approval, the parties agree that Mabuhay Satellite shall operate and manage the Agila 2 satellite, the transponders and the ground control facilities for and on behalf of ABS. Mabuhay Satellite shall provide the operations and management services for and in consideration of: (a) one-time payment by ABS to Mabuhay Satellite of the amount of US$500 thousand, or Php23 million; and (b) the reimbursement by ABS to Mabuhay Satellite of the amount equivalent to the actual expenses, costs, losses and liabilities incurred by Mabuhay Satellite in providing the services.

As at December 31, 2009, all significant closing conditions have been secured. On January 18, 2010, Mabuhay Satellite, ABS and Asia Broadcast Satellite, Ltd., formally executed a Conditions Precedent Waiver and First Closing Confirmation, confirming that the First Closing has deemed to have occurred effective December 31, 2009. First Closing means the date when the assignment of customer contracts to ABS becomes effective and the approval or confirmation of SWLPA by stockholders of Mabuhay Satellite representing at least 2/3 of its outstanding capital stock has been obtained. Following the confirmation of First Closing, the wholesale lease of transponders by Mabuhay Satellite to ABS was considered as a finance lease and the transaction was recognized as sale of satellite for a total consideration of US$9.9 million, or Php460 million, including the cost of customer contracts as at December 31, 2009.

Impairment of BOW’s Property and Equipment

In December 2009, impairment losses were recognized on BOW’s property and equipment in the amount of Php524 million. The impairment losses resulted from the annual impairment test done on the assets, comparing recoverable amount against the carrying value of the assets. The recoverable amount was determined based on value in use calculation using cash flow projections covering a five-year period from 2010 to 2014. The pre-tax discount rate applied to cash flow projections is 8.7% and cash flows beyond the five-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry. See Note 14 – Goodwill and Intangible Assets.

10.	Investments in Associates and Joint Ventures

This account consists of:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Carrying Value of Investments in Associates:
Manila Electric Company, or Meralco	21,420	–
Philweb Corporation, or Philweb	750	598
BOW	–	605
ACeS International Limited	–	–

	22,170	1,203

Carrying Value of Investments in Joint Ventures:
ePDS, Inc., or ePDS	43	45
PLDT Italy S.r.l., or PLDT Italy	20	(74)
Mabuhay Space Holdings Limited, or MSHL	–	–
	63	(29)

Total carrying value of investments in associates and joint ventures	22,233	1,174

Movements in the cost of investment are as follows:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of year	4,346	4,226
Additions during the year	21,555	1
Translation adjustments	(23)	119
Business combinations (Note 13)	(821)	–
Dissolution of MSHL	(887)	–
Balance at end of year	24,170	4,346

Movements in the accumulated impairment losses are as follows:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of year	2,903	2,782
Translation adjustments	(13)	(161)
Business combinations (Note 13)	(97)	–
Dissolution of MSHL	(887)	–
Impairment for the year (Notes 3, 4 and 5)	–	282
Balance at end of year	1,906	2,903

Movements in the accumulated equity share in net earnings (losses) of associates and joint ventures are as follows:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of year	(269)	(93)
Dividends	(357)	–
Equity share in net earnings (losses) of associates and joint ventures for the year (Note 4):	2	(176)
Meralco	398	–
Philweb	152	5
ePDS	21	12
BayanTrade	(5)	–
PLDT Italy	(98)	(74)
BOW	(466)	(119)
Translation adjustments	3	–
Business combinations (Note 13)	590	–
Balance at end of year	(31)	(269)

Investments in Associates

Piltel’s Acquisition of Shares in Manila Electric Company, or Meralco

Meralco is the largest electric power distribution company and the largest private sector utility in the Philippines. It is incorporated in the Philippines and is subject to the rate-making regulations and regulatory policies of the Philippine Energy Regulatory Commission. Its subsidiaries are mainly engaged in engineering, construction and consulting services, information systems and technology, real estate, insurance and other electricity-related services.

On March 12, 2009, First Philippine Holdings Corporation, or FPHC, First Philippine Utilities Corporation, or FPUC, and Lopez, Inc., (collectively, the Lopez Group) and PLDT entered into an investment and cooperation agreement pursuant to which: (a) PLDT agreed to acquire, through Piltel as its designated affiliate, 223 million shares in Meralco representing approximately 20% of Meralco’s outstanding shares of common stock, for a cash consideration of Php20.07 billion, or Php90 per share; and (b) PLDT and the Lopez Group agreed on certain governance matters, including the right of PLDT or its designee to nominate certain senior management officers and members of the board of directors and board committees of Meralco.

As part of the transaction, Piltel and FPUC also entered into an exchangeable note agreement pursuant to which Piltel purchased an exchangeable note dated April 20, 2009, issued by FPUC, with a face value of Php2 billion, exchangeable at Piltel’s option into approximately 22.2 million shares of common stock of Meralco, which form part of the 223 million shares or approximately 20% of Meralco’s voting common shares to be acquired by Piltel in this transaction. The exchange option was exercisable simultaneously with the acquisition of such             shares by Piltel. Piltel recognized a derivative asset of Php563 million on April 20, 2009, for the exchange option feature of the agreement. The residual amount of Php1,437 million was allocated as the value of the host contract of the exchangeable note. The derivative asset is subsequently carried at fair value through profit or loss while the host contract is carried at amortized cost using effective interest rate.

In the Annual Stockholder’s Meeting of Piltel held on June 30, 2009, its stockholders approved the acquisition by Piltel of 223 million shares in Meralco. On July 14, 2009, Piltel paid Php18.07 billion for the approximately 200.8 million shares and exercised the exchange option of the exchangeable note issued by FPUC, completing the acquisition of 223 million shares in Meralco. The market value of the exchange note, including the derivative option, was determined to be at Php3,286 million as at July 14, 2009, thus the investment in 223 million shares in Meralco is initially recorded at Php21,356 million. The total gain recognized from the exchangeable note amounted to Php1,286 million representing the mark-to-market gains of Php1,170 million from the derivative option and the amortization of the note’s discount of Php116 million. The acquisition of the shares was implemented through a special block sale/cross sale executed at the PSE.

Piltel engaged the services of an independent appraiser to determine the fair value of Meralco’s specific identifiable assets and liabilities and allocate the purchase price of Piltel’s investment in Meralco among the identified assets and liabilities based on fair value. Based on the final purchase price allocation, the difference of Php8,377 million between Piltel’s share on the total fair value of Meralco’s specific identifiable assets and liabilities and the total cost of Piltel’s investments was allocated as follows: (a) Php1,516 million for utility, plant and others; (b) Php320 million for investment properties; (c) Php36 million for investment in associates and joint ventures; (d) Php1,286 million for intangible assets particularly for franchise; (e) Php137 million for contingent liability; (f) Php1,295 million for deferred income tax liability; and (g) Php6,650 million for goodwill.

As at December 31, 2009, the carrying value of investment in Meralco amounted to Php21,420 million, which includes the share in net earnings of Meralco of Php498 million, amortization of intangible assets of Php41 million, depreciation of fair value adjustment on utility, plant and others of Php59 million and dividends received of Php334 million. As at December 31, 2009, the market value of Piltel’s investment in Meralco, based on quoted price of Php205 per share, amounted to Php45,715 million.

Investment of ePLDT in Philweb Corporation, or Philweb

In May 2006, ePLDT subscribed to newly issued common shares of Philweb, an internet-based online gaming company, equivalent to 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share or an aggregate amount of Php503 million. Of the total subscription price, Php428 million was paid by ePLDT on the closing date. A portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s Board of Directors. The remaining unpaid balance of Php50 million will be paid upon the lapse of certain post-closing price adjustment periods. The total unpaid subscription price of Php75 million was recorded as part of “Accrued expenses and other current liabilities” in our consolidated statement of financial position. See Note 23 – Accrued Expenses and Other Current Liabilities.

In October 2006, ePLDT acquired an additional 8,038 million shares of Philweb at a price of Php0.026 per share or an aggregate amount of Php209 million. This represents an additional 6.2% of the outstanding shares of Philweb, raising ePLDT’s total equity stake to 26.87%. As at December 31, 2009, ePLDT’s equity interest in Philweb is 26.4%.

Philweb is primarily engaged in internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. As at December 31, 2009, Philweb offers Internet Sports Betting in over 180 PAGCOR Internet Sports Betting Stations and over 150 Internet Casino Stations nationwide. As at December 31, 2009 and 2008, the market value of ePLDT’s investment in Philweb, based on quoted share price, amounted to Php6,134 million and Php928 million, respectively.

Investment of Smart in Blue Ocean Wireless, or BOW

As at December 31, 2008, Smart (through its subsidiary, SCH) had shareholdings of 381 thousand             shares representing 28.3% of the total issued and outstanding shares of BOW, a Dublin-based company delivering GSM communication capability for the merchant maritime sector. The total acquisition cost for Smart’s investment in BOW amounted to US$16 million, or Php724 million, of which US$13 million, or Php601 million, was paid in cash in August 2007 and US$3 million, or Php123 million, worth of equipment and services was delivered by Smart in accordance with the subscription agreement and was accepted by BOW in March 2008.

In July 2009, Smart (through its subsidiary, SCH) increased its shareholdings in BOW to approximately 1.2 million shares representing 51% of the total issued and outstanding shares of BOW from 381 thousand shares or 28.3%. The cost of additional investment in BOW amounted to US$6 million, or Php301 million, for 782 thousand shares, or US$8 per share, of which US$4 million, or Php182 million, was paid in cash and US$2 million, or Php119 million, was exchanged for receivables from BOW. Effective July 2009, BOW financials were included in the consolidation of Smart Group. See Note 2 – Summary of Significant Accounting Policies and Note 13 – Business Combinations and Acquisition of Non-Controlling Interests.

BOW provides GSM network at sea through Altobridge, a patented GSM technology that will complement Smart’s prepaid wireless satellite phone service, SmartLink.

Investment of ACeS Philippines in ACeS International Limited, or AIL

As at December 31, 2009, ACeS Philippines had a 36.99% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

Unrecognized share in net earnings of AIL amounted to Php29 million and Php27 million for the years ended December 31, 2009 and 2008, respectively, while unrecognized share in net losses amounted to and Php104 million for the year ended December 31, 2007. Share in net cumulative losses amounting to Php10,271 million and Php10,569 million as at December 31, 2009 and 2008, respectively, were not recognized as we do not have any legal or constructive obligation for such losses and have not made any payments on behalf of AIL.

See Note 24 – Related Party Transactions and Note 26 – Contractual Obligations and Commercial Commitments for further details as to the contractual relationships with respect to AIL.

Summarized Financial Information of Equity Investees

The following table presents the summarized financial information of our investments in associates in conformity with PFRS for equity investees for which we have significant influence as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007.

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Consolidated Statements of Financial Position:
Noncurrent assets	136,581	1,072
Current assets	46,755	1,017
Equity (Capital deficiency)	52,143	(9,119)
Noncurrent liabilities	86,605	10,468
Current liabilities	44,588	740

	2009	2008	2007
	(Unaudited)	(Audited)
	(in million pesos)
Consolidated Income Statements:
Revenues	186,227	572	763
Expenses	180,536	359	341
Net income attributable to controlling interests	6,634	290	489

The above information as at and for the year ended December 31, 2009 includes the financial information of Meralco as shown below:

(in million pesos)
Consolidated Statement of Financial Position:
Noncurrent assets	135,071
Current assets	45,342
Equity	60,878
Noncurrent liabilities	76,516
Current liabilities	43,019
Consolidated Income Statement:
Revenues	184,872
Expenses	176,445
Net income attributable to controlling interests	6,005

Investments in Joint Ventures

Investment of ePLDT in ePDS, Inc., or ePDS

ePLDT entered into a joint venture agreement on June 27, 2003 with DataPost Pte Lt., or DataPost, a subsidiary of Singapore Post, or Spring, and G3 Worldwide ASPAC pursuant to which the parties formed ePDS, a bills printing company that performs laser printing and enveloping services for statements, bills and invoices, and other value-added services for companies in the Philippines. ePLDT has a 50% equity interest in ePDS, while DataPost has a 30% equity interest. Spring, the largest international mail services provider, owns the remaining 20% equity interest. ePDS has an initial paid-up capital of Php11 million.

Investment of PLDT Global in PLDT Italy S.r.l., or PLDT Italy

PLDT Global holds 100% nominal interest in PLDT Italy, a company incorporated under the laws of Italy, which is intended to carry the joint venture business between PLDT Global and Hutchison Global Communications Limited, or HGC, a company based in Hong Kong. On March 12, 2008, PLDT Global, HGC and PLDT Italy entered into a Co-operation Agreement wherein the parties agreed to launch their first commercial venture in Italy by offering mobile telecommunications services through PLDT Italy. Under the terms of the agreement, the aggregate amount of funding to be contributed by PLDT Global and HGC to PLDT Italy, in equal proportions, is capped at
€7.0 million. PLDT Global and HGC agreed to share equally the profit and loss from the operations of PLDT Italy. As a condition precedent to the effectivity of the Co-Operation Agreement, PLDT Global pledged 50% of its shareholding in PLDT Italy to HGC.

In 2009, PLDT Global and HGC’s advances to PLDT Italy of €2.99 million and €3.0 million, respectively, were converted into deposit for future subscription on shares of PLDT Italy.

As at December 31, 2009 and 2008, PLDT Global’s equity in the joint venture amounted to €3 million, or Php199.7 million and €0.01 million, or Php0.66 million, respectively.

Investment of Mabuhay Satellite in MSHL

In 1996, Mabuhay Satellite entered into a Joint Venture Agreement, or JVA, with Space Systems/Loral, Inc., or SS/L, to form MSHL for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L to the Agila 2 satellite. Under the terms of the JVA, SS/L is required to convey title to the additional payload service to MSHL in consideration for SS/L’s 35% equity interest in MSHL, and Mabuhay Satellite is required to pay SS/L an amount of US$19 million for a 65% equity interest in MSHL.

In 2000, SS/L filed a Notice of Default and Termination against Mabuhay Satellite arising from the latter’s alleged failure to amicably resolve its unpaid obligation to SS/L under the JVA. In 2002, the arbitration panel handed down its decision and provided for payment by Mabuhay Satellite to SS/L of the principal amount of US$10 million plus accrued interest at 9% per annum. On June 30, 2003, Mabuhay Satellite and SS/L concluded a US$15 million settlement agreement under which Mabuhay Satellite leased two transponders under a transponder agreement on a life-term basis to SS/L and offset the lease charges due from SS/L and its receivables from Loral Skynet Network Services, Inc. (formerly known as the Loral Cyberstar, Inc.), among other things, for a full and final settlement of the arbitration decision. The agreement was subsequently approved by Mabuhay Satellite’s creditors in March 2004.

In accordance with the settlement agreement, in the event of liquidation, Mabuhay Satellite and SS/L are required to proceed to dissolve the joint venture under a separate agreement, for which each of the parties will receive title over a number of transponders owned by the joint venture in proportion to their respective interests. On the basis of the joint venture dissolution, we recognized full impairment provision in respect of our investment in MSHL in 2004. In 2009, Mabuhay Satellite and SS/L elected to voluntary dissolve the joint venture and wound up its affairs. Mabuhay Satellite recognized gain of Php148 million in the dissolution of MSHL in 2009.

Summarized Financial Information of Joint Ventures

The following table presents the summarized financial information of our investments in joint ventures as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007.

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Consolidated Statements of Financial Position:
Noncurrent assets	103	556
Current assets	244	261
Equity (Capital deficiency)	57	(71)
Noncurrent liabilities	88	699
Current liabilities	202	189

	2009	2008	2007
	(Unaudited)	(Audited)
	(in million pesos)
Consolidated Income Statements:
Revenues	387	175	100
Expenses	527	387	173
Net loss attributable to controlling interests	154	223	83

As at December 31, 2009, we have no outstanding capital commitments to our joint ventures.

11.	Investment in Debt Securities

This account consists of:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
National Power Corporation, or NAPOCOR, Zero Coupon Bonds	312	292
Rizal Commercial Banking Corporation, or RCBC, Note	150	150
Government Securities	–	1,656
Republic of the Philippines Credit Linked Notes, or CLN	–	193

	462	2,291
Less current portion of investment in debt securities (Note 28)	–	1,656

Noncurrent portion of investment in debt securities (Note 28)	462	635

NAPOCOR Zero Coupon Bonds

In 2007, Smart purchased, at a discount, a NAPOCOR Zero Coupon Bond (NAPOCOR Bond) with a face value of Php380 million, maturing on November 29, 2012 at a net yield to maturity of 6.875%. The NAPOCOR Bond, which is classified as a financial asset held-to-maturity, is carried at amortized cost using the effective interest rate method. Interest income recognized on the NAPOCOR Bond amounted to Php20 million and Php19 million for the years ended December 31, 2009 and 2008, respectively.

RCBC Note

In 2008, Smart purchased at par a ten-year RCBC Tier 2 Note, or RCBC Note, with a face value of Php150 million bearing a fixed rate of 7.00% for the first five years and the step-up interest rate from the fifth year up to maturity date. The RCBC Note may be redeemed at the option of the Issuer at par plus accrued and unpaid interest on February 22, 2013. Smart designated the RCBC Note as held-to-maturity financial asset. Interest income recognized for the years ended December 31, 2009 and 2008 amounted to Php8 million and Php7 million, respectively.

Government Securities

As at December 31, 2009, all investments in treasury bills, or T-bills, and zero coupon bonds have matured and were redeemed at par. Government securities, which are classified as held-to-maturity, are carried at amortized cost using the effective interest rate method. Interest income recognized for the years ended December 31, 2009 and 2008 amounted to Php30 million and Php35 million, respectively.

Republic of the Philippines Credit Linked Notes

On February 15, 2008, Smart invested in a Credit Linked Note, CLN, of Php205 million (with a notional amount of US$5 million) issued by ING Amsterdam (“Issuer”), with the bonds issued by the Republic of the Philippines, or ROP, as the underlying credit. The CLN bears semi-annual coupon payments to effectively yield 6.125% per annum and matures on February 15, 2011. On maturity date, the issuer has the option to settle the interest and principal amount in U.S. Dollars or its equivalent amount in Philippine Pesos, calculated at a fixed exchange rate. Coupon payment dates are semi-annual every February 15 and August 15, provided that no termination and/or early redemption event has occurred. If a termination or early redemption event occurs, interest shall cease to accrue and the Issuer has the option on settlement date to settle the notes by paying cash or to deliver the Deliverable Obligations (as defined in the CLN) to Smart. Under PAS 39, if a contract contains one or more embedded derivatives, an entity may designate the entire hybrid contract as a financial asset or financial liability at fair value through profit or loss. Since the investment in CLN contains multiple embedded derivatives, Smart designated the entire instrument as a financial asset at fair value through profit or loss. On February 10, 2009, Smart opted to unwind the entire investment in the CLN with net proceeds of Php203 million. Gain on change in fair value of investment for the year ended December 31, 2009 amounted to Php10 million while loss on change in fair value of investment for the year ended December 31, 2008 amounted to Php5 million.

12.	Investment Properties

Movements in investment properties are as follows:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of year	617	577
Net gains from fair value adjustments (Note 3)	352	59
Transfer from property, plant and equipment (Note 9)	262	–
Disposals	(21)	(19)
Balance at end of year (Notes 3 and 28)	1,210	617

Investment properties are stated at fair values, which have been determined annually based on the year-end appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. The valuation undertaken was based on an open market value, supported by a market evidence in which assets could be exchanged between a knowledgeable willing buyer and seller in an arm’s length transaction at the dates of valuation. None of our investment properties are being leased to third parties that earn rental income.

Repairs and maintenance expenses relating to investment properties amounted to Php24 million, Php3 million and Php6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

13.	Business Combinations and Acquisition of Non-Controlling Interests

2009 Acquisitions

PLDT’s Acquisition of Philcom

On January 3, 2009, PLDT, PGR and PGCI executed a Share Assignment Agreement wherein PGCI sold to PLDT the rights, title and interest in all of the outstanding shares of Philcom’s common stock for a cash consideration of Php75 million. See Note 2 – Summary of Significant Accounting Policies.

The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition as follows:

(in million pesos)
Assets:
Property, plant and equipment	1,851
Available-for-sale financial assets	5
Deferred income tax assets – net	3
Cash and cash equivalents	51
Trade and other receivables	204
Inventories and supplies	15
Prepayments	8

2,137

Liabilities:
Long-term debt	340
Deferred income tax liabilities	381
Pension and other employee benefits	13
Accounts payable	1,206
Accrued expenses and other current liabilities	77
Dividends payable	2
Income tax payable	3

2,022

115
Non-controlling interests	40

Net assets acquired	75

Non-controlling interests represent the interest not owned by Philcom in its two subsidiaries, which is measured at proportionate share in fair values of identifiable assets and liabilities acquired at the date of acquisition.

The fair value and gross amount of trade and other receivables amounted to Php204 million and Php679 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php475 million.

Total revenues and net income of Philcom included in our 2009 consolidated income statement from the time of acquisition until December 31, 2009 amounted to Php387 million and Php2 million, respectively.

ePLDT’s Acquisition of BayanTrade

On January 20, 2009 and April 15, 2009, ePLDT acquired additional equity interest of 34.31% and 48.39%, respectively, in BayanTrade for cash consideration of Php28 million and Php39 million, respectively, thereby increasing its ownership interest to 93.5% as at April 15, 2009. As a result of the transaction, provisional goodwill amounting to Php184 million, representing the difference between the consideration of Php61 million, net of Php5 million accumulated equity share in net losses of BayanTrade, and the book value of the interest acquired, was recognized. See Note 2 – Summary of Significant Accounting Policies.

The purchase price consideration has been initially allocated to the assets and liabilities on the basis of provisional values on April 15, 2009 as follows:

(in million pesos)
Assets:
Property, plant and equipment	21
Provisional goodwill (Note 14)	184
Deferred income tax assets – net	19
Advances and refundable deposits	11
Cash and cash equivalents	6
Trade and other receivables	179
Prepayments and other current assets	6

426

Liabilities:
Long-term debt	150
Pension and other employee benefits	5
Other noncurrent liabilities	59
Accounts payable	85
Accrued expenses and other current liabilities	75

374

52
Non-controlling interests	(9)

Net assets acquired	61

The net assets recognized at the date of acquisition were based on provisional fair values since we are still in the process of finalizing the valuation as at March 2, 2010.

Non-controlling interests represent interest not owned by ePLDT, which is measured at proportionate share in fair values of identifiable assets and liabilities acquired at the date of acquisition.

The fair value of trade and other receivables and advances and refundable deposits amounted to Php179 million and Php11 million, respectively. The gross amount of trade and other receivables and advances and refundable deposits amounted to Php195 million and Php11 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php16 million. None of the advances and refundable deposits have been impaired and it is expected that the full contractual amount can be collected.

The provisional goodwill of Php184 million pertains to the fair value of assembled workforce which offers managed information technology services and has personnel with skills in Systems, Applications and Products, Microsoft and other Enterprise Resource Planning, or ERP. They have the largest pool of ERP practitioners in the region.

Our consolidated revenues would have increased by Php61 million while our consolidated net income would have decreased by Php19 million for the year ended December 31, 2009 had the acquisition of BayanTrade actually taken place on January 1, 2009. Total revenues and net losses of BayanTrade included in our 2009 consolidated income statement from April 15, 2009 to December 31, 2009 amounted to Php275 million and Php27 million, respectively.

Smart’s Acquisition of Non-Controlling Interests in Piltel

Smart’s Board of Directors approved on June 19, 2009 a tender offer to acquire at Php8.50 per share, payable in cash and in full on August 12, 2009, from Piltel’s non-controlling shareholders to approximately 840 million shares. These shares represent approximately 7.19% of the outstanding common stock of Piltel. Smart filed the Tender Offer Report with the PSEC and the PSE on June 23, 2009 pursuant to Section 19 of the SRC. The tender offer commenced on July 1, 2009 and ended on July 29, 2009, with approximately 93% of Piltel’s non-controlling shares tendered, thereby increasing Smart’s ownership to approximately 99.5% of the outstanding common stock of Piltel. The aggregate cost for the tender offer paid by Smart to non-controlling shareholders on August 12, 2009 amounted to Php6,618 million, from which Smart recognized an excess of acquisition cost over the carrying value of non-controlling interests acquired of Php5,479 million presented as part of capital in excess of par value account under “Equity” in our consolidated statements of financial position. See Note 2 – Summary of Significant Accounting Policies.

Smart’s Acquisition of Shares in BOW

In July 2009, Smart (through its subsidiary, SCH) increased its shareholdings in BOW, a Dublin-based company delivering GSM communication capability for the merchant maritime sector to approximately 1.2 million shares representing 51% of the total issued and outstanding shares of BOW from 381 thousand shares or 28.3%. Total acquisition cost for Smart’s investment in BOW amounted to US$22 million, or Php1,025 million, which consists of: (a) US$17 million, or Php783 million, in cash; (b) US$3 million, or Php123 million, worth of equipment and services; and (c) US$2 million, or Php119 million, worth of advances. Net cash outflow related to the acquisition was US$12 million, or Php552 million, representing cash payment of US$17 million, or Php783 million, net of cash acquired from BOW of US$5 million, or Php231 million. See Note 2 – Summary of Significant Accounting Policies and Note 10 – Investments in Associates and Joint Ventures.

The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values in July 2009 as follows:

	In U.S. Dollar	Php(1)
	(in millions)
Assets:
Property, plant and equipment	12	558
Goodwill (Note 14)	1	45
Intangible assets (Note 14)	5	221
Advances and refundable deposits	–	7
Cash and cash equivalents	5	231
Trade and other receivables	–	33
Prepayments	–	31

	23	1,126

Liabilities:
Long-term debt	4	203
Accrued expenses and other current liabilities	2	106

	6	309

	17	817
Non-controlling interests	8	378

Net assets acquired	9	439

(1)	Converted to Philippine Peso using the exchange rate at the time of purchase of Php48.07 to US$1.00.

Non-controlling interests represent interest not owned by Smart, which is measured at proportionate share in fair values of identifiable assets and liabilities acquired at the date of acquisition.

The fair value of trade and other receivables and advances and refundable deposits, which is equal to gross amount, amounted to Php33 million and Php7 million, respectively. None of the trade and other receivables and advances and refundable deposits have been impaired and it is expected that the full contractual amount can be collected.

The acquisition date fair value of previously held equity interest of 28.3% by Smart immediately before the acquisition date amounted to Php724 million. The amount of loss recognized as a result of remeasuring previously held equity interest to fair value amounted to Php381 million and is included in “Equity share in net earnings (losses) of associates and joint ventures” in our consolidated income statement.

The goodwill of Php45 million pertains to the fair value of the expected synergies arising from the acquisition of BOW by SCH. BOW is expected to complement “SmartLink”, Smart’s satellite service catering to the mobile communication requirements of the international maritime market.

Our consolidated revenues would have increased by Php68 million while our consolidated net income would have decreased by Php300 million for the year ended December 31, 2009 had the acquisition of BOW actually taken place on January 1, 2009. Total revenues and net losses of BOW included in our 2009 consolidated income statement from July 2009 to December 31, 2009 amounted to Php10 million and Php906 million, respectively.

SPi’s Acquisition of Laguna Medical

On August 31, 2009, SPi acquired through SPi-America, a wholly-owned U.S. subsidiary of SPi, 100% equity interest in Laguna Medical for cash contribution of US$6.6 million, or Php313 million, plus a contingent consideration in the form of a mandatory put-call option with an aggregate fair value at acquisition date of US$5.4 million, or Php257 million. As at date of the acquisition, the net cash outflows related on acquisition was US$5.6 million, or Php287 million, representing cash payments of US$6.6 million, or Php313 million, net of cash acquired from Laguna Medical of US$1 million, or Php26 million. Total purchase price consideration including the fair market value of contingent liability at acquisition date amounted to US$12 million, or Php570 million. Incidental cost related to the acquisition was expensed. See Note 2 – Summary of Significant Accounting Policies, Note 21 – Deferred Credits and Other Noncurrent Liabilities and Note 23 – Accrued Expenses and Other Current Liabilities.

The purchase consideration has been initially allocated to the assets and liabilities on the basis of provisional values on August 31, 2009 as follows:

	In U.S. Dollar	Php(1)
	(in millions)
Assets:
Property, plant and equipment	–	8
Provisional goodwill (Note 14)	10	494
Deferred income tax assets – net	1	10
Cash and cash equivalents	1	26
Trade and other receivables	1	59

	13	597

Liability:
Accrued expenses and other current liabilities	1	27

Net assets acquired	12	570

(1)	Converted to Philippine Peso using the exchange rate at the time of purchase of Php47.42 to US$1.00.

The net assets recognized at the date of acquisition were based on provisional fair values as SPi had sought an independent valuation for the assets owned by Laguna Medical. The results of this valuation had not been finalized as at March 2, 2010.

The fair value of trade and other receivables, which is equal to gross amount, amounted to Php59 million and Php59.4 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php0.4 million.

The provisional goodwill of Php494 million pertains to the fair value of expanding the healthcare product offering of SPi.

Our consolidated revenues would have increased by Php237 million while our consolidated net income would have increased by Php8 million for the year ended December 31, 2009 had the acquisition of Laguna Medical actually taken place on January 1, 2009. Total revenues and net income of Laguna Medical included in our 2009 consolidated income statement from August 31, 2009 to December 31, 2009 amounted to Php103 million and Php0.3 million, respectively.

Smart’s Acquisition of PDSI

Smart acquired 84 million shares, the total issued and outstanding capital stock of PDSI, for a total consideration of Php1,569 million. The acquisition was completed on two dates: (a) the First Closing which took place on May 14, 2009, involved the acquisition of 34 million shares representing 40% interest for a consideration of Php632 million; and (b) the Second Closing which took place on October 2, 2009, involved the acquisition of 50 million shares representing 60% interest for a consideration of Php937 million. See Note 2 – Summary of Significant Accounting Policies.

The purchase price consideration has been initially allocated to the assets and liabilities on the basis of provisional values on October 2, 2009 as follows:

(in million
pesos)
Assets:
Property, plant and equipment	42
Provisional goodwill (Note 14)	1,597
Intangible assets (Note 14)	–
Prepayments	10
Advances and refundable deposits – net of current portion	8
Cash and cash equivalents	12
Trade and other receivables	42
Current portion of advances and refundable deposits	6

1,717

Liabilities:
Accounts payable	30
Accrued expenses and other current liabilities	116
Income tax payable	2
148
Net assets acquired	1,569

The net assets recognized at the date of acquisition were based on provisional fair values as Smart had sought an independent valuation for the assets owned by PDSI. The results of this valuation had not been finalized as at March 2, 2010.

The fair value of trade and other receivables and advances and refundable deposits amounted to Php42 million and Php14 million, respectively. The gross amount of trade and other receivables and advances and refundable deposits amounted to Php48 million and Php14 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php6 million. None of the advances and refundable deposits have been impaired and it is expected that the full contractual amount can be collected.

The acquisition date fair value of the 40% equity interest in PDSI that had been held by Smart immediately before the acquisition date amounted to Php632 million. Smart has decided not to remeasure its initial investment since no material transactions occurred in PDSI from the time that Smart held 40% equity interest to the time that it acquired 100% equity interest in PDSI.

The provisional goodwill of Php1,597 million pertains to the fair value of the expected synergies arising from the acquisition of PDSI by Smart. PDSI is expected to complement SBI’s broadband internet service.

Our consolidated revenues would have increased by Php241 million while our consolidated net income would have decreased by Php9 million for the year ended December 31, 2009 had the acquisition of PDSI actually taken place on January 1, 2009. Total revenues and net losses of PDSI included in our 2009 consolidated net income from October 2, 2009 to December 31, 2009 amounted to Php80 million and Php13 million, respectively.

Smart’s Acquisition of Chikka

On December 18, 2009, Smart acquired 120 thousand common shares, representing 100% of the outstanding share capital of Chikka for a total consideration of US$13.5 million, or Php629 million, of which US$12.1 million, or Php564 million, was paid in cash on closing date of December 18, 2009 and the balance of US$1.4 million, or Php65 million, shall be settled on a date mutually acceptable to both parties. See Note 2 – Summary of Significant Accounting Policies and Note 23 – Accrued Expenses and Other Current Liabilities.

The purchase price consideration has been initially allocated to the assets and liabilities on the basis of provisional values on December 18, 2009 as follows:

(in million
pesos)
Assets:
Property, plant and equipment	8
Provisional goodwill (Note 14)	561
Intangible assets (Note 14)	27
Advances and refundable deposits – net of current portion	1
Cash and cash equivalents	89
Trade and other receivables	51
Current portion of advances and refundable deposits	19

756

Liabilities:
Accounts payable	8
Accrued expenses and other current liabilities	105
Accrued retirement benefits	12
Income tax payable	2

127

Net assets acquired	629

The net assets recognized at the date of acquisition were based on provisional fair values as Smart had sought an independent valuation for the assets owned by Chikka. The results of this valuation had not been finalized as at March 2, 2010.

The fair value trade and other receivables and advances and refundable deposits amounted to Php51 million and Php20 million, respectively. The gross amount of trade and other receivables and advances and refundable deposits amounted to Php67 million and Php20 million, respectively. The amount of allowance for impairment for uncollectible amount for trade and other receivables amounted to Php16 million. None of the advances and refundable deposits have been impaired and it is expected that the full contractual amount can be collected.

The provisional goodwill of Php561 million pertains to the fair value of the expected synergies arising from the acquisition of Chikka by Smart. As a content provider, Chikka is expected to enhance Smart’s revenue stream from VAS.

Our consolidated revenues would have increased by Php189 million while our consolidated net income would have decreased by Php6 million for the year ended December 31, 2009 had the acquisition of Chikka actually taken place on January 1, 2009. The results of operation of Chikka from December 18, 2009 to December 31, 2009 were no longer included in our consolidated income statement since it is not material.

2008 Acquisitions

ePLDT’s Acquisition of Non-controlling Interests in Airborne Access

On March 24, 2008, ePLDT acquired for Php1 million in cash additional shares from the non-controlling stockholders of Airborne Access, thereby increasing its 51% ownership interest to 99.4%. As a result of the transaction, goodwill amounting to Php13 million, representing the difference between the consideration and the book value of the interest acquired, was recognized.

Smart’s Acquisition of PHC, FHI and CURE

On April 25, 2008, Smart acquired the entire issued and outstanding capital stock of PHC and FHI, which collectively owned 100% equity interest of CURE for a total consideration of Php420 million. Smart initially recorded the assets and liabilities of PHC, FHI and CURE at net book values and recognized provisional goodwill of Php248 million representing the difference between Smart’s acquisition cost and the net book value of the assets and liabilities acquired. An independent appraiser engaged by Smart confirmed the provisional allocation. Based on the appraisal report, the final values of the identifiable acquired assets and liabilities of PHC, FHI and CURE as at the time of the acquisition are as follows:

		Fair Value
	Previous	Recognized on
	Carrying Value	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment – net	115	115
Investments in associates and joint ventures	6	6
Goodwill (Note 14)	–	248
Advances and refundable deposits – net of current portion	4	4
Cash and cash equivalents	52	52
Current portion of advances and refundable deposits	78	78

	255	503

Liabilities:
Accounts payable	82	82
Accrued expenses and other current liabilities	1	1

	83	83

Net assets acquired	172	420

The fair value of advances and refundable deposits, which is equal to its gross amount, amounted to Php82 million. None of the advances and refundable deposits have been impaired and it is expected that the full contractual amount can be collected.

The goodwill of Php248 million pertains to the fair value of the expected synergies arising from the acquisition of PHC, FHI and CURE by Smart.

Our consolidated revenues would have increased by Php2 million while our consolidated net income would have decreased by Php124 million for the year ended December 31, 2008 had the acquisition of PHC, FHI and CURE actually taken place on January 1, 2008. Total revenues and net losses of PHC, FHI and CURE included in our 2008 consolidated income statement from the time of acquisition until December 31, 2008 amounted to Php9 million and Php179 million, respectively.

14.	Goodwill and Intangible Assets

Movements in goodwill and intangible assets are as follows:

	Intangible Assets							Total Goodwill
				Technology		TotalIntangible		and Intangible
	Customer List	Spectrum	Licenses	Application	Trademark	Assets	Goodwill	Assets
	(in million pesos)
December 31, 2009 (Unaudited)
Costs:
Balance at beginning of year	1,696	1,205	370	894	–	4,165	12,289	16,454
Business combination (Notes 3, 13 and 21)	–	–	221	–	27	248	3,013	3,261
Translation and other adjustments	(41)	–	22	73	–	54	(101)	(47)

Balance at end of year	1,655	1,205	613	967	27	4,467	15,201	19,668

Accumulated amortization and impairment:
Balance at beginning of year	794	348	203	860	–	2,205	3,799	6,004
Impairment during the year (Notes 4 and 5)	–	–	213	73	–	286	93	379
Amortization during the year	220	80	37	31	–	368	–	368
Translation and other adjustments	(19)	–	(5)	–	–	(24)	(83)	(107)

Balance at end of year	995	428	448	964	–	2,835	3,809	6,644

Net balance at end of year (Notes 3 and 28)	660	777	165	3	27	1,632	11,392	13,024

Estimated useful lives (in years)	1 – 7	15	2 – 18	4 – 5	6	–	–	–
Remaining useful lives (in years)	1 – 4	10	2 – 13	1	6	–	–	–

December 31, 2008 (Audited)
Costs:
Balance at beginning of year	1,486	1,205	318	812	–	3,821	10,879	14,700
Translation adjustments	210	–	–	(1)	–	209	1,312	1,521
Business combination (Notes 3, 13 and 21)	–	–	–	–	–	–	261	261
Additions during the year	–	–	–	83	–	83	–	83
Reclassifications	–	–	52	–	–	52	–	52
Adjustments during the year	–	–	–	–	–	–	(163)	(163)

Balance at end of year	1,696	1,205	370	894	–	4,165	12,289	16,454

Accumulated amortization and impairment:
Balance at beginning of year	384	268	182	516	–	1,350	1,629	2,979
Impairment during the year (Notes 4 and 5)	127	–	–	297	–	424	2,026	2,450
Amortization during the year	231	80	19	47	–	377	–	377
Translation adjustments	52	–	(1)	–	–	51	144	195
Reclassifications	–	–	3	–	–	3	–	3

Balance at end of year	794	348	203	860	–	2,205	3,799	6,004

Net balance at end of year (Notes 3 and 28)	902	857	167	34	–	1,960	8,490	10,450

Estimated useful lives (in years)	3 – 7	15	6 – 18	4 – 5	–	–	–	–
Remaining useful lives (in years)	3 – 4	11	3 – 14	1 – 2	–	–	–	–

Intangible Assets

In 2009, Smart recognized intangible assets of Php221 million for licenses and fees in BOW for the perpetual and exclusive worldwide maritime licenses granted by Altobridge, Limited to BOW to facilitate the successful communication between GSM and satellite communication networks. Smart recognized an impairment charge of Php213 million, net of amortization of Php8 million, for the year ended December 31, 2009, reducing the amount of intangible assets in BOW to zero as at December 31, 2009. The impairment loss resulted from the annual impairment test done on the assets. See Note 9 – Property, Plant and Equipment for the basis of impairment valuation.

Smart also recognized in 2009 intangible assets of Php51 million in Chikka for patents and trademark relating to Chikka’s internet-based instant messaging facility. These applications were filed in different countries such as Singapore, United Kingdom and the U.S.

In 2007, Smart recognized intangible assets for technology and license costs in 3rd Brand amounting to US$4 million, or Php172 million, for an Internet Protocol, or IP, communication platform that enables quality peer-to-peer Voice-Over-IP calls from mobile phones using IP networks. The technology and license costs were estimated to have a useful life of three years. Additional costs of intangible assets of Php73 million and Php29 million were incurred in 2009 and 2008, respectively. In its impairment review for 2009 and 2008, Smart determined that the future cash flows expected from the service making use of the IP communication platform will not be sufficient to cover the technology and license costs booked as intangible assets. Consequently, Smart recognized impairment losses amounting to Php73 million and Php201 million for the years ended December 31, 2009 and 2008, respectively, reducing the intangible assets in 3rd Brand to zero as at December 31, 2009 and 2008, respectively.

In 2007, Smart recognized intangible assets amounting to Php41 million for technology and license costs incurred in connection with SCH’s GSM connectivity service for the commercial shipping sector. Smart (through SCH) engaged the services of THISS Technologies Pte. Ltd., or THISS, as developer and supplier for this service. In 2008, additional development costs of Php54 million were incurred and recognized as intangible assets. In its impairment review for 2008, Smart determined that the future cash flows expected from the GSM connectivity service will not be sufficient to cover the technology and license costs booked as intangible assets for this project. Consequently, Smart recognized impairment losses amounting to Php95 million for the year ended December 31, 2008, reducing the intangible assets for the THISS project to zero as at December 31, 2008.

In 2008, ePLDT recognized impairment in its intangible assets in SPi and Level Up! amounting to Php123 million and Php5 million, respectively, representing write-downs to recoverable amount using the value in use approach. The impairment resulted from a projected decline in revenues related to certain customer relationship and license agreements. The value in use was based on the discounted cash flow projection using the most recent financial forecast approved by management. In 2009, ePLDT performed an impairment testing in its intangible assets from the acquisition of SPi and Level Up! and no additional impairment charge was recognized.

The consolidated future amortization of other intangible assets as at December 31, 2009 is as follows:

Year	(in million pesos)
2010	343
2011	302
2012	248
2013	193
2014 and onwards	546

Balance at end of year	1,632

Impairment Testing of Goodwill

Goodwill from Acquisition of SBI, CURE and Airborne Access

The organizational structure of Smart and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed and wireless segments. As at December 31, 2009, Smart’s goodwill comprised of goodwill resulting from Smart’s acquisition of SBI in 2004, CURE in 2008, SBI’s acquisition of a 99.4% equity interest in Airborne Access from ePLDT in 2008 and based on provisional value acquisition of PDSI and Chikka in 2009. The test for recoverability of Smart’s goodwill, excluding provisional goodwill, was applied to the wireless asset group, which represents the lowest level for which identifiable cash flows are largely independent of the cash inflows from other groups of assets and liabilities.

Although revenue streams may be segregated among Smart, CURE and SBI through subscribers availing themselves of their respective cellular (for Smart and CURE) and wireless broadband (for SBI) services, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common-used network/platform. In the case of CURE, it provides cellular services to its subscribers using Smart’s 3G network. SBI, on the other hand, provides broadband wireless access to its subscribers using Smart’s cellular base stations and fiber optic and IP backbone. With the common use of wireless assets of Smart in providing 3G cellular and wireless broadband access, the lowest level of assets of CURE and SBI for which cash flows are clearly identifiable from other groups of assets is Smart’s wireless business segment.

The recoverable amount of this segment had been determined on the basis of value in use calculations using cash flow projections based on the financial budgets approved by the Board of Directors, covering a five-year period from 2010 to 2014. The pre-tax discount rate applied to cash flow projections is 8.7% and cash flows beyond the five-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry.

Other than as discussed above, management believes that no reasonable possible change in any of the above key assumptions would cause the carrying value of the wireless business segment to exceed its recoverable amount.

Goodwill from Acquisition of BOW

In December 2009, SCH recognized full impairment loss of Php45 million on goodwill resulting from its acquisition of BOW. The impairment loss resulted from the annual impairment test done on the assets. See
Note 9 – Property, Plant and Equipment for the basis of impairment valuation.

Goodwill from Acquisition of SPi and its Subsidiaries, CyMed and Springfield Service Corp., or Springfield

The goodwill acquired through the SPi, CyMed and Springfield transactions was allocated for impairment testing to each of the cash-generating units of those businesses, namely medical transcription, litigation, content and medical billing. The recoverable amount of goodwill was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors, which management believes are reasonable and are management’s best estimate of the ranges of economic conditions that will exist over the remaining useful life of the asset. The discount rate applied was 15% which was based on the weighted average cost of capital adjusted for the difference in currency and specific risks associated with the assets or business of a cash-generating unit.

ePLDT recognized an impairment loss of Php1,815 million for the year ended December 31, 2008 pertaining to the medical transcription and litigation businesses of SPi, since the carrying amount of the individual assets of the said business, exceeded the recoverable amount in 2008. In 2009, ePLDT performed an impairment testing in its goodwill from the acquisition of SPi and its Subsidiaries, CyMed and Springfield and no additional impairment charge was recognized.

Goodwill from Acquisition of Level Up!

Goodwill acquired from our acquisition of 60% equity interest in Level Up! was tested for impairment where the recoverable amount was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors. The discount rate applied was 22% which was based on the weighted average cost of capital. ePLDT recognized an impairment charge of Php203 million for the year ended December 31, 2008 pertaining to the goodwill from acquisition of Level Up!. In 2009, ePLDT performed an impairment testing in its goodwill from the acquisition of Level Up! and no additional impairment charge was recognized.

Goodwill from Acquisition of Digital Paradise

Goodwill acquired from the acquisition of Digital Paradise was tested for impairment based on the recoverable amount of the long lived assets where recoverable amount was determined based on the cash flow projections on the most recent financial budgets and forecasts approved by the Board of Directors. The discount rate applied was 22% which was based on the weighted average cost of capital. ePLDT recognized an impairment charge of Php48 million, Php8 million and Php29 million for the years ended December 31, 2009, 2008 and 2007, respectively.

15.	Cash and Cash Equivalents

This account consists of:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 28)	3,300	4,164
Temporary cash investments (Note 28)	35,019	29,520

	38,319	33,684

Cash in banks earns interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 28 – Financial Assets and Liabilities.

16.	Trade and Other Receivables

This account consists of receivables from:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Corporate subscribers (Notes 24 and 28)	9,106	9,188
Retail subscribers (Note 28)	8,026	8,993
Foreign administrations (Note 28)	4,353	5,916
Domestic carriers (Notes 24 and 28)	1,267	877
Dealers, agents and others (Notes 24 and 28)	3,927	3,271

	26,679	28,245
Less allowance for doubtful accounts	11,950	12,336

	14,729	15,909

Movements in the allowance for doubtful accounts are as follows:

		Corporate		Foreign		Dealers, Agents and
	Total	Subscribers	Retail Subscribers	Administrations	Domestic Carriers	Others
	(in million pesos)
December 31, 2009 (Unaudited)
Balance at beginning of year	12,336	6,323	5,089	439	174	311
Provisions for the year(Notes 3 and 5)	2,335	670	1,512	18	35	100
Business combinations (Note 13)	513	36	454	–	–	23
Reversals	(46)	(18)	(9)	(13)	(6)	–
Write-offs	(3,212)	(1,178)	(1,657)	(216)	(157)	(4)
Translation and other adjustments	24	844	(909)	61	37	(9)

Balance at end of year	11,950	6,677	4,480	289	83	421

Individual impairment	9,624	6,256	2,595	289	83	401
Collective impairment	2,326	421	1,885	–	–	20

	11,950	6,677	4,480	289	83	421

Gross amount of receivables individually impaired, before deducting any impairment allowance	9,624	6,256	2,595	289	83	401

December 31, 2008 (Audited)
Balance at beginning of year	12,855	5,875	4,318	1,047	381	1,234
Provisions for the year (Notes 3, 4 and 5)	1,079	98	850	85	26	20
Reversals	(16)	–	–	(2)	(13)	(1)
Write-offs	(1,693)	(314)	(189)	(645)	(142)	(403)
Translation and other adjustments	111	664	110	(46)	(78)	(539)
Balance at end of year	12,336	6,323	5,089	439	174	311

Individual impairment	11,636	6,056	4,656	439	174	311
Collective impairment	700	267	433	–	–	–

	12,336	6,323	5,089	439	174	311

Gross amount of receivables individually impaired, before deducting any impairment allowance	11,708	6,128	4,656	439	174	311

Receivables from foreign administrations and domestic carriers represent receivables arising from interconnection agreements with other telecommunication carriers. The aforementioned amounts of receivables are shown net of related payable to the same telecommunications carriers because legal right of offset exists and settlement is facilitated on a net basis.

17.	Inventories and Supplies

This account consists of:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Spare parts and supplies:
At net realizable value	982	966
At cost	1,998	1,933
Terminal and cellular phone units:
At net realizable value	652	936
At cost	981	1,098
Others:
At net realizable value	531	167
At cost	534	167
Total inventories at the lower of cost or net realizable value (Note 28)	2,165	2,069

The cost of inventories and supplies recognized as expense for the years ended December 31, 2009, 2008 and 2007 follows:

	2009	2008	2007
	(Unaudited)	(Audited)
	(in million pesos)
Cost of sales	4,714	4,380	4,778
Repairs and maintenance	429	549	409
Write-down of inventories and supplies (Note 5)	389	242	243
	5,532	5,171	5,430

See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 4 – Operating Segment Information and Note 5 – Income and Expenses.

18.	Prepayments

This account consists of:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Prepaid taxes	7,768	6,178
Prepaid benefit costs (Notes 3 and 25)	5,414	–
Prepaid rent – net (Notes 3, 5 and 26)	208	31
Prepaid insurance (Note 24)	109	161
Prepaid fees and licenses	44	100
Other prepayments	218	195

	13,761	6,665
Less current portion of prepayments (Note 28)	5,098	4,164

Noncurrent portion of prepayments (Note 28)	8,663	2,501

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

Option to Purchase Series C Preferred Shares of ProtoStar

On September 16, 2008, PLDT signed an Option to Purchase Series C Preferred Shares of ProtoStar pursuant to which PLDT was entitled to subscribe for and purchase 39.7 million Series C Preferred Shares at the exercise price of US$0.6925 per share during the exercise period. PLDT paid an amount of US$27.5 million to ProtoStar to be utilized by PLDT to pay the exercise price if PLDT exercised the option at or prior to expiration of the exercise period, otherwise, such payment would be applied as payment of the service fees to ProtoStar under the Space Segment Service Agreement between PLDT and ProtoStar. On May 15, 2009, PLDT formally advised ProtoStar that it will not exercise its option to purchase ProtoStar’s Series C Preferred Shares and that it has elected to apply the US$27.5 million as Priority Deposit under the Space Segment Services Agreement, which amount is deemed as full prepayment of the space segment services under said agreement. The US$27.5 million (peso equivalent of Php1,304 million in 2009 and Php1,616 million in 2008), was presented as part of prepaid rent in the above table in 2009 and advances in 2008 under the “Current portion of advances and refundable deposits” in our statements of financial position. See Note 26 – Contractual Obligations and Commercial Commitments.

On July 29, 2009, ProtoStar and its affiliates ProtoStar Satellite Systems, Inc., ProtoStar I Ltd., ProtoStar II Ltd., ProtoStar Development Ltd. and ProtoStar Asia Pte. Ltd. each filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. The cases are pending before the United States Bankruptcy Court for the District of Delaware. PLDT is actively participating in the ProtoStar bankruptcy cases through a legal counsel to preserve the value of its prepayment. An auction of ProtoStar’s ProtoStar I satellite was held in October 2009 and of ProtoStar’s ProtoStar II satellite in December 2009, the proceeds of which are to be distributed first to ProtoStar’s secured lenders and the balance, if any, to its unsecured lenders, once the bankruptcy court has finally determined over the objection and challenge of the unsecured lenders, that the secured lenders have perfected their security over said assets and are entitled to priority in payment. On this basis, we recognized a full impairment provision of US$27.5 million, or Php1,304 million, in 2009 with respect of our prepayments on the Space Segment Services.

19.	Equity

The movement of PLDT’s capital account as at December 31, 2007, 2008 and 2009 are as follows:

	Preferred Stock – Php10 par value per share
			Total Preferred		Common Stock – Php5 par
	Series A to EE	IV	Stock		value per share
	No. of Shares			Amount	No. of Shares	Amount
			(in millions)
Authorized			823	Php8,230	234	Php1,170

Issued
Balance as at January 1, 2007	406	36	442	Php4,424	188	Php942
Conversion	(1)	–	(1)	(8)	–	1
Issuance	–	–	–	1	–	–

Balance as at December 31, 2007 (Audited)	405	36	441	Php4,417	188	Php943

Balance as at January 1, 2008	405	36	441	Php4,417	188	Php943
Issuance	–	–	–	1	–	1
Conversion	–	–	–	(3)	1	3

Balance as at December 31, 2008 (Audited)	405	36	441	Php4,415	189	Php947

Balance as at January 1, 2009	405	36	441	Php4,415	189	Php947
Issuance	–	–	–	2	–	–
Conversion	–	–	–	(1)	–	–

Balance as at December 31, 2009 (Unaudited)	405	36	441	Php4,416	189	Php947

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to II 10% Cumulative Convertible Preferred Stock earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2009, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the subscriber investment plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at anytime subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of             shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series A to II 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On January 26, 2010, the Board of Directors designated 100 thousand shares of preferred stock as Series II 10% Cumulative Convertible Preferred Stock for issuance from January 1, 2010 to December 31, 2012.

The issuance of each of SIP Series FF, GG and HH is an exempt transaction under Section 10.2 of the SRC, as confirmed by the Philippine SEC in a letter sent to us on April 2, 2007. As at December 31, 2009, there were no issued and outstanding shares for Series FF, GG and HH.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid, and provision has been made for the currently payable dividends.

Common Stock

In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholder value. This also reinforces initiatives that PLDT has already undertaken such as the declaration of special dividends on common stock in addition to the regular dividend payout equivalent to 70% of our earnings per share, after having determined that PLDT has the capacity to pay additional returns to shareholders. The share buyback program contemplates that PLDT will reacquire shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

As at December 31, 2009 and 2008, we had acquired a total of 2.7 million shares and 2.0 million             shares of common stock, respectively, at a weighted average price of Php2,387 per share and Php2,521 per share, respectively, for a total consideration of Php6,405 million and Php4,973 million, respectively, in accordance with the share buyback program. See Note 8 – Earnings Per Common Share and Note 28 – Financial Assets and Liabilities.

Dividends Declared For The Year Ended December 31, 2009 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable		Per Share	Total
						(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 3, 2009	March 19, 2009	April 15, 2009		Php4.675	–
	June 9, 2009	June 25, 2009	July 15, 2009		4.675	–
	*August 4, 2009	August 22, 2009	September 10, 2009		0.051944 per day	–
Series VI	March 3, 2009	March 19, 2009	April 15, 2009	US$	0.09925	–
	June 9, 2009	June 25, 2009	July 15, 2009		0.09925	–
	August 25, 2009	September 24, 2009	October 15, 2009		0.09925	–
	November 3, 2009	November 8, 2009	December 8, 2009		Php0.001103 per day	–

Charged to income						–

10% Cumulative Convertible Preferred Stock
Series CC	January 27, 2009	February 26, 2009	March 31, 2009		Php1.00	17
Series DD	January 27, 2009	February 13, 2009	February 27, 2009		1.00	3
Series EE	March 31, 2009	April 30, 3009	May 29, 2009		1.00	–
Series A, I, R, W, AA and BB	July 7, 2009	August 6, 2009	August 28, 2009		1.00	128
Series B, F, Q, V and Z	August 4, 2009	September 1, 2009	September 30, 2009		1.00	91
Series E, K, O and U	August 25, 2009	September 24, 2009	October 30, 2009		1.00	44
Series C, D, J, T and X	September 29, 2009	October 29, 2009	November 26, 2009		1.00	57
Series G, N, P, and S	November 3, 2009	December 3, 2009	December 29, 2009		1.00	26
Series H, L, M and Y	December 8, 2009	January 4, 2010	January 29, 2010		1.00	40

						406

Cumulative Non-Convertible	Redeemable Preferred Stock
Series IV**	January 27, 2009	February 20, 2009	March 15, 2009		Php–	12
	May 5, 2009	May 22, 2009	June 15, 2009		–	13
	August 4, 2009	August 19, 2009	September 15, 2009		–	13
	November 3, 2009	November 20, 2009	December 15, 2009		–	12

						50

Common Stock
Regular Dividend	March 3, 2009	March 18, 2009	April 21, 2009		Php70.00	13,124
	August 4, 2009	August 20, 2009	September 22, 2009		77.00	14,384
Special Dividend	March 3, 2009	March 18, 2009	April 21, 2009		60.00	11,250

						38,758

Charged to retained earnings						39,214

*	Only the holders of Series V Convertible Preferred Stock whose shares were originally issued on August 22, 2002 and mandatorily converted on August 23, 2009 shall be entitled to this final dividend.

**	Dividends are declared based on total amount paid up.

Dividends Declared For The Year Ended December 31, 2008 (Audited)

	Date			Amount
Class	Approved	Record	Payable		Per Share	Total
						(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 4, 2008	March 20, 2008	April 15, 2008		Php4.675	–
	*May 6, 2008	June 4, 2008	June 23, 2008		0.051944 per day	–
	June 10, 2008	June 26, 2008	July 15, 2008		4.675	–
	August 26, 2008	September 25, 2008	October 15, 2008		4.675	–
	December 9, 2008	December 24, 2008	January 15, 2009		4.675	–
Series VI	March 4, 2008	March 20, 2008	April 15, 2008	US$	0.09925	2
	*May 6, 2008	June 4, 2008	June 23, 2008		0.001103 per day	1
	June 10, 2008	June 26, 2008	July 15, 2008		0.09925	–
	August 26, 2008	September 25, 2008	October 15, 2008		0.09925	–
	December 9, 2008	December 24, 2008	January 15, 2009		0.09925	–

Charged to income						3

10% Cumulative Convertible Preferred Stock
Series CC	January 29, 2008	February 28, 2008	March 31, 2008		Php1.00	17
Series DD	January 29, 2008	February 15, 2008	February 29, 2008		1.00	3
Series EE	March 25, 2008	April 24, 2008	May 30, 2008		1.00	–
Series A, I, R, W, AA and BB	July 8, 2008	August 1, 2008	August 29, 2008		1.00	128
Series B, F, Q, V and Z	August 5, 2008	September 3, 2008	September 30, 2008		1.00	90
Series E, K, O and U	August 26, 2008	September 25, 2008	October 1, 2008		1.00	44
Series C, D, J, T and X	September 30, 2008	October 30, 2008	November 28, 2008		1.00	57
Series G, N, Pand S	November 4, 2008	December 4, 2008	December 29, 2008		1.00	26
Series H, L, M and Y	December 9, 2008	January 2, 2009	January 30, 2009		1.00	41

						406

Cumulative Non-Convertible	Redeemable Preferred Stock
Series IV**	January 29, 2008	February 22, 2008	March 15, 2008		Php–	12
	May 6, 2008	May 23, 2008	June 15, 2008		–	12
	July 8, 2008	August 7, 2008	September 15, 2008		–	13
	November 4, 2008	November 21, 2008	December 15, 2008		–	13

						50

Common Stock
Regular Dividend	March 4, 2008	March 19, 2008	April 21, 2008		Php68.00	12,853
	August 5, 2008	August 22, 2008	September 22, 2008		70.00	13,140
Special Dividend	March 4, 2008	March 19, 2008	April 21, 2008		56.00	10,585

						36,578

Charged to retained earnings						37,034

*	Only the holders of Series V and VI Convertible Preferred Stock whose shares were originally issued on June 4, 2001 and mandatorily converted on June 5, 2008 shall be entitled to these final dividends.

**	Dividends are declared based on total amount paid up.

Dividends Declared For The Year Ended December 31, 2007 (Audited)

	Date			Amount
Class	Approved	Record	Payable	Per Share		Total
						(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 6, 2007	March 20, 2007	April 15, 2007	Php4.675		–
	June 12, 2007	June 28, 2007	July 15, 2007		4.675	–
	September 14, 2007	September 28, 2007	October 15, 2007		4.675	–
	December 1, 2007	December 21, 2007	January 15, 2008		4.675	–
Series VI	March 6, 2007	March 20, 2007	April 15, 2007	US$	0.09925	4
	June 12, 2007	June 28, 2007	July 15, 2007		0.09925	3
	September 14, 2007	September 28, 2007	October 15, 2007		0.09925	3
	December 1, 2007	December 21, 2007	January 15, 2008		0.09925	3

Charged to income						13

10% Cumulative Convertible Preferred Stock
Series CC	January 30, 2007	February 28, 2007	March 30, 2007	Php1.00		17
Series DD	January 31, 2007	February 15, 2007	February 28, 2007		1.00	2
Series EE	March 27, 2007	April 26, 2007	May 31, 2007		1.00	–
Series A, I, R, W, AA and BB	July 10, 2007	August 1, 2007	August 31, 2007		1.00	129
Series B, F, Q, V and Z	August 7, 2007	September 3, 2007	September 28, 2007		1.00	91
Series E, K, O and U	September 14, 2007	October 4, 2007	October 31, 2007		1.00	44
Series C, D, J, T and X	September 14, 2007	October 14, 2007	November 27, 2007		1.00	57
Series G, N, Pand S	November 6, 2007	December 6, 2007	December 28, 2007		1.00	27
Series H, L, M and Y	December 1, 2007	December 28, 2007	January 31, 2008		1.00	41

						408

Cumulative Non-Convertible	Redeemable Preferred Stock
Series IV*	January 30, 2007	February 23, 2007	March 15, 2007	Php–		12
	May 8, 2007	May 25, 2007	June 15, 2007		–	13
	July 10, 2007	August 9, 2007	September 15, 2007		–	12
	November 6, 2007	November 23, 2007	December 15, 2007		–	12

						49

Common Stock
Regular Dividend	March 6, 2007	March 20, 2007	April 20, 2007	Php50.00		9,429
	August 7, 2007	August 24, 2007	September 24, 2007		60.00	11,322
Special Dividend	August 7, 2007	August 24, 2007	September 24, 2007		40.00	7,548

						28,299

Charged to retained earnings						28,756

*	Dividends are declared based on total amount paid up.

Dividends Declared After December 31, 2009 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 26, 2010	February 19, 2010	March 15, 2010	Php–	12

10% Convertible Preferred Stock
Series DD	January 26, 2010	February 11, 2010	February 26, 2010	Php1.00	2
Series CC	January 26, 2010	February 25, 2010	March 31, 2010	1.00	17
					19

Common Stock
Regular Dividend	March 2, 2010	March 17, 2010	April 20, 2010	Php76.00	14,197
Special Dividend	March 2, 2010	March 17, 2010	April 20, 2010	65.00	12,142

					26,339

Charged to retained earnings					26,370

*	Dividends are declared based on total amount paid up.

20.	Interest-bearing Financial Liabilities

This account consists of the following:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt (Notes 4, 5, 9, 23, 26 and 28)	86,066	58,899
Obligations under finance lease (Notes 4, 5, 23, 26 and 28)	13	11

	86,079	58,910

Current portion of interest-bearing financial liabilities:
Notes payable (Notes 4, 5, 23, 26 and 28)	2,279	553
Long-term debt maturing within one year (Notes 4, 5, 9, 23, 26 and 28)	10,384	14,459
Obligations under finance lease maturing within one year (Notes 4, 5, 26 and 28)	51	59
Preferred stock subject to mandatory redemption (Notes 4, 5, 26 and 28)	–	9

	12,714	15,080

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in the financial liabilities are as follows:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Long-term debt (Note 28)	3,858	4,576
Obligation under finance lease	3	1

Total unamortized debt discount at end of year	3,861	4,577

The following table describes all changes to unamortized debt discount as at December 31, 2009 and 2008.

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of year	4,577	4,538
Additions during the year	182	154
Revaluations during the year	22	706
Accretion during the year included as part of “Financing costs – Accretion on financial liabilities” (Note 5)	(920)	(806)
Settlements and conversions during the year	–	(15)

Total unamortized debt discount at end of year	3,861	4,577

Long-term Debt

Long-term debt consists of:

Description	Interest Rates	2009(Unaudited)				2008(Audited)
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau, or KfW	5.65% and US$ LIBOR + 0.65% - 2.5% in 2009 and 5.65% - 7.58% and US$ LIBOR + 0.55% - 2.5% in 2008	US$	31	Php1,454	US$74	Php3,540
Finnvera, Plc, or Finnvera	US$ LIBOR + 0.05% - 1.35% in 2009 and US$ LIBOR + 0.05% in 2008		58	2,681	30	1,420
Exportkreditnamnden, or EKN	3.79% in 2009 and 3.79% - 6.6% and US$ LIBOR + 0.15% - 0.65% in 2008		18	860	7	351

			107	4,995	111	5,311
Fixed Rate Notes	8.35% - 11.375% in 2009 and 2008		385	17,876	560	26,693
Term Loans:
Debt Exchange Facility	2.25% in 2009 and 2.25% and US$ LIBOR + 1% in 2008		209	9,725	196	9,357
GSM Network Expansion Facilities	4.49% - 4.70% and US$ LIBOR+ 0.42% - 1.85% in 2009 and 4.49% - 4.70% and US$ LIBOR + 0.42% - 0.815% in 2008		157	7,274	183	8,698
Others	6% and swap rate + 2.79% and US$ LIBOR + 0.42% - 0.50% in 2009 and 6% - 8.9% and US$ LIBOR + 0.40% - 0.50% in 2008		118	5,484	141	6,694
Satellite Acquisition Loans	US$ LIBOR + 1.75% to 2.75% in 2009 and 2008		–	–	13	610

		US$	976	45,354	US$1,204	57,363

Philippine Peso Debts:
Fixed Rate Corporate Notes	5.625% - 9.1038% in 2009 and 5.625% - 8.4346% in 2008			21,875		9,921
Term Loans:
Unsecured Term Loans	6.0323% - 8.7792%; MART1 + 0.75% and PDST-F + 1% - 1.50% in 2009 and 6.125%; MART 1 + 0.75% and PDST-F + 1% - 1.50% in 2008			29,076		6,070
Secured Term Loans	PDST-F + 5.70% + Bank’s cost of funds; PDST-F + 1.375% and AUB’s prime rate in 2009 and 7.09% and MART1 + 5.70% in 2008			145		4

				51,096		15,995

Total long-term debt				96,450		73,358
Less portion maturing within one year (Note 28)				10,384		14,459

Noncurrent portion of long-term (Note 28)				Php86,066		Php58,899

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our outstanding consolidated long-term debt at nominal values as at December 31, 2009 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
		(in millions)
2010	149	6,939	3,594	10,533
2011	94	4,342	7,899	12,241
2012	224	10,421	9,627	20,048
2013	49	2,297	9,028	11,325
2014 and onwards	541	25,102	21,059	46,161

	1,057	49,101	51,207	100,308

U.S. Dollar Debts:

Export Credit Agencies-Supported Loans

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies.

Kreditanstalt für Wiederaufbau, or KfW

As at December 31, 2009, we owed an aggregate principal amount of US$31 million, or Php1,454 million, to KfW, a German state-owned development bank, as follows:

•	US$23 million provided in connection with the US$149 million refinancing facility discussed below; and

•	US$8 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$5 million was in connection with the US$149 million refinancing facility discussed in the following paragraphs.

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. On various dates from 2002 to 2004, we had drawn a total of US$140 million under this facility. PLDT waived further disbursements under this refinancing facility effective September 1, 2004. Thus, the undrawn portion of US$9 million was cancelled.

The outstanding amount of US$31 million as at December 31, 2009 will mature in 2010. Principal amortizations on these loans are payable in equal semi-annual installments.

Finnvera, Plc, or Finnvera

On February 11, 2005, Smart signed a refinancing facility with Finnish Export Credit, Plc, as Lender, and ING Bank N.V., as Arranger and Facility Agent under an export credit agency-backed facility in connection with Smart’s GSM expansion program. This facility is covered by a guarantee from Finnvera, the Finnish Export Credit Agency, for 100% of the political and commercial risk for the refinancing facility of GSM Phases 5A and 5B. The facility is repayable in equal semi-annual payments over five years starting September 1, 2005 with the final repayment due in March 2010. The principal benefit of refinancing the Phase 5 loan was the savings from a lower interest margin on the refinancing facility. The outstanding balance under the facility of US$10 million (US$9.98 million, net of unamortized debt discount of US$0.02 million), or Php464.2 million (Php463.5 million, net of unamortized debt discount of Php0.7 million), as at December 31, 2009 was paid in full on March 1, 2010.

On May 14, 2009, Smart signed a US$50 million five-year term facility to finance the Phase 10 (Extension) GSM equipment and services contract with Finnish Export Credit, Plc guaranteed by Finnvera and awarded to Calyon as the Arranger. The facility was drawn on July 15, 2009. The loan is payable over five years in ten equal semi-annual payments. As at December 31, 2009, US$50 million (US$48 million, net of unamortized debt discount of US$2 million), or Php2,321 million (Php2,240 million, net of unamortized debt discount of Php81 million), remained outstanding.

On October 9, 2009, Smart signed a US$50 million five-year term loan facility to finance GSM equipment and services contracts with Finnish Export Credit, Plc guaranteed by Finnvera, the Finnish Export Credit Agency, for 100% political and commercial risk cover. The facility was awarded to Citicorp as the Arranger. The loan is payable over five years in ten equal semi-annual payments. As at December 31, 2009, no amounts have been drawn under the facility.

Exportkreditnamnden, or EKN

On November 25, 2008, Smart signed a US$22 million five-year term loan facility to finance the supply, installation, commissioning and testing of Wireless Code Division Multiple Access, or W-CDMA/High Speed Packet Access project with Nordea Bank AB as Original Lender, Arranger and Facility Agent and subsequently assigned its rights and obligations to the Swedish Export Credit Corporation (AB Svensk Exportkredit) supported by EKN on December 10, 2008. The amount of US$8 million, US$13 million and US$1 million were drawn on December 15, 2008, August 5, 2009 and September 1, 2009, respectively. This facility is payable semi-annually in ten equal installments commencing six months from December 10, 2008. As at December 31, 2009, the outstanding balance under the facility amounted to US$19 million (US$18 million, net of unamortized debt discount of US$1 million) or Php892 million (Php860 million, net of unamortized debt discount of Php32 million).

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at December 31, 2009 and 2008:

Principal Amount	Interest Rate	Maturity Date	2009 (Unaudited)			2008 (Audited)
			(in millions)
US$245,399,000	8.350%	March 6, 2017	US$	242	Php11,256	US$	291	Php13,896
US$145,789,000	11.375%	May 15, 2012		143	6,620		155	7,380
US$113,786,000	10.500%	April 15, 2009		–	–		114	5,417

			US$	385	Php17,876	US$	560	Php26,693

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, the aggregate of Piltel’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of unamortized debt discount amounting to Php7,464 million.

As at December 31, 2009, the outstanding balance of the Facility amounted to US$280 million (US$209 million, net of unamortized debt discount of US$71 million), or Php13,005 million (Php9,725 million, net of unamortized debt discount of Php3,280 million). The Facility will be payable in full on June 30, 2014.

GSM Network Expansion Facilities

On September 13, 2004, Smart signed a US$104 million five-year term loan facility to finance the related Phase 7 GSM equipment and services. The facility was awarded to ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers with Finnish Export Credit, Plc as the Lender. This facility is payable over five years in ten equal semi-annual payments starting May 2005. The final repayment was made in November 2009.

On August 8, 2005, Smart signed a US$30 million commercial facility with Nordic Investment Bank to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a five-year term loan payable semi-annually in ten equal installments with final repayment on July 11, 2011. The facility was drawn on July 11, 2006 for the full amount of US$30 million. As at December 31, 2009, the amount of US$12 million (US$11.97 million, net of unamortized debt discount of US$0.03 million), or Php557 million (Php556 million, net of unamortized debt discount of Php1 million), remained outstanding.

On August 10, 2005, Smart signed a loan facility for its GSM Phase 8 financing in the amount of US$70 million. The facility was awarded to the Bank of Tokyo Mitsubishi Ltd., Mizuho Corporate Bank Ltd., Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers, with Finnish Export Credit, Plc as the Lender. Smart opted to utilize only a total of US$67 million of which US$10 million and US$57 million were drawn on February 15, 2006 and March 13, 2006, respectively. The undrawn balance of US$3 million was cancelled. The facility is a five-year term loan payable in ten equal semi-annual installments with final repayment on September 1, 2010. As at December 31, 2009, US$14.62 million (US$14.6 million, net of unamortized debt discount of US$0.02 million), or Php679 million (Php678 million, net of unamortized debt discount of Php1 million), remained outstanding.

On July 31, 2006, Smart signed a U.S. Dollar term loan facility for US$44.2 million to partly finance the related Phase 9 GSM equipment and services contracts. The Lender is Finnish Export Credit, Plc with ABN AMRO Bank N.V., Standard Chartered Bank, Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank Ltd. as the Lead Arrangers. The facility is a five-year term loan payable in ten equal semi-annual installments with final repayment on July 15, 2011. The facility was drawn on November 10, 2006 for the full amount of US$44.2 million. As at December 31, 2009, US$17.68 million (US$17.64 million, net of unamortized debt discount of US$0.04 million), or Php821 million (Php819 million, net of unamortized debt discount of Php2 million), remained outstanding.

On October 16, 2006, Smart signed a U.S. Dollar term loan facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of US$50 million. The facility is a five-year loan payable in 18 equal quarterly installments commencing on the third quarter from initial drawdown date with final repayment on October 10, 2012. The facility was drawn on October 10, 2007 for the full amount of US$50 million. As at December 31, 2009, US$33.3 million, or Php1,547.5 million (Php1,547.1 million, net of unamortized debt discount of Php0.4 million), remained outstanding.

On October 10, 2007, Smart signed a US$50 million five-year term loan facility to finance the related Phase 10 GSM equipment and service contracts. The facility was awarded to Norddeutsche Landesbank Girozentrale Singapore Branch as the Original Lender with Standard Chartered Bank (Hong Kong) Ltd. as the Facility Agent. The full amount of the facility was drawn on March 10, 2008. The loan is payable over five years in ten equal semi-annual payments with final repayment on March 11, 2013. As at December 31, 2009, US$35 million (US$34.8 million, net of unamortized debt discount of US$0.2 million), or Php1,625 million (Php1,616 million, net of unamortized debt discount of Php9 million), remained outstanding.

On November 27, 2008, Smart signed a US$50 million five-year term loan facility to finance the Phase 10 GSM equipment and service contracts with Finnish Export Credit, Plc. The facility was awarded to ABN AMRO Bank N.V., Australia and New Zealand Banking Group Limited, Standard Chartered Bank, Mizuho Corporate Bank Ltd. as the Lead Arrangers. The loan is payable over five years in ten equal semi-annual installments with final repayment on January 23, 2014. The facility was initially drawn on January 23, 2009 in the amount of US$5 million and was subsequently fully drawn on May 5, 2009. As at December 31, 2009, US$45 million (US$44.3 million, net of unamortized debt discount of US$0.7 million), or Php2,089 million (Php2,058 million, net of unamortized debt discount of Php31 million), remained outstanding.

Other Term Loans

On July 1, 2004, CyMed availed itself of a five-year interest-bearing advance from an officer of CyMed to fund its operating expenses, including salaries and other incidental expenses. The outstanding balance of US$397 thousand, or Php19 million was paid in full on July 30, 2009.

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Norddeutsche Landesbank Girozentrale Singapore Branch to be used for the capital expenditure requirements of PLDT. Two separate drawings of US$50 million each was drawn from the facility on March 27, 2008 and April 10, 2008 and this term loan is payable over five years in ten equal semi-annual installments with final repayment on March 27, 2013. As at December 31, 2009, US$70 million, or Php3,250 million, remained outstanding.

On July 15, 2008, PLDT signed a loan agreement amounting to US$50 million with Bank of the Philippine Islands to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on July 21, 2008 in the amount of US$15 million and the balance of US$35 million was drawn on September 30, 2008 and this loan is payable in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on July 22, 2013. As at December 31, 2009, US$44 million, or Php2,048 million, remained outstanding.

On September 24, 2008, BOW signed an Islamic finance facility agreement granted by the Bank of London and the Middle East for a total of US$19 million, which will mature from June 30, 2013 to September 30, 2014. As at December 31, 2009, US$4 million, or Php186 million, remained outstanding and the aggregate undrawn balance was US$15 million.

Satellite Acquisition Loans

Mabuhay Satellite had an Omnibus Credit and Security Agreement with a syndicate of local banks, or the Banks, which includes a term loan to Mabuhay Satellite which will mature on various dates from 2007 to 2009. In 2009, the outstanding balance of the term loan of US$13 million, or Php610 million, was fully paid.

Philippine Peso Debts:

Fixed Rate Corporate Notes

Php5,000 Million Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5,000 million fixed rate corporate notes, comprised of Series A five-year notes amounting to Php3,800 million and Series B ten-year notes amounting to Php1,200 million. Proceeds from the issuance of these notes have been used primarily for Smart’s capital expenditures for network improvement and expansion. The amount of Php4,988 million (Php4,968 million, net of unamortized debt discount of Php20 million) remained outstanding as at December 31, 2009.

Php5,000 Million Fixed Rate Corporate Notes

On December 12, 2008, Smart issued a five-year term unsecured fixed rate corporate notes amounting to Php5,000 million. The facility has annual amortizations equivalent to 1% of the principal amount with the balance of 96% payable on December 13, 2013. Funds raised from the issuance of these notes were used primarily to finance Smart’s capital expenditures for network upgrade and expansion. The amount of Php4,950 million (Php4,907 million, net of unamortized debt discount of Php43 million) remained outstanding as at December 31, 2009.

Php5,000 Million Fixed Rate Corporate Notes

On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A five-year notes amounting to Php2,390 million, Series B seven-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,510 million. Proceeds from the facility will be used to finance capital expenditures of PLDT. The aggregate amount of Php5,000 million remained outstanding as at December 31, 2009.

Php7,000 Million Fixed Rate Corporate Notes

On December 10, 2009, PLDT issued Php7,000 million fixed rate corporate notes under a Notes Facility Agreement dated December 8, 2009, comprised of Series A 5.25-year notes amounting to Php5,050 million, Series B seven-year notes amounting to Php850 million, and Series C ten-year notes amounting to Php1,100 million. Proceeds from the facility will be used to finance capital expenditures and/or to refinance its loan obligations which were also used to finance capital expenditures for network expansion and improvement. The aggregate amount of Php7,000 million remained outstanding as at December 31, 2009.

Term Loans

Unsecured Term Loans

Php3,000 Million Corporate Notes

On June 29, 2009, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php3,000 million to finance capital expenditures. The facility is comprised of Php1,000 million Series A1 note payable in full in 1.5 years and Php1,000 million each for Series B1 and B2 notes payable in full in two years. The aggregate amount of Php2,000 million of Series A1 and B1 notes were drawn on July 8, 2009 while the amount of Php1,000 of Series B2 notes was drawn on September 1, 2009. The aggregate amount of Php3,000 million (Php2,988 million, net of unamortized debt discount of Php12 million) remained outstanding as at December 31, 2009.

Php2,500 Million Term Loan Facility

On August 14, 2006, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company amounting to Php2,500 million to finance the related Phase 9 GSM facility. The facility is payable over five years in 18 equal quarterly installments commencing on the third quarter from initial drawdown date with final repayment on December 9, 2011. The facility was drawn on December 11, 2006. The outstanding balance of this loan as at December 31, 2009 amounted to Php1,111 million (Php1,109 million, net of unamortized debt discount of Php2 million).

Php400 Million and Php20 Million Refinancing Loans

On May 22, 2007, PLDT signed loan agreements with The Philippine American Life and General Insurance Company for Php400 million and The Philam Bond Fund, Inc. for Php20 million to refinance their respective participations in the ten-year note under the Php1,270 million Fixed Rate Corporate Notes which were repaid on June 12, 2007. Both refinancing loans will mature on June 12, 2014. The amounts of Php400 million and Php20 million remained outstanding as at December 31, 2009.

Php2,500 Million Term Loan Facility

On October 21, 2008, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance capital expenditures for an amount of Php2,500 million, which was drawn in full on November 13, 2008. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on November 13, 2013. The amount of Php2,500 million (Php2,492 million, net of unamortized debt discount of Php8 million) remained outstanding as at December 31, 2009.

Php2,400 Million Term Loan Facility

On November 21, 2008, PLDT signed a loan agreement with Land Bank of the Philippines amounting to Php2,400 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 12, 2008 in the amount of Php500 million and the balance of Php1,900 million was subsequently drawn on May 20, 2009 and July 31, 2009 in two equal Php500 million tranches and on September 15, 2009 in the amount of Php900 million. The loan is payable over five years in ten equal semi-annual installments with final repayment on December 12, 2013. The total amount of Php2,044 million remained outstanding as at December 31, 2009.

Php3,000 Million Term Loan Facility

On November 26, 2008, PLDT signed a loan agreement with Union Bank of the Philippines amounting to Php3,000 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 22, 2008 in the amount of Php500 million and the balance of Php2,500 million was subsequently drawn on April 14, 2009. The loan is payable over five years in nine equal semi-annual installments commencing on the second semester from initial drawdown date with final repayment on December 23, 2013. The total amount of Php2,667 million remained outstanding as at December 31, 2009.

Php2,000 Million Term Loan Facility

On November 28, 2008, PLDT signed a loan agreement with Philippine National Bank amounting to Php2,000 million to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs. The initial drawdown under this loan was made on December 19, 2008 in the amount of Php500 million and the balance of Php1,500 million was subsequently drawn on January 30, 2009, February 27, 2009 and March 13, 2009 in three equal Php500 million tranches. The loan is payable over five years in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on December 19, 2013. The total amount of Php1,882 million remained outstanding as at December 31, 2009.

Php1,000 Million Term Loan Facility

On February 20, 2009, Smart signed a Philippine Peso term loan facility with China Trust (Philippines) Commercial Bank Corporation to finance capital expenditures for an amount of Php1,000 million, which was drawn in full on April 27, 2009. The facility is a five-year term loan payable in eight equal semi-annual installments starting on the eighteenth month from initial drawdown date. The first installment will commence on October 27, 2010 with final repayment on April 25, 2014. The amount of Php1,000 million (Php996 million, net of unamortized debt discount of Php4 million) remained outstanding as at December 31, 2009.

Php2,500 Million Term Loan Facility

On March 6, 2009, PLDT signed a loan agreement with Banco de Oro Unibank, Inc. amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 17, 2014. The amount of Php2,500 million was fully drawn on April 17, 2009 and remained outstanding as at December 31, 2009.

Php1,500 Million Term Loan Facility

On May 12, 2009, Smart signed a Philippine Peso term loan facility with Banco de Oro Unibank, Inc. amounting to Php1,500 million to finance capital expenditures. The amount of Php1,500 million (Php1,491 million, net of unamortized debt discount of Php9 million) was fully drawn on May 20, 2009 and remained outstanding as at December 31, 2009. The facility is a three-year loan payable in full upon maturity on May 20, 2012.

Php1,000 Million Term Loan Facility

On May 14, 2009, Smart signed a Philippine Peso term loan facility with Asia United Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 3, 2009. The facility is payable over five years in eight equal semi-annual installments commencing on the eighteenth month from initial drawdown date with final repayment on July 3, 2014. The amount of Php1,000 million (Php996 million, net of unamortized debt discount of Php4 million) remained outstanding as at December 31, 2009.

Php1,000 Million Term Loan Facility

On May 15, 2009, Smart signed a Philippine Peso term loan facility with Philippine National Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 2, 2009. The facility is a seven-year loan, payable in full upon maturity on July 2, 2016. The amount of Php1,000 million (Php995 million, net of unamortized debt discount of Php5 million) remained outstanding as at December 31, 2009.

Php2,500 Million Term Loan Facility

On June 8, 2009, PLDT signed a loan agreement with Rizal Commercial Banking Corporation amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization of 1% on the fifth and sixth year from initial drawdown date and the balance payable upon maturity on September 28, 2016. The amount of Php2,500 million was fully drawn on September 28, 2009 and remained outstanding as at December 31, 2009.

Php1,500 Million Term Loan Facility

On June 16, 2009, PLDT signed a loan agreement with Allied Banking Corporation amounting to Php1,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on September 15, 2014. The amount of Php1,500 million was fully drawn on September 15, 2009 and remained outstanding as at December 31, 2009.

Php500 Million Term Loan Facility

On June 29, 2009, PLDT signed a loan agreement with Insular Life Assurance Company, Ltd. amounting to Php500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan will mature on July 1, 2016. The amount of Php500 million was fully drawn on July 1, 2009 and remained outstanding as at December 31, 2009.

Php1,000 Million Term Loan Facility

On July 16, 2009, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance capital expenditures for an amount of Php1,000 million, which was drawn in full on August 3, 2009. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on August 1, 2014. The amount of Php1,000 million (Php996 million, net of unamortized debt discount of Php4 million) remained outstanding as at December 31, 2009.

Php2,000 Million Term Loan Facility

On September 18, 2009, PLDT signed a loan agreement with Bank of the Philippine Islands amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on October 27, 2014. The initial drawdown under this loan was made on October 26, 2009 in the amount of Php1,000 million and the balance of Php1,000 million was subsequently drawn on December 4, 2009. As at December 31, 2009, the outstanding balance of the loan was Php2,000 million.

Php1,000 Million Term Loan Facility

On November 23, 2009, PLDT signed a loan agreement with Bank of the Philippine Islands amounting to Php1,000 million to finance capital expenditures and/or refinance its obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on December 18, 2014. The amount of Php1,000 million was fully drawn on December 18, 2009 and remained outstanding as at December 31, 2009.

Secured Term Loans

Php150 Million Term Loan Facility

On June 7, 2007, BayanTrade obtained a medium term loan facility with Bank of the Philippine Islands amounting to Php150 million, which was fully availed of in December 2007. Each interest period will cover a 90-day period commencing on the initial drawdown date and the interest rate will be determined at the first day of each interest period and payable at the end of the interest period. The loan facility was obtained to facilitate the purchase of a subsidiary and to support its working capital requirements. The aggregate loan amount is due as follows: (a) 20% within the third year from first drawdown date; (b) 20% within the fourth year from first drawdown date; and
(c) 60% within the fifth year from first drawdown date. BayanTrade is given a right to repay the principal and the interest accruing thereon on each interest payment date or interest rate setting date without any prepayment penalty. BayanTrade and the bank has agreed to the following terms: (a) pledge of BayanTrade’s shares of stock with the subsidiary purchased at a collateral loan ratio of 2:1; (b) assignment of receivables at a collateral-to-loan of 2:1; and (c) negative pledge on other present and future assets of BayanTrade. As at December 31, 2009, the outstanding principal balance of the loan was Php139 million.

Php8 Million Term Loan Facility

On March 31, 2009, Level Up! secured a three-year loan facility with Asia United Bank amounting to Php8 million maturing on March 30, 2012. Principal is payable in twelve equal successive quarterly installments of Php673 thousand starting June 30, 2009 and every quarter thereafter. This loan has a floating interest rate payable every
30 days starting April 30, 2009. The loan is secured by the equipment where the proceeds of the loan were used. The amount of Php6 million remained outstanding as at December 31, 2009.

Notes Payable

On April 23, 2009, PLDT signed the notes facility agreement with BDO Private Bank, Inc. amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is comprised of a Php1,000 million Tranche A fixed rate note and a Php1,000 million Tranche B floating rate note, which were fully drawn on April 28, 2009 and remained outstanding as at December 31, 2009. Both tranches will mature on April 28, 2010.

As at December 31, 2009, SPi had an outstanding balance of short-term notes of US$6 million, or Php279 million which will mature on various dates from April 26, 2010 to June 4, 2010.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since as at December 31, 2009, approximately 46% of PLDT’s total consolidated debts was denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the Philippine peso.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) prepaying other debt; (c) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (d) creating any lien or security interest; (e) permitting set-off against amounts owed to PLDT; (f) merging or consolidating with any other company; (g) entering into transactions with stockholders and affiliates; and (h) entering into sale and leaseback transactions.

Further, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender; (f) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (g) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a consolidated debt to consolidated equity ratio of not more than 1.5:1.0, a consolidated debt to consolidated EBITDA ratio of not more than 3:1 and a debt service coverage ratio of not less than 1.5:1.0. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair guarantors’ ability to perform their obligations under its loan agreements.

As at December 31, 2009, we are in compliance with all of our debt covenants.

Obligations Under Finance Lease

The consolidated future minimum payments for finance leases as at December 31, 2009 are as follows:

Year	(in million pesos)
2010	53
2011	6
2012	5
2013 and onwards	3
Total minimum finance lease payments (Note 26)	67
Less amount representing interest	3

Present value of net minimum finance lease payments (Notes 3 and 28)	64
Less obligations under finance lease maturing within one year (Notes 9 and 28)	51

Long-term portion of obligations under finance lease (Notes 9 and 28)	13

Municipal Telephone Projects

As at December 31, 2009, PLDT had paid all of its obligations on the lease agreement (the “Financial Lease Agreement, or FLA”) with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in the province of Batangas established under the Municipal Telephone Act. In 1993, under the FLA, PLDT was granted the exclusive right to provide telecommunications management services, to expand telecommunications services, and to promote the use of the DOTC contracted facilities in certain covered areas for a period of 15 years. Title to the telecommunications facilities/properties has been transferred to PLDT as at December 31, 2009.

Piltel has an existing finance lease agreement for the Palawan Telecommunications System of the Municipal Telephone Project Office, or MTPO, with the DOTC. Presently, the 18 public calling office stations that were put up pursuant to the MTPO Contract are no longer working. The last payment by Piltel to the DOTC was in July 2000 and no payments have been made since. Piltel made several attempts to pre-terminate the MTPO Contract in letters to the DOTC where Piltel also manifested its willingness to discuss mutually beneficial compromise agreements for the pre-termination.

The DOTC denied Piltel’s petition and reiterated a provision in the MTPO Contract that the pre-termination will result in the imposition of sanctions in the form of liquidated damages not exceeding Php23 million.

Piltel maintains that it had pre-terminated the MTPO Contract as early as 2003, and that the issue of Piltel’s pre-termination of the MTPO Contract be referred for arbitrations in accordance with the provisions of the MTPO Contract.

On May 8, 2009, Piltel filed with the Philippine Dispute Resolution Center, Inc., or PDRCI, a Request for Arbitration against the DOTC for the PDRCI to commence the formation of the tribunal and such other procedures required under the PDRCI rules. In the Request for Arbitration, Piltel prayed for the following: (1) as interim relief: Ordering the DOTC to cease and desist from enforcing collection and charging additional interests and penalties against Piltel pending the resolution of the arbitration proceedings; and (2) as final relief: (a) ordering the suspension of the MTPO Contract; (b) ordering the termination of the MTPO Contract as at March 20, 2003 and holding Piltel free from any liability for non-performance of the obligations thereunder from March 20, 2003; and (c) ordering the DOTC to pay Piltel attorney’s fees and the expenses and cost of arbitration.

The case is currently pending with the PDRCI. Piltel continues to receive Statements of Account from the DOTC, the latest of which is dated January 4, 2010, alleging an unpaid amount of Php38 million (inclusive of interest and penalty charges) as at December 31, 2009. The related finance lease obligation is classified as a current liability in our consolidated statement of financial position.

Other Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT, Smart and ePLDT have finance lease obligations in the aggregate amount of Php24 million as at December 31, 2009 in respect of office equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

Preferred Stock Subject to Mandatory Redemption

The movements of PLDT’s preferred stock subject to mandatory redemption for December 31, 2009 and 2008 are as follows:

	2009 (Unaudited)			2008 (Audited)
	Series V	Series VI	Total	Series V	Series VI	Total
	(in million pesos)
Balance at beginning of year	2	7	9	49	966	1,015
Conversion (Note 29)	(2)	(7)	(9)	(50)	(1,027)	(1,077)
Accretion	–	–	–	3	36	39
Revaluation	–	–	–	–	32	32

Balance at end of year (Notes 26 and 28)	–	–	–	2	7	9

PLDT had issued 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As discussed below, as at December 31, 2006, all shares of Series VII Convertible Preferred Stock had been converted. Shares of Series V and VI Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share and US$0.397 per share, respectively. Each share of Series V and VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. Shares of Series V and VI Convertible Preferred Stock which are outstanding on the seventh anniversary of the issue date thereof will be mandatorily converted into shares of PLDT’s common stock on the date immediately following such anniversary date. Under a put option exercisable for 30 days following the mandatory conversion, holders of shares of PLDT’s common stock received on mandatory conversion of the shares of Series V and VI Convertible Preferred Stock will be able to require PLDT to purchase such shares of PLDT’s common stock for Php1,700 per share and US$36.132 per share, respectively.

The Series V Convertible Preferred Stock was designated as a compound instrument consisting of liability and equity components. The fair value of the Series V Convertible Preferred Stock was determined on the issue date, of which the fair value of the liability component as at date of issuance is recorded as “Preferred stock subject to mandatory redemption” account and is included under the “Interest-bearing financial liabilities” in our consolidated statements of financial position. The residual amount was assigned as the equity component.

The cost of each foreign currency component of the Series VI Convertible Preferred Stock was designated as a debt instrument with embedded call options. The fair value of the Series VI Convertible Preferred Stock was determined on the issue date, of which the fair value of embedded call options was bifurcated and accounted for separately. The residual amount was assigned as a liability component and recorded as “Preferred stock subject to mandatory redemption” account and is included under the “Interest-bearing financial liabilities” in our consolidated statements of financial position. See Note 28 – Financial Assets and Liabilities.

The difference between the amount designated as liability components of the Series V and VI Convertible Preferred Stock at issue date and the aggregate redemption value is accreted over the period up to the put option date using the effective interest rate method. Accretions added to preferred stock subject to mandatory redemption and charged to interest for the years ended December 31, 2008 and 2007 amounted to Php39 million and Php141 million, respectively. There were no accretions added to preferred stock subject to mandatory redemption for the year ended December 31, 2009.

Preferred stock subject to mandatory redemption amounted to Php9 million as at December 31, 2008 after revaluation of Series VI Convertible Preferred Stock to the exchange rates at the end of the reporting periods and after giving effect to the above accretions, conversions and additional issuances. As at December 31, 2009 and 2008, 12 million shares each of the Series V, VI and VII Convertible Preferred Stock had been voluntarily and/or mandatorily converted into             shares of PLDT’s Common Stock. On June 5, 2008 (the “Mandatory Conversion Date”), PLDT’s outstanding shares of Series V and VI Convertible Preferred Stock issued on June 4, 2001 were mandatorily converted into shares of Common Stock of PLDT at a ratio of 1:1. The remaining 122 shares of Series V Convertible Preferred Stock which were originally issued on August 22, 2002 were voluntarily converted into common shares on July 23, 2009, prior to the scheduled mandatory conversion on August 23, 2009. The remaining 4 thousand shares of Series VI Convertible Preferred Stock which were originally issued on November 8, 2002 were mandatorily converted into common shares on November 9, 2009. As at December 31, 2009, all of the 3 million shares, 5 million shares and 4 million shares of the Series V, VI and VII Convertible Preferred Stock, respectively, had been voluntarily and/or mandatorily converted into shares of PLDT’s common stock. The redemption value of the outstanding shares of the Series V and VI Convertible Preferred Stock amounted to Php9 million as at December 31, 2008. See Note 26 – Contractual Obligations and Commercial Commitments.

The corresponding dividends on these shares charged as interest expense amounted to Php99 thousand, Php4 million and Php17 million for the years ended December 31, 2009, 2008 and 2007, respectively. See Note 5 – Income and Expenses and Note 8 – Earnings Per Common Share.

21.	Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Accrual of capital expenditures under long-term financing	11,966	8,650
Provision for asset retirement obligations (Notes 3 and 9)	1,204	1,100
Contingent consideration for business acquisitions – net of current portion (Notes 13, 14 and 23)	1,193	593
Unearned revenues (Note 23)	66	190
Others	9	49

	14,438	10,582

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year.

The following table summarizes all changes to the liabilities on asset retirement obligations as at December 31, 2009 and 2008:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations at beginning of year	1,100	952
Accretion expenses	94	85
Additional liability recognized during the year (Note 29)	17	70
Settlement of obligations	(7)	(7)

Provision for asset retirement obligations at end of year (Note 3)	1,204	1,100

Contingent Consideration for Business Acquisitions

Contingent consideration for business acquisitions were recognized in relation to SPi’s acquisition cost of Springfield and Laguna Medical on April 12, 2007 and August 31, 2009, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 13 – Business Combinations and Acquisition of Non-Controlling Interests, Note 14 – Goodwill and Intangible Assets and Note 23 – Accrued Expenses and Other Current Liabilities.

SPi acquired 100% of Springfield plus contingent consideration with fair value at acquisition date of US$18 million, or Php894 million. As at December 31, 2009 and 2008, the adjusted fair value of contingent consideration, as revised after effecting adjustments on forecasted earn-out and accretion, amounted to US$20.5 million, or Php951 million, and US$15 million, or Php720 million, respectively. The effect of the adjustment on forecasted earn-out in the fair value of contingent consideration, which recognized as goodwill adjustment, was an increase of US$3 million, or Php132 million, and a decrease of US$4 million, or Php162 million, for the years ended December 31, 2009 and 2008, respectively.

SPi acquired 80% of Laguna Medical with a mandatory Put-Call option for the right to call the remaining 20% of the outstanding common stock of Laguna Medical. The estimated fair value of the contingent consideration from the mandatory Put-Call option at the acquisition date amounted to US$5.4 million, or Php257 million. As at December 31, 2009, the adjusted fair value of contingent consideration after the accretion from August 31, 2009 to December 31, 2009, amounted to US$5.5 million, or Php256 million, respectively.

Movements in contingent consideration for business acquisitions are as follows:

	2009 (Unaudited)		2008 (Audited)
	U.S. Dollar	Php	U.S. Dollar	Php
	(in millions)
Balance at beginning of year	15	720	25	1,048
Business combinations (Note 13)	8	389	(4)	(162)
Accretion for the year	3	142	3	137
Payments	–	(13)	(9)	(379)
Translation	–	(31)	–	76

Balance at end of year	26	1,207	15	720
Less current portion of contingent consideration for business acquisitions (Note 23)	–	14	3	127

Noncurrent portion of contingent consideration for business acquisitions	26	1,193	12	593

22.	Accounts Payable

This account consists of:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Suppliers and contractors (Notes 26 and 28)	14,975	14,131
Carriers (Notes 26 and 28)	1,937	1,780
Taxes (Notes 27 and 28)	1,894	1,970
Related parties (Notes 24, 26 and 28)	233	120
Others	562	267

	19,601	18,268

23.	Accrued Expenses and Other Current Liabilities

This account consists of:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Accrued utilities and related expenses (Notes 24, 26 and 28)	17,549	13,504
Accrued employee benefits (Notes 3, 25, 26 and 28)	8,074	2,928
Unearned revenues (Note 21)	4,588	4,249
Accrued taxes and related expenses (Notes 26 and 27)	1,941	1,398
Accrued interests and other related costs (Notes 20, 26 and 28)	1,167	1,212
Installment payable for purchase of equity investment (Note 13)	65	–
Current portion of contingent consideration for business acquisitions (Notes 13, 14 and 21)	14	127
Others (Note 10)	2,048	963

	35,446	24,381

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

24.	Related Party Transactions

a.	Air Time Purchase Agreement between PLDT and AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998 (as amended, the “Original ATPA”), PLDT was granted the exclusive right to sell AIL services, through ACeS Philippines, as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time (the “Minimum Air Time Purchase Obligation”) annually over ten years commencing on January 1, 2002 (the “Minimum Purchase Period”), the purported date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period (the “Supplemental Air Time Purchase Obligation”).

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the term sheet negotiated with the relevant banks (the “Amended ATPA”). Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT (the “Amended Minimum Air Time Purchase Obligation”) to purchase from AIL a minimum of US$500 thousand worth of air time annually over a period ending upon the earlier of:
(i) the expiration of the Minimum Purchase Period; and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date. Moreover, pursuant to a letter of confirmation, dated February 1, 2007, the banks released and discharged PLDT and ACeS Philippines and their respective subsidiaries from any and all obligations and liabilities under the Original ATPA and related agreements.

Moreover, in accordance with the above contractual arrangements, ACeS Philippines acquired: (i) from LMGT Holdings (ACeS), Inc., or LMGT, 50% of its equity interest in AIL for a consideration of US$0.75 million pursuant to a sale and purchase agreement entered into on February 1, 2007; and (ii) from Tera Global Investment Ltd., or TGIL, for a nominal consideration, 50% of TGIL’s interest in a promissory note issued by AIL, or the Transferred AIL Note, which 50% interest represents an aggregate amount of US$44 million together with related security interests pursuant to a sale agreement entered into on February 1, 2007. Immediately thereafter, a portion of the Transferred AIL Note was converted into shares of AIL and the balance was converted into non-interest bearing convertible bonds of AIL. As a result of these transactions, ACeS Philippines’ equity holdings in AIL increased from 20% in 2006 to 36.99% as at December 31, 2009. See Note 10 – Investments in Associates and Joint Ventures.

Total fees under the Amended ATPA amounted to Php158 million, Php168 million and Php160 million for the years ended December 31, 2009, 2008 and 2007, respectively. As at December 31, 2009 and 2008, outstanding obligations of PLDT under the Amended ATPA amounted to Php114 million and Php170 million, respectively. See Note 5 – Income and Expenses.

b.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. The rates charged by Meralco are the same as those with unrelated parties. Total electricity costs amounted to Php911 million for the period from July 15, 2009 (the date when Piltel acquired 20% equity interest in Meralco) to December 31, 2009. As at December 31, 2009, outstanding utilities payable amounted to Php188 million.

PLDT and Smart entered into a Pole Attachment Contracts with Meralco, wherein PLDT and Smart shall lease Meralco’s pole spaces for our cable network facilities to save us from the expenditures and burden of erecting and maintaining our own poles. Total fees under these contracts amounted to Php67 million for the period from July 15, 2009 to December 31, 2009. As at December 31, 2009, outstanding obligations under these contracts amounted to Php135 million.

c.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 are as follows:

1.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DoCoMo

In connection with the transfer by NTT Communications of approximately 12.6 million             shares of PLDT’s common stock to NTT DoCoMo pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and NTT DoCoMo, the FP Parties, NTT Communications and NTT DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DoCoMo, including:

•	certain contractual veto rights over a number of major decisions or transactions; and

•	rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•	Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DoCoMo. Each of NTT Communications and NTT DoCoMo has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•	Limitation on Competition. NTT Communications, NTT DoComo and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DoCoMo with the same opportunity to enter into such agreement with PLDT or Smart or any of Smart’s subsidiaries, as the case may be.

•	Business Cooperation. PLDT and NTT DoCoMo agreed in principle to collaborate with each other on the business development, roll-out and use of a W-CDMA mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will: (i) become a member of a strategic alliance group for international roaming and corporate sales and services; and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DoCoMo.

•	Additional Rights of NTT DoCoMo. Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DoCoMo and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DoCoMo has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DoCoMo is entitled to nominate one additional NTT DoCoMo nominee to the Board of Directors of each PLDT and Smart;

2.	PLDT must consult NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DoCoMo, or which NTT DoCoMo has announced publicly an intention to carry on;

3.	PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.	PLDT must first consult with NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

As at December 31, 2009, NTT Communications and NTT DoCoMo together beneficially owned approximately 21% of PLDT’s outstanding common stock.

•	Change in Control. Each of NTT Communications, NTT DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DoCoMo, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time to time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares who announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT, as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not be reasonably satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DoCoMo in good faith whether such person should be considered a Hostile Transferee.

•	Termination. If NTT Communications, NTT DoCoMo or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

2.	Integrated i-mode Services Package Agreement between NTT DoCoMo and Smart

An Integrated i-mode Services Package Agreement was entered into by Smart and NTT DoCoMo on February 15, 2006, under which NTT DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode services package including a non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from NTT DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. There was no royalty fees for the year ended December 31, 2009 while total royalty fees charged to operations under this agreement amounted to Php55 million and Php88 million for the years ended December 31, 2008 and 2007, respectively. Smart has no outstanding obligation under this agreement as at December 31, 2009 and 2008.

3.	Advisory Service Agreement between NTT DoCoMo and PLDT

An Advisory Services Agreement was entered into by NTT DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement amounted to Php75 million, Php76 million and Php73 million for the years ended December 31, 2009, 2008 and 2007, respectively. As at December 31, 2009 and 2008, outstanding liability of PLDT under this agreement amounted to Php6 million and Php7 million, respectively.

4.	Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•	Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;

•	Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines;

•	Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses; and

•	Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.

Total fees under these agreements amounted to Php114 million, Php99 million and Php104 million for the years ended December 31, 2009, 2008 and 2007, respectively. As at December 31, 2009 and 2008, outstanding obligations of PLDT under these agreements amounted to Php39 million and Php11 million, respectively.

5.	Agreements between Smart and Asia Link B.V., or ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which upon its expiration on February 23, 2008 was renewed until February 23, 2012 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to 1% of the consolidated net revenues of Smart. Total service fees charged to operations under this agreement amounted to Php634 million, Php630 million and Php656 million for the years ended December 31, 2009, 2008 and 2007, respectively. As at December 31, 2009 and 2008, outstanding obligations of Smart under this agreement amounted to Php188 million and Php8 million, respectively.

6.	Agreements Relating to Insurance Companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php404 million, Php419 million and Php339 million for the years ended December 31, 2009, 2008 and 2007, respectively. Two directors of PLDT have direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type is as follows:

	2009	2008	2007
	(Unaudited)	(Audited)
	(in million pesos)
Short-term employee benefits	593	498	549
Share-based payments (Note 25)	418	233	299
Post-employment benefits (Note 25)	33	24	58

Total compensation paid to key officers of the PLDT Group	1,044	755	906

In 2008, each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php125 thousand for each meeting of the board attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and technology strategy committees is entitled to a fee in the amount of Php50 thousand for each committee meeting attended.

On January 27, 2009, the Board of Directors of PLDT approved the increase in director’s fee to Php200 thousand for board meeting attendance and to Php75 thousand for Board Committee meeting attendance. The director’s fee was last adjusted in July 1998.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

25.	Share-based Payments and Employee Benefits

Executive Stock Option Plan, or ESOP

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an ESOP and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common stock to subscribe for any issue of up to approximately 1 million common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice-President up to the President, executives with the rank of Manager up to Assistant Vice-President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of shareholder value, align the option holders’ interests with those of the stockholders of PLDT, and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1.3 million shares of common stock of PLDT were reserved as underlying option shares under the ESOP in 1999.

Movements in the number of stock options outstanding under the ESOP are as follows:

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of year	18,341	26,758
Exercised shares	(18,340)	(8,417)
Forfeiture	(1)	–

Balance at end of year	–	18,341

As at December 31, 2009, a total of 870 thousand shares were acquired by certain officers and executives who exercised their options, at an exercise price of Php814 per share.

The fair value of the ESOP was estimated at the date of grant using an option pricing model, which considered annual stock volatility, risk-free interest rate, expected life of the option, exercise price of Php814 per share, and a weighted average price of Php870 and Php315 per share for the 1999 and 2002 grants, respectively, as at valuation date. Share options became fully vested in 2004. Total fair value of shares granted amounted to Php359 million as at December 31, 2009.

LTIP

On August 3, 2004, PLDT’s Board of Directors approved the establishment of a Long-term Incentive Plan, or Original LTIP, for eligible key executive officers and advisors of PLDT and its subsidiaries, which is administered by the Executive Compensation Committee. The Original LTIP was a four-year cash-settled share-based plan covering the period from January 1, 2004 to December 31, 2007, or the Performance Cycle. The payment was intended to be made at the end of the Performance Cycle (without interim payments) and contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the Performance Cycle and a cumulative consolidated net income target for the Performance Cycle.

On August 28, 2006, the PLDT’s Board of Directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, a new LTIP, or New LTIP, upon endorsement of the Executive Compensation Committee, was approved by the Board of Directors to cover the period from January 1, 2007 to December 31, 2009, or the New Performance Cycle. As a result of the establishment of the New LTIP, the Board of Directors also approved the early vesting of the Original LTIP by the end of 2006 for those of its participants who were invited and chose to join the New LTIP. Participants in the Original LTIP who were not invited to join the New LTIP, or who were invited but chose not to join, remained subject to the Original LTIP and its original vesting schedule.

The total number of SARs awarded under the New LTIP as at December 31, 2009 was approximately 4 million shares which will be paid in 2010.

The fair value of the New LTIP was estimated using an option pricing model, which considered annual stock volatility, risk-free interest rates, dividends yield, the remaining life of options and share price of Php2,237. The computed incentive cost per share based on the option pricing level is Php960 as at December 31, 2008. The strike price as at December 31, 2009, which is the end of the Performance Cycle, is Php2,620. The value of the reward to be settled in 2010 and accrued as at December 31, 2009, was computed in accordance with the formula prescribed in LTIP, subject to the minimum and maximum award level to be granted, following the terms and formula as described therein. Cost per share as at December 31, 2009 amounted to Php1,029 which was based on the computed minimum award level. The fair value of the LTIP recognized as expense for the years ended December 31, 2009, 2008 and 2007 amounted to Php1,833 million, Php1,281 million and Php1,448 million, respectively. As at December 31, 2009 and 2008, outstanding LTIP liability amounted to Php4,582 million and Php2,749 million, respectively. See Note 3 – Management’s Use of Judgments, Estimates and Assumptions, Note 5 – Income and Expenses, Note 23 – Accrued Expenses and Other Current Liabilities and Note 26 – Contractual Obligations and Commercial Commitments.

Pension

Defined Benefit Pension Plans

We have defined benefit pension plans, covering substantially all of our permanent and regular employees, excluding those of Smart and its subsidiary, I-Contacts, which require contributions to be made to a separate administrative fund.

Our actuarial valuation is performed at the end of each reporting period. The accrued (prepaid) benefit cost and net periodic benefit cost as at and for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
	(in million pesos)
Change in present value of defined benefit obligation:
Present value of defined benefit obligation at beginning of year	10,917	10,160	13,314
Interest costs	1,193	834	996
Current service cost	643	600	777
Actuarial loss (gain) on obligation	4,720	(101)	(4,788)
Liabilities of newly acquired subsidiaries	19	–	–
Actual benefits paid	(93)	(576)	(566)
Curtailment	–	–	427
Present value of defined benefit obligation at end of year	17,399	10,917	10,160

Change in plan assets:
Fair value of plan assets at beginning of year	7,168	8,519	5,768
Actual contributions	8,866	914	1,515
Expected return on plan assets	673	865	644
Actual benefits paid	(90)	(575)	(565)
Actuarial gain (loss) on plan assets	3,363	(2,555)	1,157

Fair value of plan assets at end of year	19,980	7,168	8,519

Unfunded (surplus) status – net	(2,581)	3,749	1,641
Unrecognized net actuarial gain (loss) (Note 3)	(2,474)	(1,126)	1,344
	(5,055)	2,623	2,985
Accrued benefit costs (Note 3)	359	2,623	2,985

Prepaid benefit costs (Notes 3 and 18)	5,414	–	–

Components of net periodic benefit cost:
Interest cost	1,193	834	996
Current service cost	643	600	777
Net actuarial loss (gain) recognized for the year	(3)	(11)	89
Expected return on plan assets	(673)	(865)	(644)
Curtailment loss	–	–	416
Amortizations of unrecognized net transition obligation	–	–	1

Net periodic benefit cost (Notes 3 and 5)	1,160	558	1,635

Actual return on plan assets amounted to gain of Php4,036 million and Php1,801 million for the years ended December 31, 2009 and 2007, respectively, and loss of Php1,690 million for the year ended December 31, 2008.

The weighted average assumptions used to determine pension benefits as at December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
	(Unaudited)	(Audited)
Average remaining working years of covered employee	18	20	21
Expected rate of return on plan assets	12%	9%	10%
Discount rate	9%	11%	8%
Rate of increase in compensation	9%	10%	7%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

As at December 31, 2009 and 2008, the assets of the beneficial trust fund established for PLDT’s pension plan include investments in shares of stocks of PLDT and Piltel with total fair values aggregating Php430 million and Php1,935 million, respectively, which represent about 2% and 27%, respectively, of such beneficial trust fund’s assets available for plan benefits.

The Board of Trustees of the beneficial trust fund uses an investment approach of mixed equity and fixed income investments to maximize the long-term expected return of plan assets. The investment portfolio has been structured to achieve the objective of regular income with capital growth and out-performance of benchmarks. A majority of the investment portfolio consists of various equity securities and fixed income debt securities, while the remaining portion consists of multi-currency investments.

The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan as at December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
	(Unaudited)	(Audited)
Investments in listed and unlisted equity securities	78%	51%	60%
Investments in debt and fixed income securities	9%	27%	21%
Investments in temporary placements	7%	8%	5%
Investments in real estate	5%	9%	8%
Investments in mutual funds	1%	5%	6%
	100%	100%	100%

Total contribution of PLDT to the pension plan for the years ended December 31, 2009 and 2008 amounted to Php8,848 million and Php914 million, respectively. The Php8,848 million contribution to the benefit trust fund was used to invest in various listed and unlisted equity securities. As a result of the contributions in 2009, PLDT expects substantial reduction in net periodic benefit cost moving forward. In addition, PLDT does not expect to make contributions to the beneficial trust fund in the next few years.

Defined Contribution Plan

Smart and I-Contacts contributions to the plan are made based on the employee’s years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and I-Contacts regularly monitor compliance with R.A. 7641, otherwise known as “The Retirement Pay Law”. As at December 31, 2009 and 2008, Smart and I-Contacts were in compliance with the requirements of R.A. 7641.

The plan’s investment portfolio seeks to achieve regular income and long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities while 10% to 40% is allotted to equity securities.

The allocation of the fair value of the beneficial trust fund’s assets for Smart and I-Contacts pension plan as at December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
	(Unaudited)	(Audited)
Investments in debt and fixed income securities	61%	68%	57%
Investments in listed and unlisted equity securities	34%	23%	35%
Others	5%	9%	8%
	100%	100%	100%

Smart and I-Contacts currently expect to make approximately Php190 million of cash contributions to their pension plans in 2010.

Pension Benefit Cost

Total consolidated pension benefit cost is as follows:

	2009	2008	2007
	(Unaudited)	(Audited)
	(in million pesos)
Expense recognized for defined benefit plans	1,160	558	1,635
Expense recognized for defined contribution plans	146	167	138
Total expense recognized for consolidated pension benefit costs (Notes 3 and 5)	1,306	725	1,773

26.	Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our consolidated contractual undiscounted obligations outstanding as at December 31, 2009 and 2008:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2009 (Unaudited)
Debt(1):	130,075	5,241	56,398	38,073	30,363
Principal	102,587	4,876	40,226	31,953	25,532
Interest	27,488	365	16,172	6,120	4,831
Lease obligations:	7,564	3,778	1,956	994	836
Operating lease	7,497	3,730	1,940	991	836
Finance lease	67	48	16	3	–
Unconditional purchase obligations(2)	834	137	279	279	139
Other obligations:	64,456	44,322	15,528	826	3,780
Derivative financial liabilities(3):	4,759	–	2,153	789	1,817
Long-term currency swaps	4,759	–	2,153	789	1,817
Various trade and other obligations:	59,697	44,322	13,375	37	1,963
Suppliers and contractors	26,941	14,975	11,966	–	–
Utilities and related expenses	14,737	14,687	18	5	27
Employee benefits	8,082	8,082	–	–	–
Customers’ deposits	2,166	–	198	32	1,936
Carriers	1,937	1,937	–	–	–
Dividends	1,749	1,749	–	–	–
Others	4,085	2,892	1,193	–	–

Total contractual obligations	202,929	53,478	74,161	40,172	35,118

December 31, 2008 (Audited)
Debt(1):	99,915	8,201	31,500	26,744	33,470
Principal	78,486	7,629	19,916	21,978	28,963
Interest	21,429	572	11,584	4,766	4,507
Lease obligations:	7,235	2,727	1,608	1,265	1,635
Operating lease	7,164	2,667	1,601	1,261	1,635
Finance lease	71	60	7	4	–
Unconditional purchase obligations(2)	762	24	167	286	285
Other obligations:	50,815	33,162	11,630	1,816	4,207
Mandatory conversion and purchase of shares	9	9	–	–	–
Derivative financial liabilities(3):	6,207	108	2,003	1,768	2,328
Long-term currency swaps	6,099	–	2,003	1,768	2,328
Forward foreign exchange contracts	69	69	–	–	–
Long-term foreign currency options	39	39	–	–	–
Various trade and other obligations:	44,599	33,045	9,627	48	1,879
Suppliers and contractors	22,781	14,131	8,650	–	–
Utilities and related expenses	11,376	11,346	27	1	2
Employee benefits	2,925	2,925	–	–	–
Customers’ deposits	2,251	–	327	47	1,877
Carriers	1,780	1,780	–	–	–
Dividends	1,379	1,379	–	–	–
Others	2,107	1,484	623	–	–

Total contractual obligations	158,727	44,114	44,905	30,111	39,597

(1)	Consist of notes payable and long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.

(2)	Based on the Amended ATPA with AIL.

(3)	Gross liabilities before any offsetting application.

Long-term Debt

See Note 20 – Interest-bearing Financial Liabilities for a detailed discussion of our long-term debt.

Operating Lease Obligations

Agreement for Space Segment Services with ProtoStar

On September 16, 2008, PLDT entered into a Space Segment Services Agreement with ProtoStar pursuant to which ProtoStar is required to make available to PLDT space segment services relating to a customized payload on the ProtoStar I satellite consisting of four 36 MHz non-preemptive C-band transponders and one additional non-preemptive extended C-band transponder for a total consideration of US$1.1 million per quarter. The term of the agreement will commence on January 1, 2011, or such earlier or later date as may be mutually agreed by both parties and unless previously terminated will continue for a period of seven years thereafter. As at
December 31, 2008, the contractual obligations of PLDT under this agreement amounted to approximately Php1,468 million. On May 15, 2009, PLDT formally advised ProtoStar that it will not exercise its option to purchase ProtoStar’s Series C Preferred Shares and that it has elected to apply the US$27.5 million as Priority Deposit under the Space Segment Services Agreement, which amount is deemed as full prepayment of the space segment services under said agreement. On July 29, 2009, ProtoStar and its five affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. The cases are pending before the United States Bankruptcy Court for the District of Delaware. PLDT is actively participating in the ProtoStar bankruptcy cases through a legal counsel to preserve the value of its prepayment. An auction of ProtoStar’s ProtoStar I satellite was held in October 2009 and of ProtoStar’s ProtoStar II satellite in December 2009, the proceeds of which are to be distributed first to ProtoStar’s secured lenders and the balance, if any, to its unsecured lenders, once the bankruptcy court has finally determined over the objection and challenge of the unsecured lenders, that the secured lenders have perfected their security over said assets and are entitled to priority in payment. On this basis, we recognized a full impairment provision of US$27.5 million, or Php1,304 million, in 2009 with respect of our prepayments on the Space Segment Services. See Note 18 – Prepayments.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius

PLDT entered into a license agreement with Mobius pursuant to which Mobius granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, PLDT may purchase maintenance services for a fee of 15% of the current published license fee. As at December 31, 2009 and 2008, PLDT’s aggregate remaining obligations under these agreement amounted to approximately Php40 million and Php20 million, respectively.

Other Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunication equipment locations and various office equipment amounting to Php7,457 million and Php5,676 million as at December 31, 2009 and 2008, respectively.

Finance Lease Obligations

See Note 20 – Interest-bearing Financial Liabilities for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 24 – Related Party Transactions for a detailed discussion of PLDT’s obligation under the Original ATPA and the Amended ATPA.

As at December 31, 2009 and 2008, PLDT’s aggregate remaining minimum obligation under the Amended ATPA is approximately Php834 million and Php762 million, respectively.

Other Obligations

Mandatory Conversion and Purchase of Shares

As discussed in Note 20 – Interest-bearing Financial Liabilities, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As at December 31, 2009, all of the 3 million shares, 5 million shares and 4 million shares of the Series V, VI and VII Convertible Preferred Stock, respectively, had been voluntarily and/or mandatorily converted into shares of PLDT’s common stock. See Note 20 – Interest-bearing Financial Liabilities.

Derivative Financial Liabilities

See Note 28 – Financial Assets and Liabilities for the detailed discussion of our derivative financial liabilities.

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits related obligations, and various business and operational related agreements. As at December 31, 2009 and 2008, total obligations under these various agreements amounted to approximately Php59,697 million and Php44,599 million, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

As at December 31, 2009 and 2008, our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php1,317 million and Php1,634 million, respectively. These commitments will expire within one year.

See Note 28 – Financial Assets and Liabilities for discussion of Liquidity Risk Management.

27.	Provisions and Contingencies

NTC Supervision and Regulation Fees, or SRF

Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, PLDT and the NTC had been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s opinion, which was upheld by the Court of Appeals, but, as set forth below, rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on PLDT’s capital stock subscribed and paid. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as a basis not only capital stock subscribed or paid but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing/implementing its assessment until the resolution of the said issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion that was based on stock dividends.

The Supreme Court, in a resolution promulgated on December 4, 2007, upheld the NTC assessment of SRF based on outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT in February 2008, the NTC assessed the total amount of SRF due from PLDT to be Php2,870 million. On April 3, 2008, PLDT complied with the Supreme Court resolution by paying the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million to the NTC. PLDT protested and disputed NTC’s assessments in the total amount of Php2,870 million which included penalties and NTC’s computation thereof which PLDT believes is contrary to applicable laws and without any legal basis. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded for payment of the balance of their assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals (the “Petition”) praying that the NTC be restrained from enforcing or implementing its assessment letter of February 2008, and demand letters dated April 14, 2008 and June 18, 2008, all demanding payment of SRF including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said assessment letter and demand letters. On September 8, 2008, the Solicitor General, as counsel of, and representing, the NTC, filed its Comment on the Petition. On September 22, 2008, PLDT filed its Reply (To the Comment of the NTC).

On January 26, 2010, the Supreme Court issued a resolution directing the parties to submit their respective memoranda within 15 days from notice thereof. PLDT received the said resolution on February 2, 2010. Hence, PLDT had 15 days from receipt of the January 26, 2010 resolution, or until February 17, 2010, within which to submit its memorandum. On February 17, 2010, PLDT filed a motion asking for an additional three days to file its memorandum. On February 18, 2010, PLDT filed its memorandum. We have yet to receive the memorandum for the NTC. With the submission of the parties’ respective memoranda, the petition will be deemed submitted for resolution.

PLDT’s Local Business and Franchise Tax Assessments

The Local Government Code of 1991, or Republic Act (R.A.) 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, the power to tax businesses within their territorial jurisdiction granted under Batas Pambansa 337, and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. 7082.

PLDT believes that the Public Telecommunications Policy Act, or R.A. 7925, which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A.7082, or the PLDT Franchise pursuant to Section 23 thereof or the equality of treatment clause. To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. 7160. However, on March 25, 2003, in a ruling relating to a tax assessment by the City of Davao, the Supreme Court decided that PLDT was not exempt from the local franchise tax.

Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, PLDT has paid as at December 31, 2009 a total amount of Php860 million for local franchise tax covering prior periods up to December 31, 2009.

As at December 31, 2009, PLDT has no contested assessments of LGUs for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT continues to contest the imposition of local business taxes in addition to local franchise tax by the Cities of Tuguegarao, Caloocan and Lucena in the amounts of Php1.9 million, Php6.2 million and Php4.0 million, respectively, for the years 1998 to 2003 for the City of Tuguegarao, for the year 2007 for the City of Caloocan and for the years 2004 to 2009 for the City of Lucena. In the case against the City of Tuguegarao, the Regional Trial Court, or RTC, rendered a decision stating that the City of Tuguegarao cannot impose local business tax on PLDT, there being no ordinance enacted for that purpose. The City of Tuguegarao has filed a Motion for Reconsideration which was denied by the court in its Order dated March 2, 2009. The City of Tuguegarao has filed a Notice of Appeal before the Court of Appeals. PLDT intends to file a motion to dismiss the said appeal on the ground of lack of jurisdiction. The appeal should have been filed before the Court of Tax Appeals and not with the Court of Appeals. In relation to the case against Caloocan City, the parties have entered into a compromise agreement during mediation which has been submitted to the court for its approval. The case against Lucena City was filed last June 18, 2009 and the parties are currently undergoing mediation process. Further to these cases, PLDT is also contesting the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction specifically that of the City of Tuguegarao, in the amount of Php3 million for the years 1999 to 2006. The RTC in its decision dated February 25, 2009, ruled in favor of PLDT stating that the Province of Cagayan can no longer tax PLDT for transactions taking place in the City of Tuguegarao. The Province of Cagayan filed a Motion for Reconsideration which was denied by the RTC in its Order dated October 7, 2009. The Province of Cagayan filed a Motion for Extension of Time to file Petition for Review before the Court of Tax Appeals which PLDT opposed for having been filed out of time.

Smart’s Local Franchise Tax Assessments

In Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004), the deficiency local franchise tax assessment issued against Smart by the City of Makati totaling approximately Php312 million, inclusive of surcharges and interests, covering the years 1995 and 1998 to 2001 had been ordered cancelled by the RTC of Makati City. This was upheld by the Court of Appeals in its Resolution dated June 9, 2005 (CA G.R. SP No. 88681, June 9, 2005). The Court’s Decision declaring Smart as exempt from paying local franchise tax had become final and executory.

In a letter dated March 24, 2008, the City of Makati requested payment for alleged deficiency local franchise tax covering the years 1995 and 1997 to 2003. Smart replied and reiterated its exemption from local franchise tax based on its legislative franchise and the Smart vs. City of Makati case, which covered the years 1995 and 1998 to 2001. On March 9, 2009, Smart received another letter from the City of Makati on alleged outstanding franchise tax obligations covering the period from 1995 to 2009. In November 2009, Smart received a Billing Statement from the City of Makati for alleged franchise tax liability covering the period from 1995 to 2003. On December 16, 2009, Smart filed its reply and refuted the alleged franchise tax liability based on the Smart vs. City of Makati case and BOI registration dated May 3, 2001.

Meanwhile, Smart also received similar local franchise tax assessments issued by the City of Iloilo amounting to approximately Php0.7 million, inclusive of surcharge and penalties. The RTC of Iloilo likewise ruled in favor of Smart in its Decision dated January 19, 2005 (Civil Case No. 02-27144) declaring Smart as exempt from payment of local franchise tax. The City of Iloilo appealed the Decision and the Supreme Court, on February 27, 2009, (G.R. No. 167260) ruled that Smart is liable to pay the local franchise tax. On April 2, 2009, Smart filed its Motion for Reconsideration. On July 1, 2009, the Supreme Court’s Special Second Division issued a Resolution denying Smart’s Motion for Reconsideration.

In 2002, Smart filed a special civil action for declaratory relief for the ascertainment of its rights and obligations under the Tax Code of the City of Davao. The relevant section of Smart’s franchise provided that the grantee shall pay a franchise tax equivalent to 3% of all gross receipts of the business transacted under the franchise by the grantee and the said percentage shall be in lieu of all taxes on the franchise or earnings thereof. On September 16, 2008, the Supreme Court’s Third Division ruled that Smart is liable for local franchise tax since the phrase “in lieu of all taxes” merely covers national taxes and was rendered inoperative when the VAT law took effect. On October 21, 2008, Smart filed its Motion for Reconsideration. Smart argued that the operative word in the “in lieu of all taxes” clause in Smart’s franchise is the word “all”. The word “all” before “taxes” in the clause “in lieu of all taxes” covers all kinds of taxes, national and local, except only those mentioned in the franchise. Smart also argued that the BIR already clarified in its Revenue Memorandum Circular No. 5-96 dated March 31, 1997 that the VAT merely replaced the franchise tax. On July 21, 2009, the Supreme Court’s Third Division promulgated its Resolution denying Smart’s Motion for Reconsideration and affirming that Smart is liable to pay local franchise tax.

With the finality of the Iloilo and Davao cases, several cities and provinces have began discussions with Smart on the settlement of alleged local franchise tax within their respective jurisdictions. To limit the years covered by Smart’s tax liability, Smart is invoking its BOI registration issued on May 3, 2001.

Smart’s Local Business Tax

The City of Makati issued a Notice of Assessment dated October 23, 2008 against Smart for alleged deficiency local business taxes, fees and charges covering the years 2006 to 2008. Smart protested the assessment and clarified that the local business tax assessment on its service revenues from its telecommunications services is misplaced. Smart explained that the service revenues are revenues directly generated by Smart from rendering telecommunication services pursuant to its legislative franchise. In the Smart vs. City of Makati case, the Court already ruled that its service revenues are exempt from the local franchise tax.

Piltel’s Local Franchise Tax

In 2004, Piltel secured a favorable decision from a Trial Court involving the local franchise tax in Makati City. In the case entitled “Pilipino Telephone Corporation vs. City of Makati and Andrea Pacita S. Guinto” (Piltel vs. City of Makati) (Civil Case No. 01-1760), the Makati Regional Trial Court rendered its Decision dated December 10, 2002 declaring Piltel exempt from the payment of local franchise and business taxes. The Trial Court ruled that the legislative franchise of Piltel, R.A. 7293, granting the corporation exemption from local franchise and business taxes took effect after R.A. 7160 or the Local Government Code which removed all prior tax exemptions granted by law or other special law. The Trial Court’s decision was affirmed by the Court of Appeals in its Decision dated July 12, 2004 and then subsequently, the Supreme Court denied the appeal of the City of Makati in its Entry of Judgment dated October 13, 2004. The Supreme Court ruled that the City of Makati, failed to sufficiently show that the Court of Appeals committed any reversible error in the questioned judgment to warrant the exercise the Supreme Court’s discretionary appellate jurisdiction.

On March 9, 2009, Piltel received a letter from the City of Makati on alleged outstanding franchise tax obligations covering the period from 1995 to 2009. In November 2009, Piltel received a Billing Statement from the City of Makati for alleged franchise tax liability covering the period from 1999 to 2003. On December 16, 2009, Piltel filed its reply and refuted the alleged franchise tax liability based on the Piltel vs. City of Makati case.

Real Property Tax

In Smart Communications, Inc. vs. Central Board of Assessment Appeals, or CBAA, Local Board of Assessment Appeals of Surigao City, and City Assessor of Surigao City, Smart filed a Petition for Review with the Court of Appeals assailing the prior decision of the CBAA which declared Smart as being liable to pay real property taxes to the City of Surigao. The Court of Appeals on November 26, 2008 decided that Smart is exempt from the payment of real property taxes for its properties which are actually, directly and exclusively used in the operation of its franchise.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 (up to present), PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and simply improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php2.9 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI. At the moment, however, PLDT and ETPI have agreed to suspend the arbitration proceedings between them.

Other disclosures required by PAS 37 were not provided as it may prejudice our position in on-going claims, litigations and assessments.

28.	Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, convertible preferred stock, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies.

The following table sets forth our financial assets and financial liabilities as at December 31, 2009 and 2008.

			Designated at fair				Total financial	Non-financial
	Loansand	Held-to-maturity	value through		Available-for-sale	Liabilities carried	assets and	assets and
	receivables	investments	profit or loss	Held-for-trading	financial assets	at amortized cost	liabilities	liabilities	Total
	(in million pesos)
Assets as at December 31, 2009 (Unaudited)
Noncurrent:
Property, plant and equipment – net	–	–	–	–	–	–	–	161,256	161,256
Investment in associates and joint ventures	–	–	–	–	–	–	–	22,233	22,233
Available-for-sale financial assets	–	–	–	–	134	–	134	–	134
Investment in debt securities	–	462	–	–	–	–	462	–	462
Investment properties	–	–	–	–	–	–	–	1,210	1,210
Goodwill and intangible assets – net	–	–	–	–	–	–	–	13,024	13,024
Deferred income tax assets – net	–	–	–	–	–	–	–	7,721	7,721
Prepayments – net of current portion	–	–	–	–	–	–	–	8,663	8,663
Advances and refundable deposits – net of current portion	842	–	–	–	–	–	842	260	1,102
Current:
Cash and cash equivalents	38,319	–	–	–	–	–	38,319	–	38,319
Short-term investments	3,338	–	–	486	–	–	3,824	–	3,824
Trade and other receivables – net	14,729	–	–	–	–	–	14,729	–	14,729
Inventories and supplies	–	–	–	–	–	–	–	2,165	2,165
Derivative financial assets	–	–	–	6	–	–	6	–	6
Current portion of prepayments	–	–	–	–	–	–	–	5,098	5,098
Current portion of advances and refundable deposits	7	–	–	–	–	–	7	195	202

Total assets	57,235	462	–	492	134	–	58,323	221,825	280,148

Liabilities as at December 31, 2009 (Unaudited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	86,079	86,079	–	86,079
Deferred income tax liabilities	–	–	–	–	–	–	–	1,321	1,321
Derivative financial liabilities	–	–	–	2,751	–	–	2,751	–	2,751
Pension and other employee benefits	–	–	–	–	–	–	–	374	374
Customers’ deposits	–	–	–	–	–	2,166	2,166	–	2,166
Deferred credits and other noncurrent liabilities	–	–	–	–	–	13,159	13,159	1,279	14,438
Current:
Accounts payable	–	–	–	–	–	17,698	17,698	1,903	19,601
Accrued expenses and other current liabilities	–	–	–	–	–	28,687	28,687	6,759	35,446
Provision for assessments	–	–	–	–	–	–	–	1,555	1,555
Current portion of interest-bearing financial liabilities	–	–	–	–	–	12,714	12,714	–	12,714
Dividends payable	–	–	–	–	–	1,749	1,749	–	1,749
Income tax payable	–	–	–	–	–	–	–	2,829	2,829

Total liabilities	–	–	–	2,751	–	162,252	165,003	16,020	181,023

Net assets (liabilities)	57,235	462	–	(2,259)	134	(162,252)	(106,680)	205,805	99,125

Assets as at December 31, 2008 (Audited)
Noncurrent:
Property, plant and equipment – net	–	–	–	–	–	–	–	160,326	160,326
Investments in associates and joint ventures	–	–	–	–	–	–	–	1,174	1,174
Available-for-sale financial assets	–	–	–	–	131	–	131	–	131
Investment in debt securities – net of current portion	–	442	193	–	–	–	635	–	635
Investment properties	–	–	–	–	–	–	–	617	617
Goodwill and intangible assets – net	–	–	–	–	–	–	–	10,450	10,450
Deferred income tax assets – net	–	–	–	–	–	–	–	9,605	9,605
Prepayments – net of current portion	–	–	–	–	–	–	–	2,501	2,501
Advances and refundable deposits – net of current portion	840	–	–	–	–	–	840	246	1,086
Current:
Cash and cash equivalents	33,684	–	–	–	–	–	33,684	–	33,684
Short-term investments	5,964	–	–	706	–	–	6,670	–	6,670
Current portion of investment in debt securities	–	1,656	–	–	–	–	1,656	–	1,656
Trade and other receivables – net	15,909	–	–	–	–	–	15,909	–	15,909
Inventories and supplies	–	–	–	–	–	–	–	2,069	2,069
Derivative financial assets	–	–	–	56	–	–	56	–	56
Current portion of prepayments	–	–	–	–	–	–	–	4,164	4,164
Current portion of advances and refundable deposits	–	–	–	–	–	–	–	1,825	1,825

Total assets	56,397	2,098	193	762	131	–	59,581	192,977	252,558

Liabilities as at December 31, 2008 (Audited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	58,910	58,910	–	58,910
Deferred income tax liabilities	–	–	–	–	–	–	–	1,288	1,288
Derivative financial liabilities	–	–	–	1,761	–	–	1,761	–	1,761
Pension and other employee benefits	–	–	–	–	–	–	–	5,467	5,467
Customers’ deposits	–	–	–	–	–	2,251	2,251	–	2,251
Deferred credits and other noncurrent liabilities	–	–	–	–	–	9,273	9,273	1,309	10,582
Current:
Accounts payable	–	–	–	–	–	16,294	16,294	1,974	18,268
Accrued expenses and other current liabilities	–	–	–	–	–	18,612	18,612	5,769	24,381
Derivative financial liabilities	–	–	–	87	–	–	87	–	87
Provision for assessments	–	–	–	–	–	–	–	1,555	1,555
Current portion of interest-bearing financial liabilities	–	–	–	–	–	15,080	15,080	–	15,080
Dividends payable	–	–	–	–	–	1,379	1,379	–	1,379
Income tax payable	–	–	–	–	–	–	–	4,580	4,580

Total liabilities	–	–	–	1,848	–	121,799	123,647	21,942	145,589

Net assets (liabilities)	56,397	2,098	193	(1,086)	131	(121,799)	(64,066)	171,035	106,969

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2009 and 2008:

	Carrying Value		Fair Value
	2009	2008	2009 2008
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
		(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial assets:
Listed equity securities	68	69	68	69
Unlisted equity securities	66	62	66	62
Investment in debt securities – net of current portion	462	635	474	629
Advances and refundable deposits – net of current portion	842	840	732	728

Total noncurrent financial assets	1,438	1,606	1,340	1,488

Current Financial Assets
Cash and cash equivalents:
Cash on hand and in banks	3,300	4,164	3,300	4,164
Temporary cash investments	35,019	29,520	35,019	29,520
Short-term investments	3,824	6,670	3,824	6,670
Current portion of investment in debt securities	–	1,656	–	1,656
Trade and other receivables – net:
Foreign administrations	4,064	5,477	4,064	5,477
Retail subscribers	3,546	3,904	3,546	3,904
Corporate subscribers	2,429	2,865	2,429	2,865
Domestic carriers	1,184	703	1,184	703
Dealers, agents and others	3,506	2,960	3,506	2,960
Derivative financial assets:
Bifurcated embedded derivatives	6	2	6	2
Foreign currency options	–	38	–	38
Forward foreign exchange options	–	16	–	16
Current portion of advances and refundable deposits	7	–	7	–

Total current financial assets	56,885	57,975	56,885	57,975

Total Financial Assets	58,323	59,581	58,225	59,463

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	86,066	58,899	88,383	57,058
Obligations under finance lease	13	11	12	11
Derivative financial liabilities:
Long-term currency swap	2,751	1,761	2,751	1,761
Customers’ deposits	2,166	2,251	1,375	1,476
Deferred credits and other noncurrent liabilities	13,159	9,273	11,629	7,959

Total noncurrent financial liabilities	104,155	72,195	104,150	68,265

Current Financial Liabilities
Accounts payable:
Suppliers and contractors	14,975	14,131	14,975	14,131
Carriers	1,937	1,780	1,937	1,780
Related parties	233	120	233	120
Others	553	263	553	263
Accrued expenses and other current liabilities:
Utilities and related expenses	17,388	13,385	17,388	13,385
Employee benefits	8,071	2,925	8,071	2,925
Interests and other related costs	1,167	1,212	1,167	1,212
Others	2,061	1,090	2,061	1,090
Derivative financial liabilities:
Foreign currency options	–	44	–	44
Forward foreign exchange contracts	–	31	–	31
Bifurcated embedded derivatives	–	11	–	11
Bifurcated equity call options	–	1	–	1
Interest-bearing financial liabilities:
Notes payable	2,279	553	2,279	553
Current portion of long-term debt	10,384	14,459	10,384	14,459
Obligations under finance lease	51	59	51	59
Preferred stock subject to mandatory redemption	–	9	–	9
Dividends payable	1,749	1,379	1,749	1,379

Total current financial liabilities	60,848	51,452	60,848	51,452

Total Financial Liabilities	165,003	123,647	164,998	119,717

Below are the list of financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as at December 31, 2009 and 2008:

	2009 (Unaudited)			2008 (Audited)
	Level 1(1)	Level 2(2)	Total Level 1(1)		Level 2(2)	Total
		(in million pesos)
Noncurrent Financial Asset
Available-for-sale financial assets – Listed equity securities	68	–	68	69	–	69
Investment in debt securities	–	–	–	193	–	193
Current Financial Assets
Short-term investments	486	–	486	706	–	706
Derivative financial assets	–	6	6	–	56	56

Total	554	6	560	968	56	1,024

Noncurrent Financial Liability
Derivative financial liabilities	–	2,751	2,751	–	1,761	1,761
Current Financial Liability
Derivative financial liabilities	–	–	–	–	87	87

Total	–	2,751	2,751	–	1,848	1,848

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.

(2)	Fair values determined using inputs other than quoted prices that are either directly or indirectly observable for the assets or liabilities.

As at December 31, 2009 and 2008, we do not have financial instruments whose fair values are determined using inputs that are not based on observable market data (Level 3).

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities: Fair value is based on the following:

Type	Fair Value Assumptions
Noncurrent portion of advances and refundable deposits	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Fixed rate loans:U.S. dollar notesOther loans in all other currencies
Quoted market
price.Estimated fair
value is based on the
discounted value of
future cash flows
using the applicable
Commercial Interest
Reference Rate and
Philippine Dealing
System Treasury
Fixing rates for
similar types of
loans.

Variable rate loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

Customers’ deposits and deferred credits and other noncurrent liabilities	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Preferred stock subject to mandatory redemption: The fair values were determined using a discounted cash flow model.

Derivative Financial Instruments:

Foreign currency options: The fair values were computed using an option pricing model using market volatility rates of the U.S. dollar and Philippine peso exchange rate as at valuation date.

Forward foreign exchange contracts, bifurcated foreign currency forwards and foreign currency swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

Bifurcated equity call options: The fair values were computed using an option pricing model using market volatility rates of the PLDT share price as at valuation date.

Available-for-sale financial assets: Fair values of available-for-sale financial assets, which consist of proprietary shares, were determined using quoted prices.

Investment in debt securities: Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, current investment in debt securities, trade and other receivables, current portion of advances and refundable deposits, accounts payable, accrued expenses and other current liabilities, current portion of interest-bearing financial liabilities, and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period. As at December 31, 2009, we have no outstanding financial instruments designated as hedges.

The table below sets out the information about our derivative financial instruments not designated as hedges as at December 31, 2009 and 2008:

		2009 (Unaudited)			2008 (Audited)
				Mark-to-market			Mark-to-market
	Maturity	Notional		Gains (Losses)	Notional		Gains(Losses)
				(in millions)
PLDT
Currency swaps	2017	US$	245	(Php1,803)	US$	295	(Php1,197)
	2012		146	(948)		159	(564)
Foreign currency sold call options	2009		–	–		57(1)	10
Foreign currency bought call options	2009		–	–		57	(16)
Forward foreign exchange contracts	2009		–	–		57	(31)
Bifurcated equity call options	2009		–	–		–	(1)
				(2,751)			(1,799)

Smart
Bifurcated embedded derivatives	2010		–	2		3	(10)

			–	2			(10)

ePLDT
Forward foreign exchange contracts	2009		–	–		5	16
Bifurcated embedded derivatives	2012		1	4		2	1

				4			17

Net liabilities				(Php2,745)			(Php1,792)

(1)	Foreign currency sold call options based on the same notional amount as the foreign currency bought call options.

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Presented as:
Current assets	6	56
Noncurrent liabilities	(2,751)	(1,761)
Current liabilities	–	(87)

Net liabilities	(2,745)	(1,792)

Analysis of gains (losses) on derivative financial instruments for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
	(Unaudited)	(Audited)
	(in million pesos)
Net mark-to-market losses at end of year	(2,745)	(1,792)	(7,027)
Net mark-to-market losses at beginning of year	(1,792)	(7,027)	(6,499)

Net change	(953)	5,235	(528)
Settlements, accretion and conversion	546	(2,367)	(622)
Hedge cost	(599)	(819)	(1,125)
Net gains charged on cash flow hedges and transferred from cumulative translation adjustments and taken to income	–	697	–
Net losses on cash flow hedges charged to cumulative translation adjustments	–	662	1,234
Effective portion recognized in the profit or loss for the cash flow hedge	–	286	–
Ineffective portion recognized in the profit or loss for the cash flow hedge	–	118	(3)
Net gains (losses) on derivative financial instruments (Note 4)	(1,006)	3,812	(1,044)

PLDT

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Currency Swaps

PLDT entered into long-term principal only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. As at December 31, 2009 and 2008, these long-term currency swaps have an aggregate notional amount of US$391 million and US$454 million, respectively. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal only currency swap agreements in order to lower the running hedging cost of the swaps. As at December 31, 2009 and 2008, the outstanding swap contracts have an agreed average swap exchange rates of Php50.60 and Php50.52, respectively. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 2.83% and 3.32% per annum as at December 31, 2009 and 2008, respectively.

On various dates in 2008, the long-term principal only currency swap agreements maturing in 2012 and 2017 were partially terminated, with a total aggregate settlement amount of Php1,042 million and Php33 million, respectively. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$159 million and US$295 million for the notes maturing in 2012 and 2017, respectively, as at December 31, 2008.

On various dates in 2009, the long-term principal only currency swap agreements maturing in 2012 and 2017 were partially terminated, with a total aggregate settlement amount of Php112 million and Php485 million, respectively. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$146 million and US$245 million for the notes maturing in 2012 and 2017, respectively, as at December 31, 2009.

Foreign Currency Options

To manage hedging costs, the currency swap agreement relating to the fixed rate note due in 2009 with a notional amount of US$175 million has been structured to include currency option contracts. If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles beyond Php52.50 to US$1.00 up to Php90.00 to US$1.00, PLDT will have the option to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00. On the other hand, if the Philippine peso to U.S. dollar spot exchange rate settles beyond Php90.00, PLDT will have the option to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. If on maturity, the Philippine peso to U.S. dollar spot exchange rate is lower than the exchange rate of Php52.50 to US$1.00, PLDT will have the option to purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate. The net semi-annual floating hedge cost payments that PLDT is required to pay under these transactions was approximately 2.84% per annum as at December 31, 2008.

On various dates in 2008, 2007 and 2006, the currency option agreements were partially terminated, with a total aggregate settlement amount of Php270 million. The remaining balance of the currency option agreement amounting to US$57 million as at December 31, 2008 was terminated on various dates in 2009 with a total aggregate settlement amount of Php71 million. As at December 31, 2009, there are no outstanding currency option agreements.

In order to manage hedge costs, the swaps and option include a credit-linkage feature with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations to both PLDT and its counterparty under the swap and option contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. As at December 31, 2009, there are no outstanding currency option agreements, while as at December 31, 2008, US$511 million (US$454 million under currency swaps and US$57 million under foreign currency options) of PLDT’s long-term currency swaps/options include credit-linkage.

Forward Foreign Exchange Contracts

In 2008, PLDT entered into short-term U.S. dollar forward foreign exchange purchase contracts to hedge a portion of its fixed rate notes maturing in 2009. As at December 31, 2009, there are no outstanding forward foreign exchange contracts while as at December 31, 2008, the outstanding forward foreign exchange contracts on the fixed rate notes amounted to US$57 million with an average exchange rate of Php48.65.

Bifurcated Equity Call Options

Pursuant to Piltel’s debt restructuring plan, PLDT issued shares of Series VI Convertible Preferred Stock. See
Note 20 – Interest-bearing Financial Liabilities. Each share of Series VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series VI Convertible Preferred Stock, the remaining outstanding shares under this series will be mandatorily converted into shares of PLDT’s common stock. For 30 days thereafter, the holders of these mandatorily converted shares of PLDT’s common stock have the option to sell such shares of PLDT’s common stock back to PLDT for US$36.13. On June 4, 2008 and November 9, 2009, a total of 341 thousand shares of the Series VI Convertible Preferred Stock were converted to PLDT common stock. As at December 31, 2009, there are no embedded call options. As at December 31, 2008, the negative fair market value of these embedded call options amounted to Php1 million.

Smart

In 2009, Smart entered into short-term U.S. dollar forward foreign exchange sale contracts maturing in July 2009. As at December 31, 2009, there were no outstanding forward foreign exchange contracts.

Smart’s embedded derivatives were bifurcated from service and purchase contracts. As at December 31, 2009 and 2008, outstanding contracts amounted to US$209 thousand and US$3 million, respectively, including service contracts denominated in U.S. dollars, which is not the functional currency of a substantial party to the contract or the routine currency of the transaction. The total mark-to-market value of these bifurcated embedded currency forwards as at December 31, 2009 and 2008 amounted to Php2 million and Php10 million, respectively.

ePLDT

In October 2008, Parlance and Vocativ entered into a non-deliverable forward sale agreement in the total amount of US$2.4 million each, with maturities beginning January 2009 up to December 2009 at an average exchange rate of Php51.89 and Php52.17, respectively. As at December 31, 2009, all non-deliverable forward sales agreements have matured. The mark-to-market value of this forward contract as at December 31, 2008 amounted to Php8 million each.

Level Up! embedded derivatives were bifurcated from various license contracts and other service agreements denominated in U.S. dollar. The aggregate notional amount of these bifurcated embedded currency forwards amounted to US$1 million and US$2 million as at December 31, 2009 and 2008, respectively. The total mark-to-market value of these bifurcated embedded currency forwards as at December 31, 2009 and 2008 amounted to Php4 million and Php1 million, respectively.

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-dated and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the ROP, and Philippine banks and corporates, managed funds and other structured products linked to the ROP. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

We have letters of credit amounting to Php1,317 million as at December 31, 2009 and certain financial instruments that are allocated to meet our short-term liquidity needs. These financial instruments are cash and cash equivalents, and short-term investments amounting to Php38,319 million and Php3,824 million, respectively, as at December 31, 2009. Details on our letters of credit and summary of the maturity profile of our financial liabilities as at December 31, 2009 and 2008 based on contractual undiscounted payments is set out in Note 26 – Contractual Obligations and Commercial Commitments.

Foreign Currency Exchange Risk

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage the hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap contracts. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative translation adjustments in other comprehensive income until the hedged transaction affects our consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2009 and 2008:

	2009 (Unaudited)		2008 (Audited)
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Note receivable	2	81	–	–
Advances and refundable deposits	–	7	–	–

Total noncurrent financial assets	2	88	–	–

Current Financial Assets
Cash and cash equivalents	140	6,496	101	4,794
Short-term investments	47	2,164	21	986
Trade and other receivables – net	206	9,573	207	9,880
Derivative financial assets	–	6	1	56

Total current financial assets	393	18,239	330	15,716

Total Financial Assets	395	18,327	330	15,716

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	837	38,871	925	44,064
Derivative financial liabilities	59	2,751	37	1,761

Total noncurrent financial liabilities	896	41,622	962	45,825

Current Financial Liabilities
Accounts payable	155	7,180	143	6,820
Accrued expenses and other current liabilities	95	4,409	93	4,447
Derivative financial liabilities	–	–	2	87
Current portion of interest-bearing financial liabilities	155	7,220	301	14,331

Total current financial liabilities	405	18,809	539	25,685

Total Financial Liabilities	1,301	60,431	1,501	71,510

(1)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php46.43 to US$1.00, the peso-dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2009.

(2)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was 47.65 to US$1.00, the peso-dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2008.

As at March 1, 2010, the peso-dollar exchange rate was Php46.10 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities as at December 31, 2009 would have decreased by Php299 million.

As at December 31, 2009 and 2008, approximately 46% and 78% of our total consolidated debts (net of consolidated debt discount) was denominated in U.S. dollars. Consolidated foreign currency-denominated debt decreased to Php45,633 million as at December 31, 2009 from Php57,916 million as at December 31, 2008. PLDT’s outstanding long-term principal only currency swap contracts amounted to US$391 million and US$454 million as at December 31, 2009 and 2008, respectively. Consequently, the unhedged portion of our consolidated debt amounts was approximately 28% (or 19%, net of our consolidated U.S. dollar cash balances) and 45% (or 38%, net of our consolidated U.S. dollar cash balances) as at December 31, 2009 and 2008, respectively.

For the years ended December 31, 2009, 2008 and 2007, approximately 34%, 35% and 34%, respectively, of our consolidated service revenues were denominated in U.S. dollars and/or were linked to the U.S. dollars. In this respect, the recent depreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar increased our revenues, and consequently, our cash flow from operations in Philippine peso terms.

The Philippine peso had appreciated by 2.56% against the U.S. dollar to Php46.43 to US$1.00 as at December 31, 2009 from Php47.65 to US$1.00 as at December 31, 2008. As at December 31, 2008, the Philippine peso had depreciated by 15.1% to Php47.65 to US$1.00 from Php41.41 to US$1.00 as at December 31, 2007. As a result of our consolidated foreign exchange movements as well as the amount of our consolidated outstanding net foreign currency debts and hedges, we recognized net consolidated foreign exchange gains of Php909 million in 2009, net consolidated foreign exchange losses of Php6,170 million in 2008 and net consolidated foreign exchange gains of Php2,976 million in 2007. See Note 4 – Operating Segment Information.

Management conducted a survey among our banks to determine the outlook of the peso-dollar exchange rate until our next reporting date of March 31, 2010. Our outlook is that the peso-dollar exchange rate may weaken/strengthen by 1.13% as compared to the exchange rate of Php46.43 to US$1.00 as at December 31, 2009. If the peso-dollar exchange rate had weakened/strengthened by 1.13% as at December 31, 2009, with all other variables held constant, profit after tax for the year would have been Php224 million higher/lower and our consolidated stockholders’ equity as at year end 2009 would have been Php217 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2009 and 2008. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2009 (Unaudited)

														Discount/Debt
	In U.S. Dollar													Issuance CostIn Php	Carrying ValueIn Php	Fair Value
	Below 1 year	1-2 years			2-3 years			3-5 years			Over 5 years	Total	In Php			In U.S.Dollar	In Php
														(in millions)
Assets:
Cash in Bank
U.S. Dollar	11		–			–			–		–	11	540	–	540	11	540
Interest rate	0.0025% to 0.88%		–			–			–		–	–	–	–	–	–	–
Philippine Peso	36		–			–			–		–	36	1,673	–	1,673	36	1,673
Interest rate	0.625% to 2.90%		–			–			–		–	–	–	–	–	–	–
Other Currencies	1		–			–			–		–	1	31	–	31	1	31
Interest rate	0.0014 to 2.40%%		–			–			–		–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	384		–			–			–		–	384	17,870	–	17,870	384	17,870
Interest rate	0.50% to 1.75%		–			–			–		–	–	–	–	–	–	–
Philippine Peso	369		–			–			–		–	369	17,149	–	17,149	369	17,149
Interest rate	1.25% to 5.50%		–			–			–		–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	46		–			–			–		–	46	2,132	–	2,132	46	2,132
Interest rate	4.25% to 7.006%		–			–			–		–	–	–	–	–	–	–
Philippine Peso	36		–			–			–		–	36	1,692	–	1,692	36	1,692
Interest rate	4.40%		–			–			–		–	–	–	–	–	–	–
Investment in Debt Securities
Philippine Peso	–		–			–			10		–	10	462	–	462	10	474
Interest rate	–		–			–			6.92%		–	–	–	–	–	–	–

	883		–			–			10		–	893	41,549	–	41,549	893	41,561

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	–		–			146			–		245	391	18,161	285	17,876	449	20,837
Interest rate	–		–			11.375%			–		8.350%	–	–	–	–	–	–
U.S. Dollar Fixed Loans	14		27			5			285		–	331	15,397	3,338	12,059	229	10,654
Interest rate	4.515%	3.79% to 4.70%				3.79%		2.25% to3.79%			–	–	–	–	–	–	–
Philippine Peso	–		63			126			236		305	730	33,858	84	33,774	744	34,535
Interest rate	–	6.0323% to 8.4346%			5.625% to 8.4346%			6.125% to 9.1038%			6.50% to 9.1038%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	41		160			74			60		–	335	15,543	124	15,419	332	15,419
Interest rate	US$ LIBOR + 0.05% to 2.5%	US$	LIBOR + 0.42 to 1.85%; swap rate + 2.79	% %	US$	LIBOR + 0.42 to 1.85%; swap rate + 2.79	% %	US$	LIBOR + 0.42 to 1.85%; swap rate + 2.79	% %	–	–	–	–	–	–	–
Philippine Peso	–		185			81			107		–	373	17,349	27	17,322	373	17,322
Interest rate	–	MART 1 + 0.75%; PDST-F + 1.0% to 1.5%; AUB’s prime rate			PDST-F + 1.0% to 1.50%; AUB’s prime rate			PDST-F + 1.0% to 1.50%			–	–	–	–	–	–	–
Short-term Debt
Notes Payable
U.S. Dollar	6		–			–			–		–	6	279	–	279	6	279
Interest rate	3.25%		–			–			–		–	–	–	–	–	–	–
Philippine Peso	43		–			–			–		–	43	2,000	–	2,000	43	2,000
Interest rate	PDST-F + 1.5%; 6.0896%		–			–			–		–	–	–	–	–	–	–

	104		435			432			688		550	2,209	102,587	3,858	98,729	2,176	101,046

As at December 31, 2008 (Audited)

								Discount/Debt
	In U.S. Dollar							Issuance CostIn Php	Carrying ValueIn Php	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			In U.S.Dollar	In Php
								(in millions)
Assets:
Cash in Bank
U.S. Dollar	26	–	–	–	–	26	1,258	–	1,258	26	1,258
Interest rate	0.10% to 4.50%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	56	–	–	–	–	56	2,682	–	2,682	56	2,682
Interest rate	0.25% to 3.50%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	74	–	–	–	–	74	3,400	–	3,400	74	3,400
Interest rate	0.30% to 7.50%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	567	–	–	–	–	567	26,120	–	26,120	567	26,120
Interest rate	2% to 7.50%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	21	–	–	–	–	21	985	–	985	21	985
Interest rate	3.29%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	119	–	–	–	–	119	5,685	–	5,685	119	5,685
Interest rate	6.69%	–	–	–	–	–	–	–	–	–	–
Investment in Debt Securities
Philippine Peso	35	–	4	9	–	48	2,291	–	2,291	48	2,285
Interest rate	6.3194%	–	6.125%	6.875% to 7%	–	–	–	–	–	–	–

	898	–	4	9	–	911	42,421	–	42,421	911	42,415

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	114	–	–	159	295	568	27,061	368	26,693	559	26,607
Interest rate	10.50%	–	–	11.375%	8.35%	–	–	–	–	–	–
U.S. Dollar Fixed Loans	22	50	11	3	280	366	17,444	4,046	13,398	252	12,030
Interest rate	4.49% to 6%	3.79% to 4.70%	3.79% to 4.70%	3.79%	2.25%	–	–	–	–	–	–
Philippine Peso	–	3	1	182	33	219	10,420	79	10,341	209	9,955
Interest rate	–	6.50% to 8.4346%	5.625% to 8.4346%	5.625% to 8.4346%	6.125% to 6.50%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	13	215	59	77	–	364	17,339	67	17,272	363	17,272
Interest rate
Philippine Peso	–	47	32	40	–	119	5,670	16	5,654	119	5,653
Interest rate	–	MART 1 + 0.75% to 5.70%; PDST-F + 1.0% to 1.50%	MART 1 + 0.75%; PDST-F + 1.0% to 1.50%	PDST-F + 1.0% to 1.50%	–	–	–	–	–	–	–
Short-term Debt
Notes Payable
U.S. Dollar	12	–	–	–	–	12	553	–	553	12	553
Interest rate	5.25% to 5.30%	–	–	–	–	–	–	–	–	–	–
	161	315	103	461	608	1,648	78,487	4,576	73,911	1,514	72,070

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of March 31, 2010. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 5 basis points and 10 basis points higher/lower, respectively, as compared to levels as at December 31, 2009. If U.S. dollar interest rates had been 5 basis points higher/lower as compared to market levels as at December 31, 2009, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2009 would have been Php32 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 10 basis points higher/lower as compared to market levels as at December 31, 2009, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2009 would have been Php52 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

The table below shows the maximum exposure to credit risk for the components of our consolidated statement of financial position, including derivative financial instruments.

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	2009	2008	2009	2008
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	(in million pesos)
Loans and receivables:
Advances and refundable deposits	849	840	848	840
Cash and cash equivalents	38,319	33,684	38,101	33,621
Short-term investments	3,338	5,964	3,338	5,963
Foreign administrations	4,064	5,477	4,011	5,477
Retail subscribers	3,546	3,904	3,505	3,877
Corporate subscribers	2,429	2,865	2,328	2,709
Domestic carriers	1,184	703	1,184	703
Dealers, agents and others	3,506	2,960	3,506	2,958
Held-to-maturity investments:
Investment in debt securities	462	2,098	462	2,098
Designated at fair value through profit or loss:
Investment in debt securities	–	193	–	193
Available-for-sale financial assets	134	131	134	131
Held-for-trading:
Short-term investments	486	706	486	706
Bifurcated embedded derivatives	6	2	6	2
Foreign currency options	–	38	–	38
Forward foreign exchange contracts	–	16	–	16
Total	58,323	59,581	57,909	59,332

(1)	Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.

(2)	Gross financial assets after taking into account any collateral or other credit enhancements or offsetting arrangements or deposit insurance.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties:

		Neither past due nor impaired
				Past due but not
	Total	Class A(1)	Class B(2)	impaired	Impaired
	(in million pesos)
December 31, 2009 (Unaudited)
Loans and receivables:
Advances and refundable deposits	849	790	59	–	–
Cash and cash equivalents	38,319	37,767	552	–	–
Short-term investments	3,338	2,971	367	–	–
Corporate subscribers	9,106	1,078	283	1,068	6,677
Retail subscribers	8,026	1,236	518	1,792	4,480
Foreign administrations	4,353	1,261	451	2,352	289
Domestic carriers	1,267	157	8	1,019	83
Dealers, agents and others	3,927	2,068	1,022	416	421
Held-to-maturity investments:
Investment in debt securities	462	462	–	–	–
Available-for-sale financial assets	134	103	31	–	–
Held-for-trading(3):
Short-term investments	486	486	–	–	–
Bifurcated embedded derivatives	6	6	–	–	–
Total	70,273	48,385	3,291	6,647	11,950

December 31, 2008 (Audited)
Loans and receivables:
Advances and refundable deposits	840	703	137	–	–
Cash and cash equivalents	33,684	32,979	705	–	–
Short-term investments	5,964	5,680	284	–	–
Corporate subscribers	9,188	858	272	1,663	6,395
Retail subscribers	8,993	1,457	550	1,897	5,089
Foreign administrations	5,916	2,602	956	1,919	439
Domestic carriers	877	84	3	616	174
Dealers, agents and others	3,271	2,114	444	402	311
Held-to-maturity investments:
Investment in debt securities	2,098	2,098	–	–	–
Designated at fair value through profit or loss:
Investment in debt securities	193	193	–	–	–
Available-for-sale financial assets	131	103	28	–	–
Held-for-trading(3):
Short-term investments	706	706	–	–	–
Forward foreign currency options	38	38	–	–	–
Forward foreign exchange contracts	16	16	–	–	–
Bifurcated embedded derivatives	2	2	–	–	–

Total	71,917	49,633	3,379	6,497	12,408

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets is as follows:

			Past due but not impaired
		Neither past due
	Total	nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2009 (Unaudited)
Loans and receivables:
Advances and refundable deposits	849	849	–	–	–	–
Cash and cash equivalents	38,319	38,319	–	–	–	–
Short-term investments	3,338	3,338	–	–	–	–
Corporate subscribers	9,106	1,361	433	198	437	6,677
Retail subscribers	8,026	1,754	1,362	184	246	4,480
Foreign administrations	4,353	1,712	1,320	405	627	289
Domestic carriers	1,267	165	283	293	443	83
Dealers, agents and others	3,927	3,090	332	21	63	421
Held-to-maturity investments:
Investment in debt securities	462	462	–	–	–	–
Available-for-sale financial assets	134	134	–	–	–	–
Held-for-trading:
Short-term investments	486	486	–	–	–	–
Bifurcated embedded derivatives	6	6	–	–	–	–
Total	70,273	51,676	3,730	1,101	1,816	11,950

December 31, 2008 (Audited)
Loans and receivables:
Advances and refundable deposits	840	840	–	–	–	–
Cash and cash equivalents	33,684	33,684	–	–	–	–
Short-term investments	5,964	5,964	–	–	–	–
Corporate subscribers	9,188	1,130	1,024	313	326	6,395
Retail subscribers	8,993	2,007	1,338	266	293	5,089
Foreign administrations	5,916	3,558	1,043	550	326	439
Domestic carriers	877	87	80	87	449	174
Dealers, agents and others	3,271	2,558	48	9	345	311
Held-to-maturity investments:
Investment in debt securities	2,098	2,098	–	–	–	–
Designated at fair value through profit or loss:
Investment in debt securities	193	193	–	–	–	–
Available-for-sale financial assets	131	131	–	–	–	–
Held-for-trading:
Short-term investments	706	706	–	–	–	–
Forward foreign currency options	38	38	–	–	–	–
Forward foreign exchange contracts	16	16	–	–	–	–
Bifurcated embedded derivatives	2	2	–	–	–	–

Total	71,917	53,012	3,533	1,225	1,739	12,408

Impairment Assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowance.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowance

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since then, our strong cash flows have enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core earnings per common share. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. As at December 31, 2009 and 2008, we had acquired a total of 2.7 million shares and 2.0 million shares of PLDT’s common stock, respectively, at a weighted average price of Php2,387 per share and Php2,521 per share, respectively, for a total consideration of Php6,405 million and Php4,973 million, respectively. See Note 8 – Earnings Per Common Share and Note 19 – Equity.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net consolidated debt to equity ratio. Net consolidated debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt). Our objective is to maintain our net consolidated debt to equity ratio below 100%.

	2009	2008
	(Unaudited)	(Audited)
	(in million pesos)
Long-term debt, including current portion (Note 20)	96,450	73,358
Notes payable (Note 20)	2,279	553

Total debt	98,729	73,911
Cash and cash equivalents (Note 15)	(38,319)	(33,684)
Short-term investments	(3,824)	(6,670)

Net debt	56,586	33,557

Equity attributable to equity holders of PLDT	98,575	105,531

Net consolidated debt to equity ratio	57%	32%

29.	Cash Flow Information

	2009	2008	2007
	(Unaudited)	(Audited)
	(in million pesos)
Non-cash financing activities:
Recognition of asset retirement obligations (Note 21)	17	70	48
Conversion of preferred stock subject to mandatory redemption (Note 20)	9	1,077	313

30.	Subsequent Event

On March 1, 2010, Piltel, Metro Pacific Investments Corporation, or MPIC, and Rightlight Holdings, Inc., or Rightlight, entered into an Omnibus Agreement, or OA. Rightlight, which will be renamed Beacon Electric Asset Holdings, Inc., is a newly organized special purpose company with the sole purpose of consolidating the respective ownership interests in Meralco of Piltel and MPIC. Piltel and MPIC are Philippine affiliates of the First Pacific and both hold equity             shares in Meralco, see Note 10 – Investments in Associates and Joint Ventures. Under the OA, Piltel and MPIC have agreed to set out their mutual agreement in respect of the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Rightlight.

Investment in Rightlight

Upon the approval of the PSEC of Rightlight’s increase in authorized capital stock, Rightlight will have an authorized capital stock of 5 billion shares divided into 3 billion common shares with par value of Php1 per share and 2 billion preferred shares with par value of Php1 per share. The preferred shares of Rightlight are non-voting, redeemable by Rightlight and have no pre-emptive rights to any share or convertible debt securities or warrants issued by Rightlight. The preference shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) no violation of dividend restrictions imposed by Rightlight’s bank creditors.

MPIC presently beneficially owns 25,000 common shares of Rightlight, with a total par value of Php25,000.

Each of Piltel and MPIC has agreed to subscribe to 1,156,500,000 common shares of Rightlight, for a subscription price of Php20 per share or a total of Php23.13 billion out of the proposed increase in authorized capital stock of Rightlight. Piltel and MPIC have also agreed that their resulting equity after such subscription will be 50% each of the outstanding common shares of Rightlight.

MPIC has also agreed to subscribe to 801,044,415 shares of Rightlight’s preferred stock for a subscription price of Php10 per share or a total of Php8.01 billion.

The completion of the subscription of MPIC to 1,156,500,000 common shares and 801,044,415 preferred shares of Rightlight is subject to: (a) MPIC Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the shareholders of First Pacific, which is expected to be obtained on March 30, 2010; and (c) full payment of the subscription price, which is expected to be made on March 30, 2010.

The completion of the subscription of Piltel to 1,156,500,000 common shares of Rightlight is subject to: (a) Piltel Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the shareholders of Piltel, which is expected to be obtained on May 7, 2010; (c) the approval of the shareholders of First Pacific, which is expected to be obtained on March 30, 2010; and (d) full payment of the subscription price, which is expected to be made in May 2010 immediately after the Piltel shareholders’ approval.

The foregoing subscriptions will be offset against the amounts receivable from Rightlight arising from the transaction described in the following section. In addition, MPIC will settle its remaining balance in cash.

Transfer of Meralco Shares to Rightlight

Rightlight has agreed to purchase 154,200,000 and 163,602,961 Meralco shares (“Transferred Shares”) from Piltel and MPIC, respectively, for a consideration of Php150 per share or a total of Php23.13 billion for the Piltel Meralco shares and Php24.54 billion for the MPIC Meralco shares.

The completion of the sale of the MPIC Meralco shares to Rightlight is subject to: (a) MPIC Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) approval of the shareholders of First Pacific, which is expected to be obtained on March 30, 2010; and (d) release of the pledge over the MPIC Meralco shares which is expected to be obtained by March 30, 2010.

The completion of the sale of the Piltel Meralco shares to Rightlight is subject to: (a) Piltel Board of Directors’ approval, which was obtained on March 1, 2010; (b) the approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) the approval of the shareholders of Piltel, which is expected to be obtained on May 7, 2010; and (d) the approval of the shareholders of First Pacific, which is expected to be obtained on March 30, 2010.

The transfer of legal title to the Meralco shares will be effected through a special block sale in the PSE after the release of the existing pledge over the shares being transferred by MPIC, for the MPIC Meralco shares, and after the approval of the transaction by Piltel’s shareholders, for the Piltel Meralco shares.

Subject to rights over certain property dividends that may be declared or payable in respect of the 317,802,961 Transferred Shares, which will be assigned to FPHC if the Call Option (as discussed below), is exercised, the rights, title and interest that will be transferred to Rightlight by MPIC and Piltel in respect of the foregoing 317,802,961 Transferred Shares shall include: (a) all shares issued by Meralco by way of stock dividends on the Transferred Shares from March 1, 2010; (b) all property or cash dividends declared or paid on the Transferred Shares from March 1, 2010; (c) all other rights hereafter accruing on the Transferred Shares from March 1, 2010; and (d) the proceeds of all of the foregoing.

Piltel may, at some future time and under such terms and conditions as may be agreed by Piltel and Rightlight transfer to Rightlight its remaining 68,800,000 Meralco common             shares.

Call Option

Under the OA, MPIC has assigned its right to acquire the call option (the “Call Option”) over 74,700,000 shares of Meralco common shares currently held by FPHC (the “Option Shares”), to Rightlight. As a result of this assignment, Rightlight and FPHC have executed an Option Agreement dated March 1, 2010 pursuant to which FPHC granted the Call Option over the Option Shares to Rightlight.

The Call Option is exercisable at the option of Rightlight during the period from March 15, 2010 to May 15, 2010. The exercise price for the Option Shares shall be Php300 per Option Share or an aggregate exercise price of Php22.41 billion.

Subject to rights over certain property dividends that may be declared or payable in respect of the 74,700,000 shares of Meralco common stock, which will be retained by FPHC if the Call Option is exercised, the rights, title and interest that will be transferred to Rightlight by FPHC in respect of the Option Shares if Rightlight exercises the Call Option shall include: (a) all shares issued by Meralco by way of stock dividends on the Option Shares from March 1, 2010; (b) all property or cash dividends declared or paid on the Transferred Shares from March 1, 2010; (c) all other rights hereafter accruing on the Transferred Shares from March 1, 2010; and (d) the proceeds of any sale or disposition of any of the foregoing.

Property Dividends

With respect to the 317,802,961 Transferred Shares and the remaining 68,800,000 Meralco common shares held by Piltel, FPHC will have the benefit of being assigned certain property dividends that may be declared on such shares subject to Rightlight exercising the Call Option.

With respect to the 74,700,000 common shares of Meralco that may be acquired by Rightlight in the event that the Call Option is exercised, FPHC will have the benefit of retaining certain property dividends that may be declared on such shares.

For Rightlight, the estimated value attributable to FPHC’s potential property dividend retention is approximately Php2.94 per Meralco share. For MPIC and Piltel, the estimated value attributable to FPHC’s potential property dividend assignment is approximately Php2.94 per Meralco share.

Governance Arrangements

Rightlight, Piltel and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers. The corporate governance agreements and Rightlight equity structure will result to a jointly-controlled entity.